GENCO RESOURCES LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on November 9, 2010

and

MANAGEMENT INFORMATION CIRCULAR

with respect to a proposed

BUSINESS COMBINATION

involving

GENCO RESOURCES LTD.

and

SILVERMEX RESOURCES LTD.

October 8, 2010

These materials are important and require your immediate attention. They require Genco Resources Ltd. shareholders to make important decisions. AFTER CAREFUL CONSIDERATION OF THE PROPOSED TRANSACTIONS, THE BOARD OF DIRECTORS OF GENCO RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE RESOLUTIONS. If you are in doubt as to how to make such decisions, please contact your professional advisers.If you have questions regarding the proposed transactions, how to exercise your voting rights at the Special Meeting or any of the information contained in the accompanying Circular, please contact the proxy solicitation agent, Laurel Hill Advisory Group toll-free at 1-877-304-0211.

GENCO RESOURCES LTD.

October 8, 2010

Dear Genco shareholder:

     On September 20, 2010, Genco Resources Ltd. (“Genco”) and Silvermex Resources Ltd. (“Silvermex”) announced that they had entered into a definitive agreement (the “Arrangement Agreement”) to combine their respective businesses. Pursuant to, and subject to the terms and conditions of, the Arrangement Agreement, Genco will acquire all of the issued and outstanding common shares of Silvermex in accordance with a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Assuming the Arrangement becomes effective, and assuming that the “Subdivision” (as hereafter defined) becomes effective prior to the Arrangement becoming effective, each Silvermex shareholder will receive one Genco common share for each Silvermex common share.

     In connection with the Arrangement, Genco has called a special meeting (the “Special Meeting”) of shareholders to consider a resolution (the “Share Issuance Resolution”) to approve the issuance of Genco common shares pursuant to the Arrangement and the Arrangement Agreement (including the Genco common shares to be issued in exchange for the outstanding Silvermex common shares, the Genco common shares issuable upon the exercise of outstanding options and warrants to purchase common shares of Silvermex, and the Genco common shares issuable in the future in satisfaction of certain obligations of Silvermex to deliver Silvermex common shares to third parties under agreements with such third parties, as contemplated in the Arrangement Agreement). In addition, at the Special Meeting, shareholders will be asked to consider a resolution (the “Share Split Resolution” and, together with the Share Issuance Resolution, the “Resolutions”) to approve a subdivision (the “Subdivision”) of the Genco common shares on a 1.1 -for-one basis. The Subdivision is being effected in order to facilitate the one-for-one exchange ratio between Genco common shares and Silvermex common shares under the Arrangement. If approved, the Subdivision will become effective prior to the completion of the Arrangement. The Special Meeting will be held on the same date as the meeting of Silvermex shareholders which has been called to consider the Arrangement.

     AFTER CAREFUL CONSIDERATION OF THE PROPOSED TRANSACTIONS, THE GENCO BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE RESOLUTIONS.

     In order to become effective, the Resolutions must be approved by at least a majority of the votes cast by Genco shareholders present in person or by proxy at the Special Meeting. In order for the Arrangement to become effective, among other things, the Share Issuance Resolution must be approved by the shareholders of Genco and the Arrangement must be approved by the shareholders of Silvermex. The Arrangement is also subject to court approval. Assuming that all of the conditions to the Arrangement are satisfied, Genco expects the Arrangement to become effective in mid-November 2010.

     Genco shareholders are requested to complete and return the enclosed form of proxy to ensure that your Genco common shares will be represented at the Special Meeting, whether or not you are personally able to attend. If you have questions regarding the proposed transactions, how to exercise your voting rights at the Special Meeting or any of the information contained in the accompanying management information circular, please contact the proxy solicitation agent, Laurel Hill Advisory Group toll-free at 1-877-304-0211.

     The Arrangement will be a transformative transaction for Genco, bringing together a fully operational mine and a substantial silver reserve and resource base with an experienced, production-focused management team with a successful record of enhancing shareholder value.

     Thank you for your continued support of Genco.

Sincerely,

“James R. Anderson”

James R. Anderson
Acting Chief Executive Officer & Director

i

GENCO RESOURCES LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that a special meeting of shareholders (the “Meeting”) of Genco Resources Ltd. (“Genco” or the “Company”) will be held at the offices of the Company at Suite 525, 999 West Hastings Street, Vancouver, British Columbia, on November 9, 2010 at 10.00 a.m. (Vancouver time), for the following purposes:

(a)

to consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution, the full text of which is set out in Schedule A to the accompanying management information circular (the “Circular”) of Genco, approving the issuance of Genco common shares (“Genco Shares”) to be issued pursuant to a court approved plan of arrangement (the “Arrangement”) under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) and the related arrangement agreement dated September 20, 2010 (the “Arrangement Agreement”) entered into between Genco and Silvermex Resources Ltd. (“Silvermex”), including the Genco Shares to be issued in exchange for outstanding Silvermex common shares, the Genco Shares issuable upon the exercise of options and warrants to purchase common shares of Silvermex and the Genco Shares issuable in the future in satisfaction of Silvermex’s obligation to deliver Silvermex common shares in payment of purchase price obligations under Silvermex’s mining property acquisition agreements with Silver Standard Resources Inc. and Aurcana Corporation, as more particularly set forth in the Circular of Genco (the “Share Issuance Resolution”);

(b)

if the Share Issuance Resolution is approved, to consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution, the full text of which is set out in Schedule B to the Circular, approving and authorizing the subdivision of the issued and outstanding Genco Shares on the basis of 1.1 new common shares for one old common share to take effect prior to the completion of the Arrangement, as more particularly set forth in the Circular (the “Share Split Resolution”); and

(c)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

     This Notice of Special Meeting is accompanied by the Circular, which provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Special Meeting.

     Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

     The Board of Directors of the Company has passed a resolution to fix the close of business (Vancouver time) on October 1, 2010 as the record date for the determination of the registered holders of Genco Shares that will be entitled to receive notice of the Meeting, and any adjournment or postponement of the Meeting, and that will he entitled to vote at the Meeting. Proxies to be used or acted upon at the Meeting must be deposited with the Company’s transfer agent by 10.00 a.m. (Vancouver time) on November 5, 2010 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment of the Meeting).

     DATED at Vancouver, British Columbia this 8th day of October, 2010.

By Order of the Board of Directors

“Wayne R. Moorhouse”

Wayne R. Moorhouse
Chief Financial Officer & Corporate Secretary

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

     Genco is a corporation existing under the laws of the Province of British Columbia. The proxy solicitation rules under the U.S. Exchange Act are not applicable to Genco or this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. This solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 under the U.S. Exchange Act. Securityholders should be aware that disclosure requirements under Canadian securities laws may be different from requirements under the U.S. Exchange Act.

     Information concerning the properties and operations of Genco and Silvermex has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included or incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions and classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

     Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained or incorporated by reference in this Circular may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever he upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information contained in this Circular and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

     Financial statements included or incorporated by reference in this Circular have been prepared in accordance with Canadian generally accepted accounting principles, which differ from U.S. generally accepted accounting principles in certain material respects, and thus they may not be comparable to financial statements of U.S. companies. Securityholders should be aware that the transactions described in this Circular may have tax consequences in both the United States and Canada, and should consult with their advisors regarding such consequences.

     The enforcement by securityholders of civil liabilities under U.S. securities laws may be affected adversely by the fact that Genco is a corporation existing and governed under the laws of the Province of British Columbia, and that some or all of its directors, officers and the experts named in this Circular are not residents of the United States and that all or a substantial portion of their respective assets may be located outside the United States. As a result, it may be difficult or impossible for U.S. securityholders to effect service of process within the United States upon Genco, its respective officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” law of any state within the United States. In addition, U.S. securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the Unites States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

v

TECHNICAL INFORMATION

Genco

     Technical information relating to the La Guitarra Mine (as defined herein) contained in this Circular is derived from, and in some instances extracted from, the La Guitarra Technical Report, as defined herein.

     Reference should be made to the full text of the La Guitarra Technical Report which has been filed with Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under Genco’s profile at www.sedar.com.

Silvermex

     Technical information relating to Silvermex’s San Marcial Project (as defined herein) contained in this Circular is derived from, and in some instances extracted from, the San Marcial Technical Report, as defined herein.

     Reference should be made to the full text of the San Marcial Technical Report which has been filed with Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the Silvermex’s profile at www.sedar.com.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

     This Circular, the pro forma consolidated financial statements of Genco and some of the material incorporated by reference into this Circular, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements include possible events, statements with respect to possible events, the future price of silver and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance coverage. The words “plans”, “expects”, “is expected”, “scheduled”, “estimates”, “forecasts”, “targets”, “intends”, “anticipates”, or “hopes”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur” and similar expressions identify’ forward-looking statements.

     Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Genco as at the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Genco contained or incorporated by reference in the Circular which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and incorporated by reference as well as: (1) that Genco and Silvermex will complete the Arrangement in accordance with the terms and conditions of the Arrangement Agreement; (2) the Share Split Resolution will be approved by the Genco Shareholders and the Subdivision will become effective prior to the Arrangement becoming effective; (3) the accuracy of management’s assessment of the effects of the successful completion of the Arrangement; and (4) that the information available to Genco in respect of Silvermex is accurate and complete.

     Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, fluctuations in the currency markets; fluctuations in the spot and forward price of silver, gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or silver or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Mexico or other countries in which Genco or Silvermex does or may carry on business in the future; business opportunities that may be presented to, or pursued by, Genco; Genco’s ability to successfully integrate acquisitions including, but not limited to, Silvermex, and its business, assets and operations; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of silver and gold exploration and development, including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of silver and gold exploration, development and mining, including, hut not limited to, environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and silver or gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Genco’s and Silvermex’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Genco. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Circular are qualified by these cautionary statements and those made in each of Genco’s and Silvermex’s filings with Canadian regulatory authorities expressly incorporated by reference into this Circular. These factors are not intended to represent a complete list of the factors that could affect Genco and/or Silvermex. Accordingly, undue reliance should not be placed on forward-looking statements. Genco undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in this Circular or as otherwise required by applicable law.

INFORMATION CONCERNING SILVERMEX

     Except as otherwise indicated, the information concerning Silvermex contained in the Circular has been taken from or is based upon Silvermex’s and other publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Genco has no knowledge that would indicate that any statements contained herein concerning Silvermex taken from or based upon such documents and records are untrue or incomplete, neither Genco nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Silvermex’s financial statements or Silvermex’s mineral property descriptions, or for any failure by Silvermex to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Genco. Genco has limited means of verifying the accuracy or completeness of any of the information contained herein that is derived from Silvermex’s publicly available documents or records or whether there has been any failure by Silvermex to disclose events that may have occurred or may affect the significance or accuracy of any information.

ACCOUNTING PRINCIPLES

     Genco’s and Silvermex’s financial statements included herein and incorporated by reference are reported in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles.

CURRENCY EXCHANGE RATE INFORMATION

     The following table sets forth the high and low exchange rates for one Canadian dollar expressed in United States dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada (rounded upwards):

	Nine months
	ended		Year End
	September 30	December 31
	2010	2009	2008	2007

High	1.00680	0.97950	1.02970	1.10380
Low	0.92170	0.76530	0.76800	0.84200
Rate at end of period	0.97190	0.95320	0.81830	1.01940
Average rate for period	0.96557	0.88012	0.94430	0.93544

     On October 8, 2010, the exchange rate for one Canadian dollar expressed in United States dollars based upon the noon buying rates provided by the Bank of Canada was US$0.9870.

MANAGEMENT INFORMATION CIRCULAR

Q & A ON THE BUSINESS COMBINATION, VOTING RIGHTS AND SOLICITATION OF PROXIES

     This management information circular (“Circular”) is dated October 8, 2010 and, unless otherwise stated, the information in this Circular is as of October 8, 2010.

What is this document?

     This Circular is a management information circular sent to shareholders in advance of a special meeting of shareholders (the “Meeting”) as set out in the Notice of Special Meeting of Shareholders (the “Notice of Meeting”). This Circular provides additional information respecting the business of the Meeting, Genco Resources Ltd. (“Genco” or the “Company”) and Silvermex Resources Ltd. (“Silvermex”). For ease of reference, a glossary of defined terms used in this Circular can be found starting at page 8. References in this Circular to the Meeting include any adjournment or postponement that may occur. A form of proxy or voting instruction form accompanies this Circular.

Who is soliciting my proxy?

     Proxies are being solicited in connection with this Circular by the management of the Company. Costs associated with the solicitation will be borne by the Company. The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of the Company to whom no additional compensation will be paid. In addition, the Company has retained the services of Laurel Hill Advisory Group to solicit proxies for the Company for a fee of approximately $30,000 plus certain disbursements and other expenses.

Who is eligible to vote?

     Holders of common shares of the Company (“Genco Shares”) at the close of business (Vancouver time) on October 1, 2010 (the “Record Date”) and their duly appointed proxyholders are eligible to vote.

What is the Arrangement?

     The Arrangement is a business combination between Genco and Silvermex, pursuant to which each Silvermex Shareholder will receive, in consideration for each of their Silvermex Shares, one Genco Share, assuming that the Share Split Resolution is passed by Genco Shareholders and the Subdivision becomes effective prior to the Arrangement becoming effective. The Arrangement is being carried out pursuant to the terms of the Arrangement Agreement and will be conducted in accordance with a court approved Plan of Arrangement under the BCBCA. As a result of the Arrangement, Silvermex will become a wholly-owned subsidiary of Genco.

Why is Genco proposing to combine with Silvermex?

     Genco is proposing to acquire Silvermex because Genco believes that the Arrangement represents an opportunity to:

  combine a highly experienced management team with a quality operation situated on a very large and prospective land position with numerous opportunities for future production expansion;

  create a company that contains one operation in production, with substantial expansion potential, and one advanced stage project with extensive infrastructure in place;

  build a large, diversified, quality reserve and resource base with a Mexican focus and significant potential to expand resources in multiple highly prospective jurisdictions; and

  offer Genco shareholders significant growth potential through production expansion, resource growth and future acquisitions.

Why is the Meeting being held?

     The Meeting is being held in order to ask the Genco Shareholders to consider and approve the issuance of Genco Shares in connection with the Arrangement. It is expected that, pursuant to the Arrangement, Silvermex Shareholders will receive approximately 88.6 million Genco Shares in exchange for the outstanding Silvermex Shares, and a further approximately 25.5 million Genco Shares will be issuable pursuant to the exercise of outstanding Silvermex Options, Silvermex Agents’ Options and Silvermex Warrants. In addition, following the completion of the Arrangement Genco may be required to issue additional Genco Shares – currently expected to be up to 15.5 million additional Genco Shares – in connection with its assumption of certain future obligations of Silvermex to deliver Silvermex common shares to certain third parties, as described below.

      As of October 1, 2010, the Record Date for the Meeting, there were 92,824,820 Genco Shares outstanding. Pursuant to the listing rules of the TSX, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. In addition, in connection with the Arrangement, and subject to approval of the Share Issuance Resolution, Genco Shareholders will be asked to consider and approve a subdivision of the Genco Shares on a 1.1 -for-one basis.

     Following the successful completion of the Arrangement, current Genco Shareholders would hold in the aggregate approximately 56.0% of the Genco Shares and former holders of Silvermex Shares would hold approximately 44.0% of the Genco Shares (assuming in each case the exercise of all outstanding Genco Options, Genco Warrants, Silvermex Options, Silvermex Agents’ Options and Silvermex Warrants following the Subdivision but immediately prior to the completion of the Arrangement, but excluding the issuance of any Aurcana Property Genco Shares or San Marcial Property Genco Shares, which are described below). As a result of these transactions, the current Genco Shareholders’ ownership and voting interests in the combined company will be diluted, relative to their current proportional ownership and voting interest in Genco.

     Under the Arrangement Agreement, Genco has also agreed to issue Genco Shares in satisfaction of certain future obligations of Silvermex to deliver Silvermex common shares in payment of purchase price obligations under Silvermex’s mining property acquisition agreements with Silver Standard Resources Inc. and Aurcana Corporation. Genco currently expects to issue up to 15.5 million additional Genco Shares pursuant to these future obligations depending on (i) whether Silver Standard Resources Inc. and Aurcana Corporation elect to receive the relevant payments in cash or shares and (ii) if any such payment is made in shares, the market value of the Genco Shares at the time such payment is made. See also “Approval of the Share Issuance Resolution—The Arrangement—Aurcana Property Genco Shares and San Marcial Property Genco Shares”.

What approvals are required for the Resolutions?

     In order to become effective, the Resolutions must be approved by a simple majority of the votes cast at the Meeting by Genco Shareholders, present in person or by proxy.

When does Genco expect the Arrangement to be effective?

     Genco expects that the Arrangement will be completed in mid-November 2010, subject to the receipt of applicable regulatory, court and shareholder approvals.

What does Genco’s board of directors think of the proposed transactions?

     After careful consideration of the proposed transactions, the Board RECOMMENDS that Genco Shareholders VOTE IN FAVOUR of the Resolutions.

Has Genco received a fairness opinion in connection with the Arrangement?

     The Board received a written opinion from Haywood Securities Inc., to the effect that, as of September 20, 2010 and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in their opinion, the consideration to be offered by Genco to the Silvermex Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Genco Shareholders. The full text of the opinion can be found in Schedule C to this Circular. Haywood Securities Inc. will be paid fees for its services as financial advisor, including for the delivery of its fairness opinion. A portion of the fees in respect of Haywood Securities Inc.’s services as financial advisor are contingent on completion of the Arrangement or an alternative transaction. See the section of the Circular entitled “Approval of the Share Issuance Resolution—The Arrangement—Haywood Fairness Opinion”.

What other conditions must be satisfied to complete the Arrangement?

     The obligations of Genco and Silvermex to complete the Arrangement are conditional upon, among other things, the Arrangement and, if required, all other material transactions contemplated in the Arrangement Agreement, being approved by the Genco Shareholders and the Silvermex Shareholders and the Final Order being granted by the Court. See the sections of the Circular entitled “Approval of the Share Issuance Resolution—The Arrangement Agreement—Conditions” and “Approval of the Share Issuance Resolution—The Arrangement—Approvals”.

Am I entitled to dissent rights?

     No. Genco Shareholders are not entitled to dissent rights in connection with the actions to be taken at the Meeting.

How many Genco Shares could be issued in connection with the Arrangement?

     It is expected that, pursuant to the Arrangement, Silvermex Shareholders will receive approximately 88.6 million Genco Shares in exchange for the outstanding Silvermex Shares, and a further approximately 25.5 million Genco Shares will be issuable pursuant to the exercise of outstanding Silvermex Options, Silvermex Agents’ Options and Silvermex Warrants. Accordingly, Genco expects to issue approximately 114 million Genco Shares in connection with the Arrangement, assuming that (i) none of the holders of Silvermex Shares dissent in relation to the Arrangement and all of the outstanding Silvermex Shares are exchanged for Genco Shares pursuant to the Arrangement; (ii) all outstanding Silvermex Options are exercised for Genco Shares in accordance with the terms of the Genco Share Option Plan pursuant to Arrangement; (iii) all outstanding Silvermex Agents’ Options and Silvermex Warrants are exercised for Genco Shares in accordance with their terms; and (iv) without giving effect to the possible issuance of any Aurcana Property Genco Shares or San Marcial Property Genco Shares.

     In addition, following the completion of the Arrangement Genco may be required to issue additional Genco Shares – currently expected to be up to 15.5 million additional Genco Shares – in connection with its assumption of certain future obligations of Silvermex to deliver Silvermex common shares to certain third parties. See “Approval of the Share Issuance Resolution—The Arrangement—Aurcana Property Genco Shares and San Marcial Property Genco Shares”.

What consideration is payable by Genco under the Arrangement?

     Genco has agreed to issue one Genco Share for each outstanding Silvermex Share if the Subdivision becomes effective prior to the Arrangement becoming effective. The Exchange Ratio will be 0.90909 Genco Shares for each Silvermex Share if the Subdivision does not become effective prior to the Arrangement becoming effective. The issuance of the Genco Shares to be issued to Silvermex Shareholders under the Arrangement requires Genco Shareholder Approval under applicable TSX rules.

     Silvermex Shareholders will not be entitled to fractional Genco Shares in connection with the Arrangement. See the section of the Circular entitled “Approval of the Share Issuance Resolution—The Arrangement—Fractional Shares”.

How will the Arrangement affect my ownership and voting rights as a Shareholder of Genco?

     If the Share Split Resolution is approved, and the Subdivision becomes effective, each outstanding Genco Share will be subdivided on the basis of 1.1 new common shares for each one common share, resulting in an increase in the number of outstanding Genco Shares held by the existing Genco Shareholders. The Subdivision will not materially affect any Genco Shareholder’s percentage ownership in Genco, even though such ownership will be represented by a larger number of shares.

     In addition, as noted above, Genco expects to issue approximately 114 million Genco Shares (assuming the exercise of all outstanding Silvermex Options, Silvermex Agents’ Options and Silvermex Warrants, but excluding the issuance of any Aurcana Property Genco Shares or San Marcial Property Genco Shares, which are described below) in connection with the Arrangement, which would result in there being a total of approximately 216 million Genco Shares issued and outstanding immediately following the completion of the Arrangement. Following such transactions, current Genco Shareholders would hold in the aggregate approximately 56.0% of the Genco Shares and former holders of Silvermex Shares would hold approximately 44.0% of the Genco Shares (assuming in each case the exercise of all outstanding Genco Options, Genco Warrants, Silvermex Options, Silvermex Agents’ Options and Silvermex Warrants following the Subdivision but immediately prior to the completion of the Arrangement, but excluding the issuance of any Aurcana Property Genco Shares or San Marcial Property Genco Shares, which are described below). As a result of these transactions, the current Genco Shareholders’ ownership and voting interests in the combined company will be diluted, relative to their current proportional ownership and voting interest in Genco.

     In addition, under the Arrangement Agreement, Genco has agreed to issue Genco Shares in satisfaction of certain future obligations of Silvermex to deliver Silvermex common shares in payment of purchase price obligations under Silvermex’s mining property acquisition agreements with Silver Standard Resources Inc. and Aurcana Corporation. The total number of Genco Shares issuable pursuant to these future obligations, which are referred to as the “Aurcana Property Genco Shares” and the “San Marcial Property Genco Shares”, respectively, will depend on (i) whether Silver Standard Resources Inc. and Aurcana Corporation elect to receive the relevant payments in cash or shares and (ii) if any such payment is made in shares, the market value of the Genco Shares at the time such payment is made. Based on a current market value for the Genco Shares of approximately $0.50, Genco expects to issue up to 15.5 million Genco Shares pursuant to these future obligations. See “Approval of the Share Issuance Resolution—The Arrangement—Aurcana Property Genco Shares and San Marcial Property Genco Shares”.

Are there risks I should consider in connection with the Arrangement?

     Yes. A number of risk factors that you should consider in connection with the Arrangement are described in the section of this Circular entitled “Risk Factors”.

How do I vote?

     If you are a registered Genco Shareholder, you may vote your Genco Shares in person at the Meeting or you may sign the enclosed form of proxy appointing the persons named in the proxy or some other person you choose, who need not be a Genco Shareholder, to represent you as a proxyholder and vote your shares at the Meeting.

     If your Genco Shares are held in an account with a bank, trust company, securities broker, trustee or other nominee, please refer to the answer to the question “How do I vote if my Genco Shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?”

How do I vote my Genco Shares in person?

     Only registered Genco Shareholders may vote at the meeting. If your Genco Shares are held with a bank, broker or other financial intermediary, you must carefully follow the instructions provided them if you wish to vote at the Meeting. Please see the answer to the question “How do I vote if my Genco Shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?”

     Even if you plan to attend the Meeting in person, to ensure that your vote is counted, please complete the enclosed form of proxy. If you attend the Meeting in person, you may still vote in person at the Meeting by registering with the scrutineer for the Meeting. Please register with the Company’s transfer agent and registrar, Computershare Investor Services Inc. (the “Transfer Agent”), upon arrival at the Meeting.

How do I know if I am a “registered” Shareholder or a “beneficial” Shareholder?

A holder of Genco Shares may own such shares in one or both of the following ways:

1.	If a Shareholder is in possession of a physical share certificate, such Genco Shareholder is a “registered Shareholder” and his or her name and address are known to Genco through the Transfer Agent.

2.

If a Genco Shareholder owns Genco Shares through a bank, broker or other nominee, such Genco Shareholder is a “beneficial Shareholder” and he or she will not have a physical share certificate. Such Genco Shareholder will have an account statement from his or her bank or broker as evidence of his or her Genco Share ownership.

     A registered Genco Shareholder may vote a proxy in his or her own name at any time by telephone, internet or by mail, in accordance with the instructions appearing on the enclosed form of proxy or a registered Genco Shareholder may attend the Meeting and cast a ballot. Only a registered Genco Shareholder’s latest voting instructions received by the Company prior to the deadline for the deposit of proxies will be valid.

     Most Genco Shareholders are “beneficial owners” who are non-registered Genco Shareholders. Their Genco Shares are registered in the name of an intermediary, such as a bank, trust company, securities broker, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as CDS Clearing and Depository Services Inc.) Intermediaries have obligations to forward meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

What constitutes a quorum at the Meeting?

     A quorum for the Meeting shall consist of two shareholders entitled to vote at the meeting whether present in person or represented by proxy. No business shall be transacted at the Meeting unless the requisite quorum is present at the commencement of the Meeting. If a quorum is present at the commencement of the Meeting, a quorum shall be deemed to be present during the remainder of the Meeting.

What happens if I sign the enclosed form of proxy?

     Signing the enclosed form of proxy gives authority to James R. Anderson or, in the event of Mr. Anderson being unable or unwilling to exercise such authority, to Wayne R. Moorhouse (the “Named Proxyholders”) to vote your Genco Shares at the Meeting in accordance with your instructions. A Genco Shareholder who wishes to appoint another person (who need not be a Genco Shareholder) to represent the Genco Shareholder at the Meeting may either insert the person’s name in the blank space provided in the form of proxy or complete another proper form of proxy.

What do I do with my completed form of proxy?

     The completed proxy must be deposited at the office indicated on the enclosed envelope no later than 10.00 a.m. (Vancouver time) on November 5, 2010, or on a day (excluding Saturdays, Sundays and holidays) which is at least 48 hours before the time of the Meeting or any adjourned Meeting.

If I change my mind, can I take back my proxy once I have given it?

     A Genco Shareholder who has voted by proxy may revoke it any time prior to its use. To revoke a proxy, a registered Genco Shareholder may deliver a written notice to the Company at Suite 525, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2, Fax: (604) 682-2235; Attention: Corporate Secretary, or at the offices of Computershare Investor Services Inc., at 2nd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9, Fax: (604) 661-9401 at any time up to 10.00 a.m. (Vancouver time) on the last business day before the Meeting or any adjournment or postponement of the Meeting. A proxy may also be revoked on the day of the Meeting or any adjournment of the Meeting by a registered Genco Shareholder by delivering written notice to the chair of the Meeting. In addition, the proxy may be revoked by any other method permitted by applicable law. The written notice of revocation may be executed by the Genco Shareholder or by an attorney who has the Genco Shareholder’s written authorization. If the Genco Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

How will my Genco Shares be voted if I give my proxy?

     If you appoint the Named Proxyholders as your proxyholders, the Genco Shares represented by the form of proxy will be voted or withheld from voting, in accordance with your instructions as indicated on the form, on any ballot that may be called for. In the absence of instructions from you, such Genco Shares will be voted FOR the Resolutions.

What if amendments are made to these matters or other business is brought before the Meeting?

     The accompanying form of proxy confers discretionary authority on the Named Proxyholders with respect to any amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting and the named proxies in your properly executed proxy will vote on such matters in accordance with their judgment. At the date of this Circular, management of Genco is not aware of any such amendments, variations or other matters which are to be presented for action at the Meeting.

How many Genco Shares are entitled to vote?

     As of October 1, 2010, the Record Date for the Meeting, there were 92,824,820 Genco Shares outstanding, each Genco Share carrying the right to one vote per Genco Share.

Who are the principal Shareholders of the Company?

     To the knowledge of the directors and executive officers of the Company, other than James R. Anderson, who owns or exercises control or direction over 17,507,040 Genco Shares (representing 18.9% of the issued and outstanding Genco Shares), as of the date of this Circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company. See the section of the Circular entitled, “Voting Securities and Principal Holders of Voting Securities”.

How do I vote if my Genco Shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?

     Only registered holders of Genco Shares, or the persons they appoint as proxies, are permitted to attend and vote at the Meeting. If your Genco Shares are held in an account with a bank, trust company, securities broker, trustee or other financial institution, they will not be registered in your name and instead will be registered in the name of a nominee. As required by Canadian securities legislation, you will have received from your nominee either a request for voting instructions or a form of proxy for the number of Genco Shares you hold unless you have instructed the nominee otherwise. The purpose of this procedure is to permit beneficial Genco Shareholders to direct the voting of the Genco Shares they beneficially own. Each nominee has its own signing and return instructions, which you should carefully follow to ensure your Genco Shares will be voted. If you are a beneficial Genco Shareholder and wish to:

  vote in person at the Meeting; or

  change voting instructions given to your nominee; or

  revoke voting instructions given to your nominee and vote in person at the Meeting,

     you should follow the instructions given by your nominee or contact your nominee to discuss what procedure to follow.

What if I have other questions?

     If you have questions regarding the proposed transactions, how to exercise your voting rights at the Meeting or any of the information contained in this Circular, please contact the proxy solicitation agent, Laurel Hill Advisory Group toll-free at 1-877-304-0211.

GLOSSARY OF TERMS

“Acquisition Proposal” means, means in respect of Genco or Silvermex, any inquiry, public announcement, proposal or offer made by a third party regarding any merger, amalgamation, share exchange, business combination, take-over bid, tender offer, sale or other disposition of all or substantially all of its assets, taken as a whole, in a single transaction or series of related transactions (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or substantially all of the assets of Genco or Silvermex taken as a whole), recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, exchange offer, secondary purchase or any type of similar transaction which would, or could, in any case, constitute a de facto acquisition or change of control of Genco or Silvermex or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Genco or Silvermex taken as a whole (other then in connection with the Arrangement and all other transactions to be completed in connection with the Arrangement contemplated under the Arrangement Agreement), or any other similar transaction which would, or could, impede or materially delay the completion of the Arrangement or any transactions contemplated under the Arrangement Agreement.

“Arrangement” means the arrangement of Silvermex under the provisions of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Genco and Silvermex, each acting reasonably).

“Arrangement Agreement” means the arrangement agreement made as of September 20, 2010 between Genco and Silvermex, as the same may be amended, supplemented or otherwise modified in accordance with the terms therein.

“Arrangement Resolution” means the special resolution of the Silvermex Shareholders approving the Plan of Arrangement that is to be considered at the Silvermex Meeting.

“Aurcana Agreement” means the agreement between Silvermex and Aurcana Corporation dated October 9, 2009, as amended November 9, 2009, pursuant to which up to 2,500,000 Silvermex Shares are issuable to Aurcana Corporation as follows:

(a)	1,000,000 Silvermex Shares issuable on or before the earlier of October 9, 2011 and the Commencement of Commercial Production (as defined in the Aurcana Agreement);

(b)

up to an additional 500,000 Silvermex Shares issuable at the election of Aurcana Corporation in lieu of cash payments of US$500,000 due 18 months following the Commencement of Commercial Production (if the Commencement of Commercial Production occurs on or before November 30, 2012);

(c)

up to an additional 500,000 Silvermex Shares issuable at the election of Aurcana Corporation in lieu of cash payments of US$500,000 due 24 months following the Commencement of Commercial Production (if the Commencement of Commercial Production occurs on or before November 30, 2012); and

(d)

up to an additional 500,000 Silvermex Shares issuable at the election of Aurcana Corporation in lieu of cash payments of US$500,000 due 30 months following the Commencement of Commercial Production (if the Commencement of Commercial Production occurs on or before November 30, 2012).

“Aurcana Property Genco Shares” means up to 2,500,000 Genco Shares that may be issued to Aurcana Corporation in connection with the Arrangement, representing up to the number of Genco Shares (subject to any adjustments to the Exchange Ratio required in giving effect to the Arrangement) which Aurcana Corporation would have been entitled to receive as a result of the Arrangement if, on the Effective Date, Aurcana Corporation has been the holder of all of the Silvermex Shares issuable under the Aurcana Agreement.

“beneficial Shareholder” or “beneficial owner” means a non-registered Genco Shareholder or, more specifically, a Genco Shareholder that holds its/his/her Genco Shares through an intermediary such as a bank, broker or other nominee.

“Board” means, the board of directors of Genco as the same is constituted from time to time.

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Circular” means this management information circular dated October 8, 2010.

“CIM” has the meaning given to that term in the section of the Circular entitled “Notice to Securityholders in the United States”.

“Company” or “Genco” means Genco Resources Ltd., and its subsidiaries.

“Completion Deadline” means January 14, 2011 or such other date as Genco and Silvermex may agree upon in writing.

“Court” means the Supreme Court of British Columbia.

“de facto acquisition or change of control” means the acquisition after the date of the Arrangement Agreement by any person or group of persons acting jointly or in concert, of beneficial ownership of or control or direction over sufficient voting securities of Genco or Silvermex, as the case may be, to permit such person or persons to exercise, or to control or direct the voting of, 20% or more of the total number of votes attached to all outstanding voting securities of Genco or Silvermex, as the case may be.

“Depositary” means Computershare Investor Services Inc.

“Effective Date” means the third Business Day after the conditions precedent to the completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived, or on such other date as may be agreed to by Genco and Silvermex.

“Effective Time” means 12.01 a.m. (Vancouver time) on the Effective Date, or at such other time on the Effective Date as may be agreed to by Genco and Silvermex.

“Exchange Ratio” means 1:1 or, if the Subdivision does not become effective prior to the Arrangement becoming effective, 0.90909:1.

“Final Order” means the final order of the Court approving the Arrangement pursuant to subsection 291 of the BCBCA, as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

“Genco Options” means the outstanding options to purchase Genco Shares granted under the Genco Share Option Plan.

“Genco Shares” means common shares in the capital of the Company.

“Genco Shareholders” means holders of Genco Shares.

“Genco Shareholder Approval” means the approval by the Genco Shareholders of the Resolutions.

“Genco Share Option Plan” means the amended share option plan of Genco approved by Genco Shareholders on June 26, 2008.

“Genco Support Agreements” means, collectively, the support agreements dated September 20, 2010 entered into between Silvermex and each Supporting Genco Shareholder, setting forth, among other things, the terms and conditions upon which they have agreed to vote their Genco Shares in favour of the Share Issuance Resolution.

“Genco Warrants” means the outstanding common share purchase warrants of Genco.

“Haywood” means Haywood Securities Inc., the financial advisor to Genco in respect of the Arrangement.

“Haywood Fairness Opinion” means the written fairness opinion of Haywood dated September 20, 2010, delivered to the Board in connection with the Arrangement, the full text of which is set out in Schedule C to the Circular.

“Interim Order” means the interim order of the Court pursuant to subsection 291 of the BCBCA, made in connection with the Silvermex Meeting and the Arrangement, as such order may be amended.

“La Guitarra” means La Guitarra Compania Minera S.A. de C.V. a Mexican incorporated wholly-owned subsidiary of Genco.

“La Guitarra Mine” means the La Guitarra silver-gold mine which is located in the Temascaltepec Mining District of Mexico.

“La Guitarra Technical Report” means the NI 43-101 technical report relating to the La Guitarra Mine dated January 29, 2010 prepared by Thor Resources LLC, Glenn R. Clark & Associates Ltd. and Kappes, Cassiday and Associates and entitled “La Guitarra Mine Technical Report”.

“Laurel Hill” means Laurel Hill Advisory Group, Genco’s proxy solicitation agent.

“Lien” means any mortgage, lien, hypothec, security interest, pledge or other encumbrance, charge or adverse right or claim, defect of title, restriction or other right of third parties.

“Material Adverse Change or Effect” means, in respect of Genco or Silvermex, any change, effect, event, development, occurrence, action or any state of facts, which, in either case, either individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (whether absolute, accrued, conditional, contingent or otherwise), capitalization, operations, prospects or results of operations of that party and its subsidiaries, taken as a whole; provided, however, that any change, effect, event, development or occurrence that arises out of, relates to, or results from or is attributed to any of the following (either alone or in combination) shall not constitute and shall not be taken into account in determining whether there has been or would reasonable be expected to be, a Material Adverse Change or Effect:

(a)

any change, effect, event, development or occurrence relating to or resulting from general economic, financial or political conditions or the global economy or securities, commodities, currency or credit markets in general;

(b)

any change, effect, event, development or occurrence affecting the mining industry in general and which does not have a materially disproportionate effect on that party and its subsidiaries, taken as a whole;

(c)

any change, effect, event, development or occurrence relating to or resulting from any natural disaster, any act of terrorism or outbreak or escalation of hostilities or armed conflict, any labour disruption, social unrest or political uprising, or any related blockade or other interruption of business operations and which does not have a materially disproportionate effect on that party and its subsidiaries, taken as a whole;

(d)	any change, effect, event, development or occurrence resulting from changes in the price of gold, silver or base metals;

(e)	any change, effect, event, development or occurrence relating to the rate at which Canadian dollars can be exchanged for United States dollars or Mexican pesos or vice versa;

(f)	any change or prospective change in applicable laws which does not have a materially disproportionate effect on that party and its subsidiaries, taken as a whole;

(g)	any change, effect, event, development or occurrence relating to or resulting from any matter which was publicly disclosed prior to the date of the Arrangement Agreement;

(h)

any change, effect, event, development or occurrence following and reasonably attributable to the announcement or pendency of the Arrangement, or otherwise contemplated by or resulting from the terms of the Arrangement Agreement; or

(i)

any decline or decrease in the market price or volume of trading of shares of Genco or Silvermex, in and of itself (it being understood that the foregoing shall not prevent a party from asserting that one or more changes, effects, events, developments, occurrences, actions or state of facts which, individually or in the aggregate, has caused, resulted in or contributed to such decline or decrease that is not otherwise referred to in items (a) to (h) above independently constitutes a Material Adverse Change or Effect).

“Meeting” means the special meeting of shareholders of the Company to be held on November 9, 2010 at 10.00 a.m. (Vancouver time) at the offices of the Company at Suite 525, 999 West Hastings Street, Vancouver, British Columbia.

“Named Proxyholders” means James R. Anderson or, upon the event of Mr. Anderson being unable or unwilling to exercise such authority, Wayne R. Moorhouse.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

“NI 52-110” means National Instrument 52-110 – Audit Committees.

“Notice of Meeting” means the Notice of Special Meeting of Genco Shareholders accompanying this Circular.

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Schedule A to the Arrangement Agreement, and any amendment or variation thereto made in accordance with the Plan of Arrangement or the Arrangement Agreement.

“Record Date” means the close of business (Vancouver time) on October 1, 2010.

“registered Genco Shareholder” means a Genco Shareholder of the Company in possession of a physical Genco Share certificate as recorded with the Transfer Agent.

“Resolutions” means, collectively, the Share Issuance Resolution and the Share Split Resolution.

“San Marcial Genco Amendment” means the amendment to be entered into in respect of the San Marcial Option Agreement, whereby Genco is to be added as a party to the San Marcial Option Agreement and pursuant to which Genco will assume the share issuance obligations of Silvermex following the completion of the Arrangement.

“San Marcial Option Agreement” means the option agreement between Silvermex and Silver Standard Resources Inc. dated March 23, 2009, as amended August 4, 2010 with respect to the acquisition by Silvermex of an option to acquire the San Marcial Project whereby (i) 1,000,000 Silvermex Shares are issuable at the election of Silvermex on or before February 1, 2011; and (ii) up to an additional $6,000,000 of Silvermex Shares are issuable at the election of Silver Standard Resources Inc. in lieu of cash payments due on or before February 1, 2012 where the number of Silvermex common shares issuable is to be determined based on the volume weighted average price of the Silvermex Shares for the ten days previous to the date of issuance.

“San Marcial Project” means Silvermex’s San Marcial silver project which is located in Southern Sinaloa, Mexico.

“San Marcial Property Genco Shares” means up to 1,000,000 Genco Shares, and up to a further $6,000,000 of Genco Shares (such number of Genco Shares to be determined in accordance with the San Marcial Option Agreement), that may be issued to Silver Standard Resources Inc. in connection with the Arrangement, representing up to the number of Genco Shares (subject to any adjustments to the Exchange Ratio required in giving effect to the Arrangement) which Silver Standard Resources Inc. would have been entitled to receive as a result of the Arrangement if, on the Effective Date, Silver Standard Resources Inc. has been the holder of all of the Silvermex Shares issuable under the San Marcial Option Agreement.

“San Marcial Technical Report” means the technical report relating to the San Marcial Project dated November 5, 2008 prepared by William J. Lewis, B.Sc., P.Geo of Micon International Limited and entitled “Updated NI 43-101 Technical Report for the San Marcial Property, La Rastra Mining District, Sinaloa, Mexico”.

“SEC” means the United States Securities and Exchange Commission.

“Share Issuance Resolution” has the meaning given to that term in the Notice of Meeting, the text of which is set out in Schedule A to this Circular.

“Share Split Resolution” has the meaning given to that term in the Notice of Meeting, the text of which is set out in Schedule B to this Circular.

“Silvermex Agents’ Options” means agent’s options to purchase units of Silvermex at a price of $0.45 per unit until February 12, 2012, with each unit comprised of one Silvermex Share and one Silvermex Warrant exercisable into an additional Silvermex Share at a price of $0.65 per Silvermex Share until February 12, 2012.

“Silvermex Board” means the board of directors of Silvermex as the same is constituted from time to time.

“Silvermex Circular” means the notice of the Silvermex Meeting and accompanying management information circular, dated October 6, 2010, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to Silvermex Shareholders in connection with the Silvermex Meeting, as amended, supplemented or otherwise modified from time to time.

“Silvermex Meeting” means the annual and special meeting of Silvermex Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement.

“Silvermex Options” means the outstanding options to purchase Silvermex Shares granted under the Silvermex Stock Option Plan.

“Silvermex Shareholders” means the holders of Silvermex Shares.

“Silvermex Shareholder Approval” means approval by the Silvermex Shareholders at the Silvermex Meeting of the Arrangement Resolution.

“Silvermex Shares” means the common shares in the capital of Silvermex.

“Silvermex Support Agreements” means, collectively, the support agreements dated September 20, 2010 entered into between Genco and each Supporting Silvermex Shareholder, setting forth, among other things, the terms and conditions upon which they have agreed to vote their Silvermex Shares in favour of the Arrangement Resolution.

“Silvermex Stock Option Plan” means the stock option plan of Silvermex approved by the Silvermex Shareholders on November 4, 2009.

“Silvermex Warrants” means the warrants to purchase Silvermex Shares at an exercise price of $0.65 until February 12, 2012, and includes those warrants issuable pursuant to the exercise of the Silvermex Agents’ Options.

“Subdivision” means the subdivision of the Genco Shares on the basis of 1.1 new Genco common shares for each one old Genco common share pursuant to the Share Split Resolution.

“Superior Proposal” means any bona fide written Acquisition Proposal made to Genco or Silvermex (for purposes of this definition, the “Target”) to acquire all or substantially all of the assets of the Target (on a consolidated basis) or, directly or indirectly, 100% of the common shares of the Target, if such Acquisition Proposal is not subject to a due diligence condition nor conditional on obtaining financing and the directors of the Target have determined in good faith, after consultation with, and receiving advice (which may include written opinions, a copy of which shall have been provided to the other party hereto) from, as appropriate, the financial, legal and other advisors to the Target to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which: (a) is more favourable to shareholders of the Target from a financial point of view than the terms of the Arrangement and, as a result of which, the directors of the Target have determined that it would not be in the best interests of the Target to complete the Arrangement (including any adjustment to such terms proposed by Genco as contemplated by section 6.2 of the Arrangement Agreement or by Silvermex as contemplated by section 6.5 of the Arrangement Agreement, as applicable); and (b) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all legal, financial, regulatory, financing and other aspects of such Acquisition Proposal and the person making the Acquisition Proposal.

“Supporting Genco Shareholders” means James R. Anderson, acting Chief Executive Officer and a director of Genco, Karen S. Anderson, Wayne R. Moorhouse, Chief Financial Officer and Corporate Secretary of Genco.

“Supporting Silvermex Shareholders” means Arthur Brown, Chairman and a director of Silvermex, Michael H. Callahan, President and a director of Silvermex and Duane Nelson, Chief Executive Officer, Vice-President and a director of Silvermex.

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Transfer Agent” means, Computershare Investor Services Inc., the transfer agent and registrar of the Company.

“TSX” means the Toronto Stock Exchange.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

“U.S. Securities Act” means the United States Securities Act of 1933 as amended and the rules and regulations promulgated thereunder.

GENERAL PROXY INFORMATION

Record Date

     The Board has passed a resolution to fix the close of business (Vancouver time) on October 1, 2010 as the Record Date for the determination of the registered Genco Shareholders that will be entitled to notice of the Meeting, and any adjournment or postponement of the Meeting, and that will be entitled to vote at the Meeting.

Outstanding Shares

     As of the Record Date, there were 92,824,820 Genco Shares outstanding and entitled to vote at the Meeting.

Solicitation of Proxies

     This Circular is furnished in connection with the solicitation of proxies by management of Genco for use at the Meeting. The Meeting will be held on November 9, 2010 or any adjournment or postponement thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that solicitation of proxies will be primarily by mail but may also be in person or by telephone by the directors, officers and regular employees of the Company. The Company will also be using the services of Laurel Hill to solicit proxies. If you have questions regarding the proposed transactions, how to exercise your voting rights at the Meeting or any of the information contained in the accompanying Circular, please contact the proxy solicitation agent, Laurel Hill Advisory Group toll-free at 1-877-304-0211. The cost of solicitation will be borne by the Company.

     To the Company’s knowledge, each of the directors and officers of the Company have advised the Company that they intend to vote their Genco Shares in favour of the Resolutions.

Appointment and Revocation of Proxies

     The Named Proxyholders are a director and an officer of the Company, respectively. A Genco Shareholder who wishes to appoint another person (who need not be a Genco Shareholder) to represent the Genco Shareholder at the Meeting may either insert the person’s name in the blank space provided in the form of proxy or complete another proper form of proxy.

     The proxy must be in writing and signed by the Genco Shareholder or by the Genco Shareholder’s attorney, duly authorized in writing or, if the Genco Shareholder is a body corporate or association, signed by any individual authorized by a resolution of the directors or governing body of the body corporate or association. A proxy will only be valid if it is duly completed, signed, dated and received at the office of the Transfer Agent, Computershare Investor Services Inc., Proxy Dept., 2nd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9, Fax: (604) 661-9401, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting or any adjournment or postponement thereof.

     A Genco Shareholder who has voted by proxy may revoke it any time prior to its use. To revoke a proxy, a registered Genco Shareholder may deliver a written notice to the Company at Suite 525, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2, Fax: (604) 682-2235; Attention: Corporate Secretary, or at the offices of Computershare Investor Services Inc., at 2nd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9 at any time up to 10.00 a.m. (Vancouver time) on the last business day before the Meeting or any adjournment or postponement of the Meeting. A proxy may also be revoked on the day of the Meeting or any adjournment or postponement of the Meeting by a registered Genco Shareholder by delivering written notice to the chair of the Meeting. In addition, the proxy may be revoked by any other method permitted by applicable law. The written notice of revocation may be executed by the Genco Shareholder or by an attorney who has the Genco Shareholder’s written authorization. If the Genco Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney. Only registered Genco Shareholders have the right to revoke a proxy. Beneficial Genco Shareholders who wish to change their vote must arrange for their respective intermediaries to revoke the proxy on their behalf in accordance with any requirements of the intermediaries.

     If you have questions regarding the proposed transactions, how to exercise your voting rights at the Meeting or any of the information contained in the accompanying Circular, please contact the proxy solicitation agent, Laurel Hill Advisory Group toll-free at 1-877-304-0211.

Voting of Proxies and Exercise of Discretion

     The accompanying form of proxy confers discretionary authority on the persons named in it as proxies with respect to any amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting, or any adjournment or postponement thereof, and the named proxies in your properly executed proxy will vote on such matters in accordance with their judgment. At the date of this Circular, management of Genco is not aware of any such amendments, variations or other matters which are to be presented for action at the Meeting.

     IN THE ABSENCE OF ANY SUCH INSTRUCTION, GENCO SHARES WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS.

Notice to Non-Registered (Beneficial) Genco Shareholders

     The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Genco Shares in their own name. Beneficial Genco Shareholders should note that only proxies deposited by Genco Shareholders whose names appear on the records of the Company as registered Genco Shareholders can be recognized and acted upon at the Meeting or any adjournment or postponement thereof. If Genco Shares are listed in an account statement provided to a Shareholder by a broker or other intermediary, then in almost all cases, those Genco Shares will not be registered in the Shareholder’s name on the records of the Company.

     Those Genco Shares will more likely be registered under the name of the Shareholder’s intermediary or an agent of that intermediary. In Canada, the vast majority of those Genco Shares are registered under the name of “CDS & Co.” (the registration name of CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by intermediaries can only be voted (for or against resolutions) upon the instructions of the beneficial Genco Shareholders. Without specific instructions, the intermediaries are prohibited from voting Genco Shares for their clients. The Company does not know for whose benefit the Genco Shares registered in the name of CDS & Co., or another intermediary, are held.

     Applicable regulatory policy requires intermediaries to seek voting instructions from beneficial Genco Shareholders in advance of Shareholder meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial Genco Shareholders in order to ensure that their Genco Shares are voted at the Meeting or any adjournment or postponement thereof. Often, the form of proxy supplied to a beneficial Shareholder by its intermediary is identical to the form of proxy provided to registered Genco Shareholders, however, its purpose is limited to instructing the registered Shareholder on how to vote on behalf of the beneficial Shareholder. Beneficial Genco Shareholders who wish to appear in person and vote at the Meeting should be appointed as their representatives at the Meeting in accordance with the directions of their intermediary. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. Beneficial Genco Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or fax. Alternatively, beneficial Genco Shareholders can call a toll-free telephone number to vote the Genco Shares held by the beneficial Shareholder or access Broadridge’s dedicated voting website at www.proxyvote.com to deliver the beneficial Shareholder’s voting instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Genco Shares to be represented at the Meeting or any adjournment or postponement thereof. A beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Genco Shares directly at the Meeting or any adjournment or postponement thereof. The voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Genco Shares voted. Although a beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Genco Shares registered in the name of an intermediary, a beneficial Shareholder may attend the Meeting as a proxyholder for the registered Shareholder and vote their Genco Shares in that capacity. To do this, a beneficial Shareholder must enter their own name in the blank space on the form of proxy provided to them and return the form of proxy to their intermediary in accordance with the instructions provided by such intermediary well in advance of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

     The Company is authorized to issue an unlimited number of Genco Shares, of which 92,824,820 were issued and outstanding as of October 1, 2010. Genco Shareholders are entitled to receive notice of and to attend and vote at all meetings of the Genco Shareholders of the Company, and each Genco Share confers the right to one vote in person or by proxy at all meetings of the Genco Shareholders of the Company.

     Genco Shareholders at the close of business (Vancouver time) on the Record Date are entitled to vote or to have their Genco Shares voted at the Meeting.

     To the knowledge of the directors and executive officers of the Company, other than as described below, as of the date of this Circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company:

	Number of	% of
Name	Genco Shares	Genco Shares

James R. Anderson	17,507,040	18.9

APPROVAL OF THE SHARE ISSUANCE RESOLUTION

     Approval by Genco Shareholders of the Share Issuance Resolution is required in connection with the Arrangement under applicable TSX rules, which provide that a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. In connection with the Arrangement, Genco expects to issue approximately 88.6 million Genco Shares in exchange for the outstanding Silvermex Shares and to reserve for issuance a further approximately 25.5 million Genco Shares issuable pursuant to the exercise of outstanding Silvermex Options, Silvermex Agents’ Options and Silvermex Warrants. In addition, following the completion of the Arrangement Genco may be required to issue additional Genco Shares – currently expected to be up to 15.5 million additional Genco Shares – as Aurcana Property Genco Shares and San Marcial Property Genco Shares.

     Assuming the exercise of all outstanding Silvermex Options, Silvermex Agents’ Options and Silvermex Warrants, but excluding the potential future issuance of any Aurcana Property Genco Shares or San Marcial Property Genco Shares, Genco expects to issue a total of 114 million Genco Shares in connection with the Arrangement, which is equal to approximately 112% of the number of Genco Shares that will be outstanding, on a non-diluted basis, following the Subdivision and prior to the completion of the Arrangement.

     In order for the acquisition of Silvermex to be completed, the Share Issuance Resolution must be approved by a simple majority of votes cast at the Meeting by Genco Shareholders, present in person or by proxy.

The Arrangement

General

     This section provides material information about the proposed acquisition of Silvermex and other information regarding the Arrangement.

     Both the Board and the Silvermex Board have approved the Arrangement Agreement. The Arrangement Agreement and the Plan of Arrangement provide that Genco will acquire all of the outstanding Silvermex Shares subject to, among other things:

  approval of the Resolutions by Genco Shareholders;

  approval of the Arrangement Resolution by Silvermex Shareholders; and

  approval of the Arrangement by the Court.

     Pursuant to the Arrangement, Silvermex will become a wholly-owned subsidiary of Genco. On consummation of the Arrangement, (i) Genco will acquire each outstanding Silvermex Share (other than those held by Silvermex Shareholders who properly exercise their dissent rights) in exchange for one Genco Share (or 0.90909 Genco Shares, if the Subdivision is not completed prior to the completion of the Arrangement) and (ii) each outstanding Silvermex Option shall be exercisable for a Genco Share in accordance with the terms of the Genco Share Option Plan pursuant to the Arrangement. Silvermex Shareholders who properly exercise their dissent rights will be entitled to be paid the fair value of their Silvermex Shares.

     Holders of Silvermex Options are not entitled to dissent rights. Dissenters’ appraisal rights are not available to Genco Shareholders in connection with the Arrangement. See the section of the Circular entitled “Approval of the Share Issuance Resolution—The Arrangement—Dissenting Shareholder Rights”.

     If permitted by applicable laws, Genco intends to delist the Silvermex Shares from the TSX Venture Exchange as soon as practicable following the Effective Date and to apply to have Silvermex cease to be a reporting issuer under the securities laws of each province of Canada in which it is a reporting issuer.

When the Arrangement Becomes Effective

     Under the BCBCA, the Court must approve the Plan of Arrangement. If, among other things, Genco Shareholder Approval is obtained at the Genco Meeting and Silvermex Shareholder Approval is obtained at the Silvermex Meeting, the Court will hold a hearing regarding the Final Order. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Plan of Arrangement

     Pursuant to the terms of the Plan of Arrangement, at the Effective Time, the following will occur and will be deemed to occur in the following sequence without any further authorization, act or formality by Genco, Silvermex or any other person:

  each Silvermex Share (other any Silvermex Shares in respect of which the Silvermex Shareholder has validly exercised his, her or its dissent rights) will be deemed to be acquired by Genco, free and clear of any Liens, in exchange for one Genco Share (or 0.90909 Genco Shares, if the Subdivision is not completed prior to the completion of the Arrangement);

  each Silvermex Shareholder will be deemed to have transferred such Silvermex Shares held by him to Genco and Genco will be deemed to have issued Genco Shares in exchange therefor;

  with respect to each Silvermex Share transferred and assigned to Genco in accordance with the Plan of Arrangement, the registered holder thereof shall cease to be the registered holder of such Silvermex Share and the name of such registered holder shall be removed from the central securities register of Silvermex as of the Effective Date;

  with respect to each Silvermex Share transferred and assigned to Genco in accordance with the Plan of Arrangement, the certificate such shares will be deemed to have been cancelled as of the Effective Date;

  with respect to each Silvermex Share transferred and assigned to Genco in accordance with the Plan of Arrangement, the registered holder thereof will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out the Arrangement;

  Genco will be and will be deemed to be the transferee of all Silvermex Shares, free and clear of any Liens, and will be entered in the central securities register of Silvermex as the holder of such Silvermex Shares as of the Effective Date; and

  each outstanding Silvermex Option will be deemed exercisable for Genco Shares, such that (i) on the exercise of each Silvermex Option, the holder will be entitled to acquire, and will accept in lieu of the number of Silvermex Shares to which such holder was entitled immediately before the Effective Date, the number of Genco Shares equal to the product of the number of Silvermex Shares subject to the Silvermex Option immediately before the Effective Date multiplied by the Exchange Ratio; and (ii) each such Silvermex Option will have an exercise price per Genco Share, denominated in the same currency as applicable to the Silvermex Option for which it is exchanged, of an amount (rounded up to the nearest one-hundredth of a dollar) equal to the quotient of the exercise price per Silvermex Share subject to such Silvermex Option immediately before the Effective Date divided by the Exchange Ratio.

     Following the Effective Date and upon the deposit with the Depositary of a duly completed letter of transmittal and the certificates representing Silvermex Shares, Genco shall cause the Depositary to provide certificates representing the Genco Shares issuable to former holders of Silvermex Shares as determined in accordance with the Plan of Arrangement.

     Each former holder of Silvermex Shares entitled to receive Genco Shares in accordance with the Plan of Arrangement will be deemed to be the registered holder for all purposes as of the Effective Date of the number of Genco Shares to which such former holder of Silvermex Shares in entitled. All dividends paid or other distributions made on or after the Effective Date on or in respect of any Genco Shares which a former holder of Silvermex Shares is entitled to receive pursuant to the Plan of Arrangement but for which a certificate has not yet been delivered to such former holder of Silvermex Shares, will be paid or made to such former holder of Silvermex Shares when such certificate is delivered to such person in accordance with the Plan of Arrangement.

     It is expected that, pursuant to the Arrangement, Silvermex Shareholders will receive approximately 88.6 million Genco Shares in exchange for the outstanding Silvermex Shares, and a further approximately 25.5 million Genco Shares will be issuable pursuant to the exercise of outstanding Silvermex Options, Silvermex Agents’ Options and Silvermex Warrants. Accordingly, Genco expects to issue approximately 114 million Genco Shares in connection with the Arrangement, assuming that (i) none of the holders of Silvermex Shares dissent in relation to the Arrangement and all of the outstanding Silvermex Shares are exchanged for Genco Shares pursuant to the Arrangement; (ii) all outstanding Silvermex Options are exercised for Genco Shares in accordance with the terms of the Genco Share Option Plan pursuant to Arrangement; (iii) all outstanding Silvermex Agents’ Options and Silvermex Warrants are exercised for Genco Shares in accordance with their terms; and (iv) without giving effect to the possible issuance of any Aurcana Property Genco Shares or San Marcial Property Genco Shares.

     Following the successful completion of the Arrangement, based on the assumptions referred to above, current Genco Shareholders would hold in the aggregate approximately 56.0% of the Genco Shares and former holders of Silvermex Shares would hold approximately 44.0% of the Genco Shares (assuming in each case the exercise of all outstanding Genco Options, Genco Warrants, Silvermex Options, Silvermex Agents’ Options and Silvermex Warrants following the Subdivision but immediately prior to the completion of the Arrangement, but excluding the issuance of any Aurcana Property Genco Shares or San Marcial Property Genco Shares).

     Additional Genco Shares may be issued following the completion of the Arrangement as the Aurcana Property Genco Shares and the San Marcial Property Genco Shares. See “Approval of the Share Issuance Resolution—The Arrangement—Aurcana Property Genco Shares and San Marcial Property Genco Shares”.

Fractional Shares

     In no event shall any holder of Silvermex Shares be entitled to a fractional Genco Share. Genco has agreed to issue one Genco Share for each outstanding Silvermex Share if the Subdivision becomes effective prior to the Arrangement becoming effective. The Exchange Ratio will be 0.90909 Genco Shares for each Silvermex Share if the Subdivision does not become effective prior to the Arrangement becoming effective. In the latter case, where the aggregate number of Genco Shares to be issued to a former holder of Silvermex Shares as consideration under the Arrangement would result in a fraction of a Genco Share being issuable, the number of Genco Shares to be received by such former holder of Silvermex Shares shall be rounded to the nearest whole Genco Share.

Silvermex Options

     As of September 27, 2010, there were outstanding Silvermex Options which, when vested, would be exercisable to acquire a total of 7,700,000 Silvermex Shares.

     Each outstanding Silvermex Option will be deemed exercisable for Genco Shares, such that (i) on the exercise of each Silvermex Option, the holder will be entitled to acquire, and will accept in lieu of the number of Silvermex Shares to which such holder was entitled immediately before the Effective Date, the number of Genco Shares equal to the product of the number of Silvermex Shares subject to the Silvermex Option immediately before the Effective Date multiplied by the Exchange Ratio; and (ii) each such Silvermex Option will have an exercise price per Genco Share, denominated in the same currency as applicable to the Silvermex Option for which it is exchanged, of an amount (rounded up to the nearest one-hundredth of a dollar) equal to the quotient of the exercise price per Silvermex Share subject to such Silvermex Option immediately before the Effective Date divided by the Exchange Ratio.

     All terms and conditions of a Silvermex Option, including the terms to expiry, conditions to and manner of exercising, shall be governed by the terms of the Genco Share Option Plan.

Silvermex Agents’ Options

     As of September 27, 2010, there were 1,003,224 Silvermex Agents’ Options outstanding, each exercisable to purchase units of Silvermex comprised of one Silvermex Share and one Silvermex Warrant.

     In accordance with the terms of the Silvermex Agents’ Options, each whole Silvermex Agents’ Option outstanding on the Effective Date will remain outstanding and, on its existing terms, entitle the holder thereof to receive (until the expiry of such option) upon exercise of the Silvermex Agents’ Option, (i) the Genco Shares receivable by a holder of the number of Silvermex Shares which were issuable upon the exercise of such agents’ options, had such agents’ options been exercised immediately before the Effective Time, and (ii) the entitlement described below under “—Silvermex Warrants” in respect of the Silvermex Warrants which were issuable upon the exercise of such agents’ options, had such agents’ options been exercised immediately before the Effective Time. After the Effective Date, Genco will deliver to such holders of agents’ options a notice describing the Arrangement and the treatment of the Silvermex Agents’ Options thereunder.

Silvermex Warrants

     As of September 27, 2010, there were 15,795,655 Silvermex Warrants outstanding, not including any Silvermex Warrants issuable upon the exercise of Silvermex Agents’ Options.

     In accordance with the terms of the Silvermex Warrants, each whole Silvermex Warrant outstanding on the Effective Date will remain outstanding and, on its existing terms, entitle the holder thereof to receive (until the expiry of such warrant) upon exercise of the Silvermex Warrant, the Genco Shares receivable by a holder of the number of Silvermex Shares which were issuable upon the exercise of such warrants, had such warrants been exercised immediately before the Effective Time. After the Effective Date, Genco will deliver to such warrantholders a notice describing the Arrangement and the treatment of the Silvermex Warrants thereunder.

Aurcana Property Genco Shares and San Marcial Property Genco Shares

Aurcana Property Genco Shares

     Under the terms of the Aurcana Agreement, Silvermex is obligated to issue up to 2,500,000 Silvermex Shares to Aurcana Corporation in respect of outstanding purchase price obligations. Under the Arrangement Agreement, Genco has agreed, subject to applicable regulatory approval, to issue to Aurcana Corporation, on and subject to the provisions of the Aurcana Agreement, up to that number of Genco Shares which Aurcana Corporation would have been entitled to receive as a result of the Arrangement if, on the effective date thereof, Aurcana had been the registered holder of all of the Silvermex Shares issuable under the Aurcana Agreement. In addition, Genco and Silvermex have agreed to use commercially reasonable efforts to enter into an amending agreement with Aurcana Corporation in respect of the Aurcana Agreement to confirm such arrangements.

San Marcial Property Genco Shares

     Under the terms of the San Marcial Option Agreement, Silvermex is obligated to issue (i) 1,000,000 Silvermex Shares at the election of Silvermex on or before February 1, 2011; and (ii) up to an additional $6,000,000 of Silvermex Shares at the election of Silver Standard Resources Inc. in lieu of cash payments due on or before February 1, 2012, in each case in respect of outstanding purchase price obligations. Under the Arrangement Agreement, Genco has agreed, subject to applicable regulatory approval, to issue to Silver Standard Resources Inc., on and subject to the provisions of the San Marcial Option Agreement, up to that number of Genco Shares which Silver Standard Resources Inc. would have been entitled to receive as a result of the Arrangement if, on the effective date thereof, Silver Standard Resources Inc. had been the registered holder of all of the Silvermex Shares issuable under the San Marcial Option Agreement. In addition, Genco and Silvermex have agreed to use commercially reasonable efforts to enter into an amending agreement with Silver Standard Resources Inc. in respect of the San Marcial Option Agreement to confirm such arrangements.

Stock Exchange Listings

     The Silvermex Shares are listed on the TSX Venture Exchange, trading under the symbol “SMR”. Conditional approval of the TSX Venture Exchange in respect of the Arrangement and related transactions has been obtained by Silvermex. If permitted by applicable laws, Genco intends to delist the Silvermex Shares from the TSX Venture Exchange as soon as practicable following the Effective Date.

     The Genco Shares are listed on the TSX under the symbol “GGC”. The obligation of Genco and Silvermex to complete the Arrangement is subject to, among other matters, the TSX approving the listing of the Genco Shares to be issued in connection with the Arrangement.

Background to the Arrangement

     The following is a summary of the background leading up to the execution of the Arrangement Agreement.

     On January 28, 2010, following a review of Genco’s strategic alternatives, the Board retained Haywood in an advisory role with respect to future potential mergers and acquisition activities involving Genco and its La Guitarra Mine in Mexico.

     During the spring of 2010, Genco entered into confidentiality and standstill agreements with several third parties to facilitate discussions and due diligence in respect of a potential acquisition involving Genco.

     In mid-July 2010, Duane Nelson, Chief Executive Officer of Silvermex contacted James R. Anderson, acting Chief Executive Officer and a director of Genco, to arrange a meeting to discuss a possible transaction involving Genco and Silvermex.

     On July 19, 2010, Mr. Nelson and Mr. Anderson held a meeting to discuss a potential business combination between Genco and Silvermex. The parties discussed the benefits of a business combination, particularly related to the complementary strengths of both companies.

     On July 29, 2010, Genco entered into a confidentiality and standstill agreement with Silvermex, and agreed to enter into exclusive discussions regarding a potential business combination transaction.

     From August 3, 2010 to September 17, 2010 Genco, Silvermex and their respective advisors conducted a series of meetings and telephone conferences to negotiate the principal terms of the proposed transaction, and separately carried out due diligence reviews of each company’s business and affairs.

     Between August 27, 2010 and September 19, 2010 counsel to Genco and Silvermex and representatives of Genco and Silvermex negotiated the terms of the Arrangement Agreement and Support Agreements.

     On August 31, 2010, the parties agreed to extend the exclusivity period for their discussions until September 7, 2010 and further extended the period until September 17, 2010 and then until September 20, 2010.

     On September 1, 2010, Genco entered into a new engagement letter with Haywood in relation to the proposed transaction with Silvermex.

     On September 17, 2010 legal counsel to Genco reviewed the Arrangement Agreement and related matters with the Board and Haywood delivered an oral fairness opinion that, subject to certain assumptions and limitations, the consideration to be offered by Genco to the Silvermex Shareholders under the Arrangement was fair, from a financial point of view, to the Genco Shareholders.

     On September 19, 2010, management and legal counsel to Genco updated the Board regarding developments in relation to the transaction, and the Board approved the entry by Genco into the Arrangement Agreement and the Silvermex Support Agreements and authorized management to take all necessary steps to present the Arrangement Agreement and the transactions proposed therein to the Genco Shareholders for approval.

     On September 20, 2010, Genco and Silvermex executed the Arrangement Agreement and issued a joint press release announcing the transaction.

Reasons for the Arrangement

     In reaching its conclusion to approve the Arrangement Agreement, and recommends that Genco Shareholders vote in favour of the Resolutions, the Board considered, among other things, the following factors:

  the possibility of combining a highly experienced management team with a quality operation situated on a very large and prospective land position with numerous opportunities for future production expansion;

  the possibility of creating a company that contains one operation in production, with substantial expansion potential, and one advanced stage project with extensive infrastructure in place;

  the potential to build a large, diversified, quality reserve and resource base with a Mexican focus and significant potential to expand resources in multiple highly prospective jurisdictions;

  the ability to offer Genco shareholders significant growth potential through production expansion, resource growth and future acquisitions;

  the Haywood Fairness Opinion, which concluded that, as of the date of such opinion, the consideration to be offered by Genco to the Silvermex Shareholders pursuant to the Arrangement was fair, from a financial point of view, to the Genco Shareholders;

  the results of Genco’s due diligence review of Silvermex, which was conducted both by Genco and external advisors retained by Genco;

  the view of the Board that the terms and conditions of the Arrangement Agreement, including the amount of the termination fee thereunder and the circumstances under which it is payable, are not expected to prevent an unsolicited third party from proposing or making a Superior Proposal in respect of Genco; and

  the fact that holders of approximately 19.3% of the outstanding Genco Shares have entered into support agreements with Silvermex under which such shareholders have agreed to vote their Genco Shares in favour of the Resolutions.

     A number of these anticipated benefits and factors are based on various assumptions and are subject to various risks. See the section of the Circular entitled “Statements Regarding Forward-Looking Information” and the section of the Circular entitled, “Risk Factors”.

     The Board also considered potential adverse factors associated with the transaction, including, among other things:

  as a result of the issuance of the Genco Shares in the Arrangement, Genco Shareholders will experience a significant degree of dilution in their ownership of Genco. Following completion of the Arrangement, current Genco Shareholders would hold in the aggregate approximately 56.0% of the Genco Shares and former holders of Silvermex Shares would hold approximately 44.0% the Genco Shares (assuming in each case the exercise of all outstanding Genco Options, Genco Warrants, Silvermex Options, Silvermex Agents’ Options and Silvermex Warrants following the Subdivision but immediately prior to the completion of the Arrangement, but excluding the issuance of any Aurcana Property Genco Shares or San Marcial Property Genco Shares);

  the issuance of a significant number of Genco Shares pursuant to the Arrangement could adversely impact the market price of Genco Shares;

  the combined company may not realize the benefits currently anticipated due to challenges associated with integrating the operations and personnel of Genco and Silvermex;

  the combined company may not meet key production or cost estimates;

  the completion of the Arrangement Agreement is subject to several conditions that must be satisfied or waived, including in particular Genco and Silvermex shareholder approvals and satisfaction of regulatory conditions; and

  the Arrangement Agreement may be terminated by Genco or Silvermex in certain circumstances, in which case termination or expense fees may be payable and the market price for Genco Shares may be adversely affected.

Haywood Fairness Opinion

     On September 1, 2010, Genco entered into an engagement letter with Haywood pursuant to which, among other things, Haywood agreed to provide the Board with a financial opinion in accordance with its customary practice as to the consideration to be paid by Genco under the Arrangement. At a meeting held on September 17, 2010, Haywood provided of the Board with an oral opinion, subsequently confirmed in writing to the Board, to the effect that, based upon and subject to the various assumptions, explanations and limitations set forth therein, the consideration to be offered by Genco to the Silvermex Shareholders pursuant to the Arrangement was fair, from a financial point of view, to the Genco Shareholders.

     The full text of the Haywood Fairness Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and limitations and qualifications on the review undertaken in connection with the opinion, is attached to this Circular as Schedule C. The Haywood Fairness Opinion is not intended to be and does not constitute a recommendation to any Genco Shareholder as to how to vote or act at the Meeting. The Haywood Fairness Opinion was one of a number of factors taken into consideration by the Board in considering the Arrangement. This summary of the Haywood Fairness Opinion is qualified in its entirety by reference to the full text of the Haywood Fairness Opinion and Genco Shareholders are urged to read the Haywood Fairness Opinion in its entirety.

     The Haywood Fairness Opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of the Haywood Fairness Opinion and the conditions, prospects, financial and otherwise, of Genco and Silvermex, as applicable, as they are reflected in the information and documents reviewed by Haywood and as they were presented to Haywood. Subsequent developments may affect the Haywood Fairness Opinion. Haywood has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Haywood Fairness Opinion which may come or be brought to the attention of Haywood after the date of the Haywood Fairness Opinion.

     Under the terms of its engagement letter with Genco, Haywood will be paid fees for its services as financial advisor, including for the delivery of the Haywood Fairness Opinion. A substantial portion of the fees in respect of Haywood’s services as financial advisor are contingent on completion of the Arrangement or an alternative transaction. Genco has also agreed to indemnify Haywood and certain related persons against certain liabilities in connection with its engagement.

Support Agreements

Silvermex Support Agreements

     The Supporting Silvermex Shareholders, who hold approximately 2.6% of the Silvermex Shares in aggregate, have entered into the Silvermex Support Agreements under which each Supporting Silvermex Shareholder has agreed to vote in favour of the Arrangement Resolution.

     The following is a summary description of the Silvermex Support Agreements and is not comprehensive and is qualified in its entirety by reference to the Silvermex Support Agreements, which are available under Silvermex’s profile at www.sedar.com.

     The Silvermex Support Agreements provide that, except as described below, each of the Supporting Silvermex Shareholders has agreed to do all such things and take all such steps as Genco may reasonably require be done or taken to approve, support and complete the transactions set out in the Arrangement Agreement, including:

  voting all of such holder’s Silvermex Shares and securities convertible or exercisable into Silvermex Shares, in favour of the Arrangement at the Silvermex Meeting;

  voting all of such holder’s Silvermex Shares to oppose any action or agreement that would result in a breach of any representation, warranty, covenant or other obligation of Silvermex under the Arrangement Agreement if such breach requires Silvermex Shareholder approval; and

  voting all of such holder’s Silvermex Shares to oppose any proposed action by Silvermex or any other party the result of which could impede, interfere with or delay Silvermex from completing the Arrangement.

     Each Supporting Silvermex Shareholder has also agreed to not, directly or indirectly, solicit, initiate or knowingly encourage any inquiries, expression of interest, proposal or offer from, or negotiation with, or provide information to, or facilitate discussions with, any person relating to any Acquisition Proposal, and has also agreed to immediately notify Genco in writing upon receipt of any expression of interest, proposal or offer from any person relating to any Acquisition Proposal and disclose to Genco all relevant details thereof.

     According to their terms, the Silvermex Support Agreement will terminate upon the earliest of (i) Genco providing written notice of termination to the Supporting Silvermex Shareholder, (ii) the termination of the Arrangement Agreement in accordance with its terms, or (iii) the Effective Date.

Genco Support Agreements

     The Supporting Genco Shareholders, who hold approximately 19.3% of the Genco Shares in aggregate, have entered into the Genco Support Agreements under which each Supporting Genco Shareholder has agreed to vote in favour of the Resolutions.

     The following is a summary description of such Genco Support Agreements and is not comprehensive and is qualified in its entirety by reference to the Genco Support Agreements themselves, which are available under Genco’s profile at www.sedar.com.

     The Genco Support Agreements provide that, except as described below, each of the Supporting Genco Shareholders has agreed to do all such things and take all such steps as Silvermex may reasonably require be done or taken to approve, support and complete the transactions proposed in the Arrangement Agreement, including:

  voting all of such holder’s Genco Shares and securities convertible or exercisable into Genco Shares, in favour of the Resolutions at the Meeting;

  voting all of such holder’s Genco Shares to oppose any action or agreement that would result in a breach of any representation, warranty, covenant or other obligation of Genco under the Arrangement Agreement if such breach requires Genco Shareholder approval; and

  voting all of such holder’s Genco Shares to oppose any proposed action by Genco or any other party the result of which could impede, interfere with or delay Genco from completing the Arrangement.

     Each Supporting Genco Shareholder has also agreed to not, directly or indirectly, solicit, initiate or knowingly encourage any inquiries, expression of interest, proposal or offer from, or negotiation with, or provide information to, or facilitate discussions with, any person relating to any Acquisition Proposal, and has also agreed to immediately notify Silvermex in writing upon receipt of any expression of interest, proposal or offer from any person relating to any Acquisition Proposal and disclose to Silvermex all relevant details thereof.

     According to their terms, the Genco Support Agreements will terminate upon the earliest of (i) Silvermex providing written notice of termination to the Supporting Genco Shareholder, (ii) the termination of the Arrangement Agreement in accordance with its terms, or (iii) the Effective Date.

     Notwithstanding the restriction described under clause (iii) above, under the terms of the Genco Support Agreements entered into by James R. Anderson and Karen S. Anderson, each of such Supporting Genco Shareholders is permitted to vote their Genco Shares in favour of a “Superior Cash Proposal”, defined under such Genco Support Agreements as a Superior Proposal (as defined in the glossary of this Circular) to acquire, directly or indirectly, 100% of the Genco Shares for cash consideration per Genco Share of not less than approximately $0.55.

Arrangements with Senior Personnel of Genco in Connection with Arrangement

Employment Agreement with Wayne R. Moorhouse

     The Company is a party to an employment agreement with Wayne R. Moorhouse, its Chief Financial Officer, as described in Schedule E to this Circular under the heading “Material Contracts – Employment Agreement with Wayne R. Moorhouse”. The agreement provides for annual bonuses payable in cash or, subject to TSX and shareholder approvals, in Genco Shares valued at the average closing price for the 20 trading days preceding the end of the year in respect of which the bonus is being paid. At the Company’s annual general meeting held on June 29, 2010, Genco Shareholders approved the issuance of up to 269,881 Genco Shares to Mr. Moorhouse in satisfaction of any bonus determined by the Board to be payable to Mr. Moorhouse in respect of the Company’s 2009 financial year. On September 17, 2010, the Board determined that a bonus in the amount of 269,881 Genco Shares would be payable to Mr. Moorhouse upon the completion of the Arrangement.

     Genco may terminate the employment agreement with Mr. Moorhouse upon 18 months prior notice. On August 12, 2010, Genco provided such notice to Mr. Moorhouse, and his employment agreement will accordingly terminate effective February 12, 2012.

Consulting Agreements with Departing Genco Directors

     Genco has entered into consulting agreements with each of its departing directors under which such departing directors will continue to provide consulting services to the Company following the completion of the Arrangement for $1 per year. These consulting agreements will terminate on December 31, 2011. See “The Combined Company Upon the Completion of the Arrangement—Directors and Officers of the Combined Company”.

Arrangements with Senior Personnel of Silvermex in Connection with Arrangement

Non-Competition Agreements with Genco

     In connection with the Arrangement, Genco has entered into non-competition agreements with each of Robert J. Fraser, Vice-President of Exploration of Silvermex and Michael H. Callahan, President and director of Silvermex. The non-competition agreements were entered into for the purposes of protecting the combined business of Genco and Silvermex from competition from Mr. Fraser and Mr. Callahan for a period of one year from the Effective Date. Under the non-competition agreements, Mr. Fraser and Mr. Callahan have agreed (for the period referred to above) that they will not be involved in any way with any business, financial or commercial venture engaged in or concerned with or interested in the exploration, development and/or operation of precious metal mining properties in Mexico.

     In addition, under the non-competition agreements, Mr. Fraser and Mr. Callahan have agreed (for the period referred to above) that they will not be involved in any way with, or take, any action the probable result of which would be materially detrimental to the combined business of Genco and Silvermex (as conducted at the Effective Date) or would cause the relations between the combined business of Genco and Silvermex (as conducted at the Effective Date) and any of its clients, customers, suppliers, contractors, advisors, consultants licensing authorities, employees or others to be materially impaired.

Waiver of Termination Fee Triggered by Arrangement

     Mr. Callahan entered into a consulting agreement with Silvermex dated December 15, 2009, as amended on May 12, 2010, pursuant to which Mr. Callahan provides executive consulting services to Silvermex. Under the consulting agreement, Mr. Callahan is entitled to a change of control payment in the event of certain transactions. In connection with the Arrangement, Silvermex and Mr. Callahan have agreed to amend the terms of Mr. Callahan’s consulting agreement with Silvermex. Pursuant to such amendment, Mr. Callahan has waived his entitlement to a contractual change of control payment that would otherwise have been payable upon the completion of the Arrangement.

Required Approvals

Genco Shareholder Approval

     Approval by Genco Shareholders of the Share Issuance Resolution is required in connection with the Arrangement by applicable TSX rules, which generally require that a listed company obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. It is expected that, pursuant to the Arrangement, Silvermex Shareholders will receive approximately 88.6 million Genco Shares in exchange for the outstanding Silvermex Shares, and a further approximately 25.5 million Genco Shares will be issuable pursuant to the exercise of outstanding Silvermex Options, Silvermex Agents’ Options and Silvermex Warrants. Accordingly, Genco expects to issue approximately 114 million Genco Shares in connection with the Arrangement – equal to approximately 112% of the number of Genco Shares that will be outstanding, on a non-diluted basis, following the Subdivision and prior to the completion of the Arrangement – assuming that (i) none of the holders of Silvermex Shares dissent in relation to the Arrangement and all of the outstanding Silvermex Shares are exchanged for Genco Shares pursuant to the Arrangement; (ii) all outstanding Silvermex Options are exercised for Genco Shares in accordance with the terms of the Genco Share Option Plan pursuant to Arrangement; (iii) all outstanding Silvermex Agents’ Options and Silvermex Warrants are exercised for Genco Shares in accordance with their terms; and (iv) without giving effect to the possible issuance of any Aurcana Property Genco Shares or San Marcial Property Genco Shares.

     In addition, under the Arrangement Agreement, Genco has agreed to issue Genco Shares in satisfaction of certain future obligations of Silvermex to deliver Silvermex common shares in payment of purchase price obligations under Silvermex’s mining property acquisition agreements with Silver Standard Resources Inc. and Aurcana Corporation. The total number of Genco Shares issuable pursuant to these future obligations, which are referred to as the “Aurcana Property Genco Shares” and the “San Marcial Property Genco Shares”, respectively, will depend on (i) whether Silver Standard Resources Inc. and Aurcana Corporation elect to receive the relevant payments in cash or shares and (ii) if any such payment is made in shares, the market value of the Genco Shares at the time such payment is made. Based on a current market value for the Genco Shares of approximately $0.50, Genco expects to issue up to 15.5 million Genco Shares pursuant to these future obligations. See “Approval of the Share Issuance Resolution—The Arrangement—Aurcana Property Genco Shares and San Marcial Property Genco Shares”.

     No director, executive officer or 10% shareholder of Genco holds any Silvermex Shares and accordingly no Genco Shares will be issued to any such person pursuant to the Arrangement.

     Following such transactions, current Genco Shareholders would hold in the aggregate approximately 56.0% of the Genco Shares and former holders of Silvermex Shares would hold approximately 44.0% of the Genco Shares (assuming in each case the exercise of all outstanding Genco Options, Genco Warrants, Silvermex Options, Silvermex Agents’ Options and Silvermex Warrants following the Subdivision but immediately prior to the completion of the Arrangement, but excluding the issuance of any Aurcana Property Genco Shares or San Marcial Property Genco Shares).

     In order for the acquisition of Silvermex to be completed, the Share Issuance Resolution must be approved by a simple majority of votes cast at the Meeting by Genco Shareholders, present in person or by proxy.

     The Supporting Genco Shareholders have agreed, pursuant to the Genco Support Agreements, to vote in aggregate their 17,904,508 Genco Shares in favour of the Resolutions (representing approximately 19.3 of the issued and outstanding Genco Shares as at the Record Date).

Silvermex Shareholder Approval

     Subject to the Interim Order, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by Silvermex Shareholders, voting as a single class present in person or represented by proxy, at the Silvermex Meeting. The Supporting Silvermex Shareholders have agreed, pursuant to the Support Agreements, to vote, in aggregate, their 2,287,832 Silvermex Shares in favour of the Arrangement Resolution (representing approximately 2.6% of the issued and outstanding Silvermex Shares as at September 27, 2010).

Court Approval

The BCBCA requires that Silvermex obtain the approval of the Court in respect of the Arrangement.

     On October 12, 2010, Silvermex obtained the Interim Order which provides for the calling and holding of the Silvermex Meeting and other procedural matters, and filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Hearing of Petition are attached as Appendix E and F, respectively, to the Silvermex Circular.

     The Court hearing in respect of the Final Order is expected to take place at 9.45 a.m. (Vancouver time) on November 10, 2010, or as soon thereafter as counsel for Silvermex may be heard, subject to the approval of the Arrangement Resolution at the Silvermex Meeting. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. Prior to the hearing on the Final Order, the Court will be informed that the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the Genco Shares to be issued in the Arrangement to holders of the Silvermex Shares pursuant to Section 3(a)(10) of the U.S. Securities Act. Under the terms of the Interim Order, each Silvermex Shareholder, as well as creditors of Silvermex, will have the right to appear and make submissions at the application for the Final Order. There can be no assurance that the Court will approve the Arrangement.

Dissenting Shareholder Rights

     Under applicable Canadian law, Genco Shareholders are not entitled to dissent rights with respect to the Resolutions. Any registered Silvermex Shareholder who properly dissents from the Arrangement Resolution in accordance with the BCBCA will be entitled, in the event the transaction becomes effective, to be paid by Silvermex in accordance with the terms of the Plan of Arrangement, the fair value of the Silvermex Shares held by the dissenting shareholder.

The Arrangement Agreement

     The following is a summary description of certain material provisions of the Arrangement Agreement, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is available under Genco’s profile at www.sedar.com. Capitalized terms used but not otherwise defined herein have the meanings set out in the Arrangement Agreement.

The Arrangement

     The Arrangement Agreement provides that all of the Silvermex Shares issued and outstanding immediately prior to the completion of the Arrangement, aside from any Silvermex Shares held by a Dissenting Shareholder, will be exchanged into Genco Shares on the basis of one Genco Share for each Silvermex Share by way of the Arrangement under the BCBCA. Prior to the completion of the Arrangement, Genco will subdivide all of the outstanding Genco Shares on a 1.1 -for-one basis. If the Subdivision does not occur prior to the Arrangement, the Exchange Ratio will be adjusted accordingly so that each Silvermex Share will be exchanged for 0.90909 Genco Shares.

Representations, Warranties and Covenants of Genco

     The Arrangement Agreement contains customary representations and warranties for transactions of this nature on the part of Genco in respect of matters pertaining to, among other things, its corporate existence and power, its authority to enter into and to perform its obligations under the Arrangement Agreement, its capitalization, the non-contravention of its articles, bylaws, certain applicable laws and other contractual restrictions, requisite directors’ approvals and the receipt of a fairness opinion from Haywood, and Genco’s subsidiaries. The representations and warranties on the part of Genco also address certain matters relating to the absence of certain undisclosed material contracts or commitments, absence of changes in its business, operations and properties, employment and employment agreement matters, financial matters and the accuracy of financial statements, books and records, absence of undisclosed litigation matters, Genco’s title to its properties and condition of assets, its registration at the National Agrarian Registry of Mexico, Genco’s title to and the legal status of its mineral properties, maintenance of insurance policies for Genco, certain operational matters in connection with the material subsidiaries of Genco and its mineral properties, certain environmental matters, certain tax matters, absence of intellectual property rights, pension and employee benefits, Genco’s status as a reporting issuer in certain Canadian provinces and a TSX-listed company, compliance with securities continuous disclosure obligations, compliance with any applicable law, absence of any cease trade or similar regulatory order, absence of any undisclosed option to acquire the assets of Genco or its material subsidiaries, absence of certain undisclosed contracts, place of principal office, location of assets and U.S. sales, status of Genco as a “foreign private issuer” under U.S. securities legislation, confirmation of full disclosure to Silvermex, absence of any broker’s commission, absence of undisclosed related party transactions, issuance of Genco Shares pursuant to the Arrangement and certain U.S. securities matters.

     The Arrangement Agreement, includes, among other things, negative and affirmative covenants of Genco customary for transactions of this nature relating to compliance with the Interim Order, the Plan of Arrangement and the Final Order, the provision of documents, conduct of its business and corporate matters, the prohibition of certain actions, modification of employment agreement, maintenance of insurance policies, settling or compromising claims from Genco shareholders, modification of contractual obligations, satisfaction of conditions precedent, informing Silvermex of material decisions or actions, cooperation with Silvermex, maintenance of representations and warranties, provision of information to Silvermex and the execution and delivery of closing documents.

Representations, Warranties and Covenants of Silvermex

     The Arrangement Agreement contains customary representations and warranties for transactions of this nature on the part of Silvermex in respect of matters pertaining to, among other things, its corporate existence and power, its authority to enter into and to perform its obligations under the Arrangement Agreement, its capitalization, the non-contravention of its articles, bylaws, certain applicable laws and other contractual restrictions, requisite directors’ approvals and the receipt of a fairness opinion from GMP Securities L.P., and Silvermex’s subsidiaries. The representations and warranties on the part of Silvermex also address certain matters relating to the absence of certain undisclosed material contracts or commitments, absence of changes in its business, operations and properties, employment and employment agreement matters, financial matters and the accuracy of financial statements, books and records, absence of undisclosed litigation matters, Silvermex’s title to its properties and condition of assets, its registration at the National Agrarian Registry of Mexico, title to and the legal status of its mineral properties, maintenance of insurance policies for Silvermex, certain operational matters in connection with the material subsidiaries of Silvermex and its mineral properties, certain environmental matters, certain tax matters, absence of intellectual property rights, pension and employee benefits, Silvermex’s status as a reporting issuer in certain Canadian provinces and a TSX Venture Exchange-listed company, compliance with securities continuous disclosure obligations, compliance with any applicable law, absence of any cease trade or similar regulatory order, absence of any undisclosed option to acquire the assets of Silvermex or its material subsidiaries, absence of certain undisclosed contracts, place of principal office, location of assets and U.S. sales, status of Silvermex as a “foreign private issuer” under the 1933 Act, confirmation of full disclosure to Genco, absence of any broker’s commission, absence of undisclosed related party transactions and certain U.S. securities matters.

     The Arrangement Agreement, includes, among other things, negative and affirmative covenants of Silvermex customary for transactions of this nature relating to the provision of documents, conduct of its business and corporate matters, the prohibition of certain actions, settling or compromising claims from Silvermex shareholders, modification of contractual obligations, satisfaction of conditions precedent, informing Genco of material decisions or actions, cooperation with Genco, maintenance of representations and warranties, provision of information to Genco and the execution and delivery of closing documents.

Additional Covenants

     Under the Arrangement Agreement, Genco has covenanted and agreed that the Silvermex Warrants outstanding on the Effective Date will continue in effect on the same terms and conditions (subject to the respective adjustments required after giving effect to the Arrangement including, without limitation, that such Silvermex Warrants will be exercisable for Genco Shares).

     Genco and Silvermex have agreed to make such changes to the structure of the transactions contemplated in the Arrangement Agreement that are reasonably necessary to limit or reduce any potential material adverse Mexican or Canadian tax implications which may result from the implementation of the Arrangement, unless such changes will adversely effect the fairness of the Arrangement or change the Exchange Ratio.

     In connection with the San Marcial Option Agreement, Genco has covenanted and agreed, subject to applicable regulatory approval, to issue to Silver Standard Resources Inc., on and subject to the provisions of the San Marcial Option Agreement, up to the number of Genco Shares which Silver Standard Resources Inc. would have been entitled to receive as a result of the Arrangement if, on the effective date thereof, Silver Standard Resources Inc. had been the registered holder of all of the San Marcial Property Shares issuable under the San Marcial Option Agreement. In connection with the Aurcana Agreement, Genco has covenanted and agreed, subject to applicable regulatory approval, to issue to Aurcana Corporation, on and subject to the provisions of the Aurcana Agreement, up to the number of Genco Shares which Aurcana Corporation would have been entitled to receive as a result of the Arrangement if, on the effective date thereof, Aurcana Corporation had been the registered holder of all of the Aurcana Property Shares issuable under the Aurcana Agreement. Genco and Silvermex have agreed to make commercially reasonable efforts to enter into amendment agreements in respect to the San Marcial Option Agreement and the Aurcana Agreement.

Conditions to the Arrangement

     The obligations of Genco and Silvermex to consummate the Arrangement are subject to the satisfaction of certain mutual conditions relating to, among other things, the receipt of the Interim Order, approval of the Arrangement by Genco Shareholders and Silvermex Shareholders, the receipt of the Final Order, completion of all necessary corporate filings, compliance with applicable laws, conditional approval of the TSX , receipt of all necessary consents, waivers, permits, exemptions, orders and approvals from and any registrations and filings with, any applicable Governmental Entity, the exemption from U.S. securities registration requirements for the issuance of the Genco Shares, the exemption from prospectus requirements of applicable Canadian securities laws for the issuance of the Genco Shares.

     The obligations of Genco to consummate the Arrangement are subject to the satisfaction of certain conditions relating to, among other things, the accuracy of each of Silvermex’s representations and warranties, absence of any Material Adverse Change or Effect on Silvermex, Silvermex’s compliance with each of its covenants and that all necessary board approvals and necessary corporate action have been taken by Silvermex to permit the consummation of the Arrangement.

     The obligations of Silvermex to consummate the Arrangement are subject to the satisfaction of certain conditions relating to, among other things, the accuracy of each of Genco’s representations and warranties, absence of any Material Adverse Change or Effect on Genco, Genco’s compliance with each of its covenants and that all necessary board approvals and necessary corporate action have been taken by Genco to permit the consummation of the Arrangement.

Non-Solicitation Covenants and Notices of Superior Proposal

     Under the Arrangement Agreement, Genco and Silvermex have each agreed to certain non-solicitation covenants which provide among other things, that each (and its officers, directors, employees, representatives, advisors or agents or any subsidiaries) will not:

(a)

make, solicit, initiate, facilitate, encourage or promote (including by way of furnishing information, permitting any visit to facilities or properties of Genco or Silvermex, as applicable, or any of their subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to, an Acquisition Proposal or potential Acquisition Proposal;

(b)

participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, any Acquisition Proposal or potential Acquisition Proposal;

(c)	agree to, approve or recommend, or propose publicly to agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal;

(d)	accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any Acquisition Proposal or potential Acquisition Proposal; or

(e)

make any public announcement or take any other action inconsistent with, or which could reasonably be likely to be regarded as detracting from, the recommendation of the Board or Silvermex Board, as applicable, to approve the transactions contemplated hereto.

     Notwithstanding the above, the Board and Silvermex Board, as applicable, may, prior to the approval by such company’s shareholders of the Arrangement, (i) consider and participate, directly or indirectly, in any discussions or negotiations with, or provide information to, or permit any visit to the facilities or properties of Genco or Silvermex, as applicable, or any of their subsidiaries by, any person who has delivered a bona fide written Acquisition Proposal that may constitute a Superior Proposal, (ii) withdraw, modify, qualify or change its recommendation to the Genco Shareholders or Silvermex Shareholders, as applicable, in respect of the Arrangement in response to a Superior Proposal, or (ii) approve or recommend to the Genco Shareholders or Silvermex Shareholders, as applicable, or enter into an agreement in respect of, a Superior Proposal in accordance with the provisions of the Arrangement Agreement but in each case only if such Acquisition Proposal or Superior Proposal did not result from a breach of this Agreement by Genco or Silvermex, as applicable, and if the Board or Silvermex Board, as applicable, determines in good faith after consulting with outside counsel (which may include written opinions or advice, copies of which will have been provided to the other party) that such action is required for such directors to comply with their fiduciary duties under applicable law.

     Each of Genco and Silvermex has also provided representations and warranties in respect to the absence of any confidentiality agreements since July 29, 2010 entered into third parties, the absence of any discussions or negotiations with any parties in connection with a proposal that may constitute an Acquisition Proposal. If there are any outstanding confidentiality agreements in respect to potential Acquisition Proposals with any third party, each of Genco and Silvermex has agreed not to release such third party from the agreement(s) and/or any standstill agreement or provision other than as contemplated under such agreements.

     Each of Genco and Silvermex has also agreed to notify the other party if it receives an Acquisition Proposal or any request for non-public information or access to its properties, books or records in connection with any potential Acquisition Proposal. If either Genco or Silvermex receives a request for material non-public information from a person who is making or has made a bona fide Acquisition Proposal, which would constitute a Superior Proposal and, subject to certain conditions including the entering into of a confidentiality agreement and notification to the other party, the receiving party may provide such person with access to its information.

     Either Genco or Silvermex (and their Boards of Directors) may accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal the following conditions are met:

(a)	it is in compliance with other related provisions in the Arrangement Agreement;

(b)	it has provided the relevant information concerning the Acquisition Proposal to the other party:

(i)

five Business Days have elapsed since the other party has received a written notice of determination from the Board of the Party wishing to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal (“Superior Proposal Notice”);

	(ii)	its Board of Directors had determined in good faith that such action is required to comply with its fiduciary duties;

	(iii)	taking into account any amended proposal to be made by the other party upon receipt of the Superior Proposal Notice and

(iv)	it has paid or caused to be paid the termination or break fees payable under the terms of the Arrangement Agreement.

     During the five Business Day period referred to in paragraph (c) above, the other party will have the right to offer in writing to amend the terms of the Arrangement Agreement and the Arrangement. If the offer for the amended terms will result in the Superior Proposal ceasing to be a Superior Proposal, the parties will enter into an amended agreement reflecting the terms of that offer. If, upon review of the offer for the amended terms, the receiving party continues to believe that the Superior Proposal remains a Superior Proposal, it may, on termination of the Arrangement Agreement and on payment of the termination or break fees payable, accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal.

Termination

     The Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)	by the mutual written consent of the parties;

(b)	if any of the conditions precedent found in the Arrangement Agreement for the benefit of the terminating party is not satisfied or waived in accordance with the Arrangement Agreement;

(c)

by Genco if at any time Silvermex has committed a material breach of any of its covenants in the Arrangement Agreement relating to non-solicitation and notices of Superior Proposals, as described above under “Non-Solicitation Covenants and Notices of Superior Proposal”;

(d)

by Genco if the Silvermex Board (i) will have withdrawn or modified in a manner adverse to Genco its approval or recommendation of the Arrangement, (ii) will have failed, after being requested by Genco in writing, to reaffirm their approval or recommendation of the Arrangement and the transactions contemplated herein as promptly as possible (but in any event within five Business Days or prior to the Genco Meeting, whichever is earlier) after receipt of such written request from Genco, or (iii) will have accepted, approved, recommended or entered into an agreement in respect of any Acquisition Proposal;

(e)

by Genco, subject to complying with the terms of the Arrangement Agreement, in order to enter into a binding written agreement with respect to a Superior Proposal in accordance with the terms of the Arrangement Agreement, as described above under “Non-Solicitation Covenants and Notices of Superior Proposal”; provided that concurrently with such termination, Genco pays the applicable break fee described below under “Termination Fees and Expenses”;

(f)

by Genco or by Silvermex if the Silvermex Meeting will have been held and completed and the Arrangement or, where required, any other material matter contemplated herein or necessary to complete the Arrangement, is not approved by the requisite majority of the Silvermex Shareholders;

(g)

by Silvermex if at any time Genco has committed a material breach of any of its covenants in the Arrangement Agreement relating to non-solicitation and notices of Superior Proposals, as described above under “Non-Solicitation Covenants and Notices of Superior Proposal”;

(h)

by Silvermex if the Board (i) will have withdrawn or modified in a manner adverse to Silvermex their approval or recommendation of the Share Issuance Resolution, (ii) will have failed, after being requested by Silvermex in writing, to reaffirm their approval or recommendation of the Share Issuance Resolution and the transactions contemplated herein as promptly as possible (but in any event within five Business Days or prior to the Silvermex Meeting, whichever is earlier) after receipt of such written request from Silvermex, or (iii) will have accepted, approved, recommended or entered into an agreement in respect of any Acquisition Proposal;

(i)

by Silvermex, subject to complying with the terms of the Arrangement Agreement, in order to enter into a binding written agreement with respect to a Superior Proposal in accordance with the terms of the Arrangement Agreement, as described above under “Non-Solicitation Covenants and Notices of Superior Proposal”; provided that concurrently with such termination, Silvermex pays the applicable break fee described below under “Termination Fees and Expenses”;

(j)

by Silvermex or by Genco if the Genco Meeting will have been held and completed and the Share Issuance Resolution or, where required, any other material matter contemplated herein or necessary to complete the Arrangement, is not approved by the requisite majority of the Genco Shareholders; or

(k)

by Silvermex or by Genco if the Arrangement will not have been completed by the Completion Deadline, provided that such right to terminate the Arrangement Agreement will not be available to any party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Arrangement to be completed on or before the Completion Deadline;

     provided that any termination by a party in accordance with paragraphs (a) to (i) above will be made by such party delivering written notice thereof to the other party or parties hereto prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right.

Termination Fees and Expenses

     Under the Arrangement Agreement, each of Genco and Silvermex may be obligated to pay to the other party the following amounts representing break fees or reimbursement of expenses:

     Genco or Silvermex, as applicable, will pay the other party a cash amount of $2,000,000 at the time of the termination of the Arrangement Agreement if:

(a)

the Arrangement Agreement is terminated by the other party pursuant to the termination provisions thereof by virtue of the failure of Genco or Silvermex (as applicable) to satisfy the conditions precedent relating to it having received all necessary board approvals and taken all necessary corporate action to permit the consummation of the Arrangement;

(b)

the Arrangement Agreement is terminated by the other party pursuant to certain circumstances, as described in paragraphs (c), (d), (g) or (h) above under “Termination” section or by Genco or Silvermex as applicable, pursuant to certain circumstances, as described in paragraphs (e) or (i) above under “Termination”; or

(c)

the Arrangement Agreement is terminated by the other party pursuant to certain circumstances, as described in paragraph (k) above under “Termination”, as a result of the failure of Silvermex or Genco, as applicable, to submit the Arrangement for approval to the its shareholders, on or prior to the date which is five Business Days prior to the Completion Deadline (unless otherwise ordered by the Court or required by a Securities Authority or stock exchange).

     Genco or Silvermex, as applicable, will pay the other party a cash amount of $500,000 at the time of termination, if the Arrangement Agreement is terminated by either party pursuant to certain circumstances, as described in paragraph (f) or paragraph (j) above under “Termination”, where (i) an Acquisition Proposal was made to Genco or Silvermex, as applicable, and made known to its shareholders, or made directly to it shareholders (a “Pending Acquisition Proposal”) and such Pending Acquisition Proposal was not publicly withdrawn at least five Business Days prior to the Genco Meeting or Silvermex Meeting, as applicable, and (ii) within 12 months following the date of termination, Genco or Silvermex, as applicable, or one or more of its subsidiaries enters into an definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal is complete. If applicable, Genco or Silvermex, as applicable, will pay a further cash amount of $1,500,000 at the time Genco or Silvermex, as applicable, or one or more of its subsidiaries completes such Acquisition Proposal.

     Genco or Silvermex, as applicable, will pay the other party a cash amount of $500,000 at the time of termination of the Arrangement Agreement if:

(a)

the Arrangement Agreement is terminated by either party pursuant to certain circumstances, as described in paragraph (f) or paragraph (j) above under “Termination”, and where there is no Pending Acquisition Proposal prior to the Genco Meeting or Silvermex Meeting, as applicable, or if there is a Pending Acquisition Proposal, it has been withdrawn at least five Business Days prior to the Genco meeting or Silvermex Meeting, as applicable, and thereafter, the Genco Shareholders or Silvermex Shareholders, as applicable, do not approve the Arrangement at the Genco Meeting or the Silvermex Meeting, as applicable; or

(b)

the Arrangement Agreement is terminated by the other party pursuant to certain circumstances, as described in paragraph (b) above under “Termination”, by virtue of the failure of Genco or Silvermex, as applicable, to satisfy any of the following conditions and such condition is incapable of being satisfied by the Completion Deadline:

(i)

that the representations and warranties made by Genco or Silvermex, as applicable, are true and correct, except where any failures or breaches of representations and warranties would not, in the reasonable judgment of the other party, have a Material Adverse Change or Effect on Genco or Silvermex, as applicable, and as more particularly described in the Arrangement Agreement; and

	(ii)	that Genco or Silvermex, as applicable, will have complied in all material respects with the covenants, as more particularly described in the Arrangement Agreement.

Directors’ and Officers’ Insurance

     Pursuant to the Arrangement Agreement, Genco has agreed that (i) all rights to indemnification or exculpation in favour of the directors and officers of Silvermex provided in the articles of Silvermex, or in any agreement, and any directors’ and officers’ insurance now existing in favour of the directors or officers of Silvermex and (ii) all rights to indemnification or exculpation in favour of the current directors and officers of Genco who cease to act as directors or officers of Genco following the Effective Date provided in the articles of Genco, or in any agreement, and any directors’ and officers’ insurance now existing in favour of the directors or officers of Genco will in each case survive the completion of the Arrangement (or be replaced with substantially equivalent coverage from another provider) and will continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider) for a period of not less than six years from the Effective Date.

APPROVAL OF SHARE SPLIT RESOLUTION

Subdivision of Genco Shares

     Pursuant to the terms of the Arrangement Agreement, and for the purposes of the transactions contemplated therein, Genco has agreed to subdivide all of its issued and outstanding common shares on the basis of 1.1 new Genco common shares for one new Genco common share. As at October 1, 2010, the authorized share capital of Genco consisted of unlimited number of common shares of which 92,824,820 were outstanding. If the Subdivision is approved and implemented, the number of issued and outstanding Genco common shares will increase to approximately 102,107,302.

     The Genco Shareholders will be requested at the Meeting or any adjournment thereof, to consider and, if thought fit, pass, with or without amendment, an ordinary resolution approving the Subdivision.

     The Board believes that the Subdivision is necessary in the context of the Arrangement and it will facilitate the business combination of Genco and Silvermex. The imperative for the Subdivision in the context of the Arrangement is to ensure that the commercial interests of the constituent shareholders is maintained in the combined entity subsequent to the Effective Date, as envisaged by the Arrangement Agreement.

     The Subdivision will not materially affect any Genco Shareholder’s percentage ownership in Genco, even though such ownership will be represented by a larger number of shares. No fractional Genco Shares will be issued as a result of the Subdivision. If as a result of the Subdivision, the holder of Genco Shares would otherwise be entitled to a fraction of a Genco Share, the number of Genco Shares to be issued to such holder shall be rounded down to the nearest whole Genco Share.

Exchange of Share Certificates on Subdivision

     A letter of transmittal will be sent to Genco Shareholders as soon as reasonably practicable following the Subdivision becoming effective. Such letter of transmittal will set out the procedure to be followed by Genco Shareholders for use in transmitting their share certificates to the Transfer Agent in exchange for new certificates representing the number of Genco Shares to which such Genco Shareholder is entitled as a result of the Subdivision. In order to receive the new subdivided Genco Shares in exchange for the old Genco Shares, a Genco Shareholder must deliver or send the letter of transmittal, properly completed and duly executed, together with certificate(s) representing its Genco Shares and all other required documents to the Transfer Agent at the address set forth in such letter of transmittal. It is each Genco Shareholder’s responsibility to ensure that such letter of transmittal is received by the Transfer Agent. If the Subdivision becomes effective, and upon the return of a properly completed letter of transmittal, together with certificates evidencing Genco Shares, certificates for the appropriate number of new subdivided Genco Shares will be issued at no charge. No certificates for fractional subdivided Genco Shares will be issued. Non-registered Genco Shareholders should consult with their intermediaries for information on exchanging their Genco Shares pursuant to the Subdivision.

     The Share Split Resolution must be approved by a simple majority of votes cast at the Meeting by Genco Shareholders, present in person or by proxy.

     The Supporting Genco Shareholders have agreed, pursuant to the Genco Support Agreements, to vote in aggregate their 17,904,508 Genco Shares in favour of the Resolutions (representing approximately 19.3 of the issued and outstanding Genco Shares as at the Record Date).

RECOMMENDATION OF DIRECTORS

     AFTER CAREFUL CONSIDERATION OF THE PROPOSED TRANSACTIONS, THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE RESOLUTIONS.

RISK FACTORS

     Shareholders should carefully consider the following risk factors related to the Arrangement. In addition to the risks set out in the documents incorporated by reference in the Circular the proposed combination of Genco with Silvermex upon the successful completion of the Arrangement is subject to certain risks, including the following:

Risks Relating to the Arrangement

The Arrangement is subject to satisfaction or waiver of several conditions.

     The Arrangement is conditional upon, among other things, Silvermex Shareholder Approval, Genco Shareholder Approval and Genco and/or Silvermex having obtained all government or regulatory approvals required by law, policy or practice. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any government or regulatory approvals could have an adverse effect on the business, financial condition or results of operations of Genco.

The Arrangement Agreement may be terminated in certain circumstances

     Silvermex has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that, in the aggregate, have a Material Adverse Change or Effect on Genco. For the purposes of the Arrangement Agreement, a Material Adverse Change or Effect cannot arise from events that are beyond Genco’s control (such as changes in the global economy or changes that affect the worldwide mining industry generally and which do not have a materially disproportionate effect on Genco). However, Genco cannot provide any assurances that an event having a Material Adverse Change or Effect on Genco will not occur before the Effective Date. If such an event were to arise, Silvermex would be entitled to terminate the Arrangement Agreement and the Arrangement would not proceed.

Genco may become liable pay a Termination Fee or to reimburse Silvermex’s costs

     If the Arrangement Agreement is terminated by either Genco or Silvermex, Genco will, in certain circumstances, be obligated to pay Silvermex a termination fee of $2,000,000, or to reimburse Silvermex’s legal, accountancy and financial advisory fees and expenses in the amount of $500,000. See “Approval of the Share Issuance Resolution—The Arrangement Agreement—Termination Fees and Expenses”.

Risks Relating to Genco After Completion of Arrangement

Genco may not realize the benefits of the combined company growth projects.

     As part of its strategy, Genco will continue its efforts to develop new silver projects and will have an expanded portfolio of such projects as a result of the combination with Silvermex. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

     The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects, which are used in establishing ore/mineral reserve estimates for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for Genco’s projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, Genco’s current estimates. If actual results are less favourable than Genco currently estimates, the combined company’s business, results of operations, financial condition and liquidity could be materially adversely impacted.

Genco may be subject to significant capital requirements and operating risks associated with its expanded operations and its expanded portfolio of growth projects.

     Genco must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustain capital requirements. If Genco does not realize satisfactory prices for the silver and other metals that Genco produces, it could he required to raise very significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could adversely affect Genco’s credit ratings and its ability to access the capital markets in the future to meet any external financing requirements Genco might have. If there are significant delays in when these projects are completed and are producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on Genco’s results of operation, cash flow from operations and financial condition.

     In addition, Genco’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at Genco’s mining or processing operations could materially adversely affect Genco’s business, results of operations, financial condition and liquidity.

The issuance of a significant number of Genco Shares and a resulting “market overhang” could adversely affect the market price of Genco Shares after completion of the Arrangement.

     On completion of the Arrangement, a significant number of additional Genco Shares will be available for trading in the public market. The increase in the number of Genco Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Genco Shares. The potential that such a Shareholder may sell its Genco Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Genco Shares in the public market, could adversely affect the market price of the Genco Shares.

The integration of Genco and Silvermex may not occur as planned.

     The Arrangement Agreement has been entered into with the expectation that its successful completion will result in increased cost savings by taking advantage of synergies to be realized from the consolidation of Genco and Silvermex and enhanced growth opportunities for the combined company. These anticipated benefits will depend in part on whether Genco and Silvermex’s operations can be integrated in an efficient and effective manner. Most operational and strategic decisions and certain staffing decisions with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of Silvermex’s operations after completion of the Arrangement could be adversely affected if the combined company cannot retain key employees to assist in the integration and operation of Genco and Silvermex. As a result of these factors, it is possible that the cost reductions and synergies expected from the combination of Genco and Silvermex will not be realized. In addition, such synergies assume certain realized long-term metals and consumable commodities prices and foreign exchange rates. If actual prices were below such assumed prices, the realization of potential synergies could he adversely effected.

The Loss of Key Personnel

     On completion of the Arrangement, the combined business of Genco and Silvermex will be highly dependent upon its senior management and other key personnel and the loss of any such individuals could have a materially adverse effect on the combined business of Genco and Silvermex following the completion of the Arrangement. In addition, there can be no assurance that, on completion of the Arrangement, the combined business of Genco and Silvermex will be able to maintain the services of its officers or other key personnel required in the operation of the combined business. Failure to retain these individuals could have a material adverse effect on the combined business of Genco and Silvermex.

THE COMBINED COMPANY UPON COMPLETION OF THE ARRANGEMENT

Overview

     On completion of the Arrangement, Genco will continue to be a corporation existing under the BCBCA and the former Silvermex Shareholders will be shareholders of Genco. After the Effective Date, Silvermex will be a wholly-owned subsidiary of Genco.

     Immediately following completion of the Arrangement, the business and operations of Genco and Silvermex will be consolidated and the principal executive office of the Combined Company will be at Silvermex’s current head office located at Suite 420 – 609 Granville Street, Canaccord Financial Place, Vancouver, British Columbia, V7Y 1G5.

Corporate Name

     Immediately after completion of the Arrangement, Genco expects to change its name to “Silvermex Resources Inc.” or such other name as may be allowed by the relevant regulatory authorities and approved by the Board.

Corporate Structure

     The following chart shows the corporate relationship between Genco and Silvermex after the completion of the Arrangement:

Directors and Officers of the Combined Company

     Following the Effective Date, it is anticipated that the Board will resign (except for James R. Anderson) and the Board thereafter will be comprised of six directors, who will consist James R. Anderson, together with Arthur Brown, Chairman of the Silvermex Board, Duane Nelson, Chief Executive Officer of Silvermex, Michael H. Callahan, President of Silvermex, and Joseph J. Ovsenek and Kenneth C. McNaughton from the Silvermex Board, who are expected to be appointed to the Board in connection with the Arrangement. The Company has entered into consulting agreements with each of its departing directors under which such departing directors will continue to provide consulting services to the Company following the completion of the Arrangement for $1 per year. These consulting agreements will terminate on December 31, 2011.

     Following the Effective Date, it is anticipated that the senior officers of Genco shall consist of Michael H. Callahan as President, Duane Nelson as Chief Executive Officer, Hallein Darby as Chief Financial Officer and Corporate Secretary and Robert J. Fraser as Vice-President – Exploration.

Mineral Properties

     Following the Effective Date, Genco’s core asset will continue to be the La Guitarra Mine, located in the Temascaltepec Mining District of Mexico. The La Guitarra mine currently consists of two underground operation centres, La Guitarra and San Rafael, and a flotation mill with a proven capacity of 320 tonnes per day. Genco believes significant potential exists to expand production in the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District.

     In addition to mineral concessions in the Temascaltepec Mining District, Genco will continue to own mineral concessions in the Durango State, Mexico, known as the Guadalupe Concessions. The Combined Company will hold crown-granted mineral claims located in the Highland Valley of British Columbia, known as the Transvaal Property, and unpatented and patented claims in the Devils Gate-Chinatown Mining District of Nevada, known as the Oest Claims. At this time, Genco does not have any current plans to develop the Transvaal Property, Oest Claims or Guadalupe Concessions, and is maintaining the concessions and claims in good standing for future exploration or disposition.

     See “Information Concerning Genco” in Schedule E to this Circular for more information on the La Guitarra Mine and Genco’s exploration properties.

     Following the Effective Date, Genco’s portfolio of exploration properties will also include Silvermex’s San Marcial silver project in southern Sinaloa, Mexico, as well as the, El Rosario project in Sinaloa, Mexico, the Peñasco Quemado project in Tubutama, Sonora, Mexico, the La Frazada project in Nayarit, Mexico, and the Lobos project in Caborca/Pitiquito, Sonora, Mexico.

     See “Information Concerning Silvermex” in Schedule F to this Circular for more information on the San Marcial Project and Silvermex’s other exploration properties.

Unaudited Pro Forma Consolidated Financial Statements for the Combined Company

     The selected unaudited pro forma consolidated financial information set forth below should be read in conjunction with Genco’s unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Schedule D to this Circular. The pro forma consolidated balance sheet has been prepared from the unaudited consolidated balance sheet of Genco as at June 30, 2010 and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on June 30, 2010. The pro forma consolidated statement of operations for the year ended December 31, 2009 and the six month period ended June 30, 2010 have been prepared, respectively, from the audited statements of operations of Genco for the year ended December 31, 2009 and the unaudited interim consolidated statement of operations of Genco for the six month period ended June 30, 2010 and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on January 1, 2009 (in respect of the pro forma financial statements for the year ended December 31, 2009) or on January 1, 2010 (in respect of the pro forma financial statements for the six month period ended June 30, 2010).

     The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between Genco and Silvermex. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Genco and the accompanying notes included in Schedule D to this Circular.

As at June 30,
(Expressed in Canadian dollars - unaudited)	2010

Pro forma consolidated balance sheet:

Assets
Current
Cash	6,447,762
Accounts receivable	512,772
Current portion of note receivable	1,539,720
Inventory	371,413
Prepaid expense and deposits	181,117
9,052,784
Prepaid expenses	16,526
Note receivable	1,026,481
Mineral property interests	47,222,339
Property plant and equipment	34,096,479
91,414,609

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	1,965,260
Due to related parties	41,616
Current portion of deferred gain on sale of marketable securities	851,101
Current portion of long term debt	509,666
3,367,643
Long term debt	509,666
Asset retirement obligation	301,069
Future income tax	17,775,438
Deferred gain on sale of marketable securities	567,400
Deferred acquisition costs	1,432,397
23,930,213
Shareholders’ equity
Share capital	91,437,364
Contributed surplus	17,241,521
Deficit	(41,217,889)
67,460,996
91,414,609

	Year ended	Six months ended
	December 31, 2009	June 30, 2010
(Expressed in Canadian dollars - unaudited)

Pro forma consolidated statement of operations:

Sales	$381,648	$247,833
Cost of sales	42,643	837,029
Gross profit (loss)	339,005	(589,196)

Operating expenses
Administration	3,742,651	2,307,401
Mine overhead costs	2,461,089	905,503
Expense recoveries	(629,619)	-
Stock based compensation	880,887	1,147,286
	6,455,008	4,360,190

Operating loss	(6,116,003)	(4,949,386)

Other income (expense)
Accretion of long term debt	(97,160)	(37,324)
Fair value loss on bonuses	(79,162)	-
Gain on marketable securities	1,619,520	-
Loss on settlement of litigation	(360,000)	-
Write-down of tax receivable	(2,662,525)	-
Impairment/write-down of mineral property, plant and equipment	(7,376,768)	(3,705,604)
Interest and other income	201,785	140,016
	(8,754,310)	(3,602,912)

Loss before tax	(14,870,313)	(8,552,298)
Future income tax expense	4,786,126	8,676
Net loss and comprehensive net loss	$(19,656,439)	(8,560,974)

Loss per share, basic and diluted	$(0.13)	$(0.05)

Weighted average number of shares outstanding	153,096,552	183,681,993

Description of Share Capital

     Genco’s capital structure is comprised of only one class of shares: an unlimited number of common shares without par value. As at October 1, 2010, there were 92,824,820 Genco Shares issued and outstanding.

     All Genco Shares rank equally as to dividends, voting powers and participation in assets and in all other respects. Each Genco Share carries one vote per share at meetings of the shareholders of the Company. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares. The Genco Shares presently issued are not subject to any calls or assessments.

Post-Arrangement Shareholdings and Principal Shareholders

     Assuming the Share Split Resolution is approved by the Genco Shareholders, the Subdivision will result in an increase in the number of issued and outstanding Genco Shares from 92,824,820 to approximately 102,107,302. Thereafter, in connection with the completion of the Arrangement, Genco expects to issue approximately 88.6 million Genco Shares in exchange for outstanding Silvermex Shares, and a further approximately 25.5 million Genco Shares will be issuable pursuant to the exercise of outstanding Silvermex Options, Silvermex Agents’ Options and Silvermex Warrants.

     Under the Arrangement Agreement, Genco has agreed to issue Genco Shares in satisfaction of certain future obligations of Silvermex to deliver Silvermex common shares in payment of purchase price obligations under Silvermex’s mining property acquisition agreements with Aurcana Corporation and Silver Standard Resources Inc. The total number of Genco Shares issuable pursuant to these future obligations, which are referred to as the “Aurcana Property Genco Shares” and the “San Marcial Property Genco Shares”, respectively, will depend on (i) whether Silver Standard Resources Inc. and Aurcana Corporation elect to receive the relevant payments in cash or shares and (ii) if any such payment is made in shares, the market value of the Genco Shares at the time such payment is made. Based on a current market value for the Genco Shares of approximately $0.50, Genco expects to issue up to 15.5 million Genco Shares pursuant to these future obligations. See “Approval of the Share Issuance Resolution—The Arrangement—Aurcana Property Genco Shares and San Marcial Property Genco Shares”.

     Following the Arrangement, current Genco Shareholders would hold in the aggregate approximately 56.0% of the Genco Shares and former holders of Silvermex Shares would hold approximately 44.0% of the Genco Shares (assuming in each case the exercise of all outstanding Genco Options, Genco Warrants, Silvermex Options, Silvermex Agents’ Options and Silvermex Warrants following the Subdivision but immediately prior to the completion of the Arrangement, but excluding the issuance of any Aurcana Property Genco Shares or San Marcial Property Genco Shares).

     Immediately following the completion of the Arrangement, to the knowledge of the directors and executive officers of the Company (based solely upon a review of public filings made) and assuming that his current holdings in Genco remain unchanged prior to the Subdivision and Arrangement becoming effective, James R. Anderson will hold approximately 19,257,744 Genco Shares representing approximately 10.1% of the then issued and outstanding Genco Shares.

     To the knowledge of the directors and executive officers of the Company, other than as set forth above, following completion of the Arrangement, there will be no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

INFORMATION CONCERNING GENCO

Overview

     Genco is a publicly-traded mining company based in Vancouver, British Columbia that is focused on developing its core asset, the La Guitarra Mine. La Guitarra Mine currently consists of two underground operation centres – La Guitarra and San Rafael – and a flotation mill with a proven capacity of 320 tonnes per day. Genco believes significant potential exists to expand production in the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District.

     In addition to mineral concessions in the Temascaltepec Mining District, La Guitarra owns mineral concessions in the Durango State, Mexico, known as the “Guadalupe Concessions”. The Company also directly owns Crown-granted mineral claims located in the Highland Valley of British Columbia, known as the Transvaal Property, and through a wholly-owned subsidiary, Rule Nevada Inc., unpatented and patented claims in the Devils Gate-Chinatown Mining District of Nevada, known as the “Oest Claims”. At this time, the Company does not have any current plans to develop the Transvaal Property, Oest Claims or Guadalupe Concessions, and is maintaining the concessions and claims in good standing for future exploration or disposition.

     Reference is made to Schedule E – “Information Concerning Genco” for more information regarding Genco and its material assets and properties.

     Genco is a reporting issuer or the equivalent in British Columbia, Alberta and Ontario and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. Such documents are available at www.sedar.com.

Genco Documents Incorporated by Reference and Further Information

     The following documents of Genco are specifically incorporated by reference into, and form an integral part of, this Circular:

  annual information form of Genco dated March 31, 2010 for the fiscal year ended December 31, 2009;

  the consolidated balance sheets of Genco as at December 31, 2009 and 2008 and the consolidated statements of loss, comprehensive loss, and deficit and cash flows for the years then ended, together with the notes thereto and the auditors’ report thereon;

  management’s discussion and analysis for Genco for the years ended December 31, 2009 and 2008;

  unaudited interim consolidated financial statements for Genco as at June 30, 2010 and 2009 and for the three and six month periods ended June 30, 2010 and June 30, 2009;

  management’s discussion and analysis of Genco as at June 30, 2010 and 2009 and for the three and six month periods ended June 30, 2010 and June 30, 2009;

  management information circular of Genco dated May 21, 2010 distributed in connection with the annual general meeting of shareholders held on June 29, 2010;

  the material change report of Genco dated January 11, 2010 with respect to the resignation of Mr. Andrew Tunningley from his position as VP, Exploration;

  the material change report of Genco dated February 5, 2010 with respect to Genco proposing to carry out a private placement of up to 12,500,000 units at a price of $0.36 per unit for gross proceeds of up to $4,500,000;

  the material change report of Genco dated February 9, 2010 with respect to Genco announcing that Leslie D. Goodman will replace Robert C. Gardner as Acting Chief Executive Officer;

  the material change report of Genco dated February 23, 2010 with respect to Genco announcing that it has adopted a Shareholder Rights Plan; and

  the material change report of Genco dated September 30, 2010 with respect to the Arrangement.

     All documents of the type referred to above (excluding confidential material change reports) and any business acquisition reports subsequently filed by Genco with any securities commission or similar regulatory authority in Canada on or after the date of this Circular and prior to the completion of the Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement shall be deemed to be incorporated by reference into this Circular.

     Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying statement or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Circular.

     Information has been incorporated by reference in this Circular from documents filed with the securities regulatory authority in each of the provinces of Canada. Copies of documents incorporated by reference or forming part of the permanent information record may be obtained by accessing the website of the Canadian securities regulatory authorities located at www.sedar.com.

     Information contained in or otherwise accessed through Genco’s website, www.gencoresources.com, or any other website does not form part of this Circular.

INFORMATION CONCERNING SILVERMEX

     The information concerning Silvermex contained in this Circular, including information incorporated herein by reference, has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Genco does not have any knowledge that would indicate that any statements contained herein relating to Silvermex taken from or based upon such documents and records are inaccurate or incomplete, neither Genco nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Silvermex taken from or based upon such documents and records, or for any failure by Silvermex to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Genco.

Overview

     Silvermex is principally engaged in acquiring, exploring and evaluating mineral resource properties in Mexico.

     Silvermex is a reporting issuer or the equivalent in British Columbia, Alberta and Ontario and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. Such documents are available at www.sedar.com.

     Reference is made to Schedule F – “Information Concerning Silvermex” for more information concerning Silvermex and its material assets and properties.

Silvermex Documents Incorporated by Reference and Further Information

     Information regarding Silvermex has been incorporated by reference in the Circular from documents filed by Silvermex with the securities regulatory authority in each of the provinces of Canada. Copies of documents incorporated by reference may also be obtained by accessing the websites located at www.sedar.com.

     The following documents of Silvermex have been filed with the securities regulatory authority in each of the provinces of Canada and are specifically incorporated by reference into, and form an integral part of, the Circular:

  consolidated annual financial statements of Silvermex as at and for the years ended April 31, 2010 and 2009, together with the notes thereto and the auditors’ report thereon;

  the management’s discussion and analysis for Silvermex for the years ended April 31, 2010 and 2009;

  unaudited interim consolidated financial statements for Silvermex as at July 31, 2010 and 2009 and for the three periods ended July 31, 2010 and July 31, 2009;

  the management’s discussion and analysis for Silvermex as at July 31, 2010 and 2009 and for the three periods ended July 31, 2010 and July 31, 2009;

  the management information circular of Silvermex dated September 22, 2009 distributed in connection with the annual and special meeting of Silvermex Shareholders held on October 26, 2009;

  sections 4.0 through 14.0, 17.0 and 19.0 of the San Marcial Technical Report;

  the material change report of Silvermex dated May 11, 2010 with respect to the latest results of its surface trenching program on its San Marcial Project;

  the material change report of Silvermex dated May 14, 2010 with respect to the planned commencement of a core drilling program at its San Marcial Project as well as the grant of stock options and bonuses;

  the material change report of Silvermex dated June 21, 2010 with respect to Silvermex providing a corporate update and progress report on its 2010 project exploration and development programs;

  the material change report of Silvermex dated August 13, 2010 with respect to Silvermex announcing an amendment to the option agreement with Silver Standard Resources Inc. for the purchase of the San Marcial Project;

  the material change report of Silvermex dated August 24, 2010 with respect to Silvermex announcing results of a drill program on its San Marcial Project; and

  the material change report of Silvermex dated September 20, 2010 with respect to the Arrangement, and the amended and restated material change report of Silvermex dated September 30, 2010 with respect to the Arrangement.

     All documents of the type referred to above (excluding confidential material change reports) and any business acquisition reports subsequently filed by Silvermex with any securities commission or similar regulatory authority in Canada on or after the date of this Circular and prior to the completion of the Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement shall be deemed to be incorporated by reference into this Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS OF GENCO

     None of the directors, executive officers or employees of Genco, persons who were directors, executive officers or employees of Genco at any time during Genco’s last completed financial year, proposed nominees for election as directors of Genco nor any of the associates of such persons are or have been indebted to Genco or any subsidiary at any time since the beginning of Genco’s last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Genco or any subsidiary.

LEGAL MATTERS

     Certain Canadian legal matters in connection with the proposed transactions will be passed upon by McCarthy Tétrault LLP on behalf of Genco. As at the date of this Circular, partners and associates of McCarthy Tétrault LLP own beneficially, directly or indirectly, less than 1% of the outstanding Genco Shares.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

     Except as otherwise disclosed in the Circular, since January 1, 2010, no director, executive officer or 10% shareholder of Genco, or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect Genco or any of its subsidiaries.

INTERESTS OF EXPERTS

     The following persons and companies have prepared certain sections of this Circular or Schedules attached hereto as described below, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Circular:

Name of Expert(1)	Description of Involvement
Meyers Norris Penny LLP

Provided the audit report dated March 24, 2010 on the consolidated balance sheet of Genco as at December 31, 2009 and 2008 and the consolidated statements of loss, comprehensive loss, and deficit and cash flows for the years then ended

Deloitte & Touche LLP

Provided the audit report August 3, 2010 on the consolidated balance sheets of Silvermex as at April 30, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years then ended

Deloitte & Touche LLP has advised Silvermex that it is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia

Haywood Securities Inc.	Provided the Haywood Fairness Opinion dated September 20, 2010

John C. Thornton, SAIMM of Thor Resources LLC	Prepared the NI 43-101 compliant technical report named “La Guitarra Mine Technical Report” dated January 29, 2010, in respect of Genco’s La Guitarra Mine

Glenn R. Clark,
P.Eng of Glenn R. Clark & Associates Ltd.

Daniel W. Kappes, P. Eng of Kappes, Cassiday and Associates

William J. Lewis, B.Sc., P.Geo of Micon International Limited

Prepared the NI 43-101 compliant technical report named “Updated NI 43-101 Technical Report for the San Marcial Property, La Rastra Mining District, Sinaloa, Mexico, dated November 5, 2008, in respect of Silvermex’s San Marcial Property.

(1)

To the knowledge of Genco, none of the experts (excluding Deloitte & Touche LLP) so named (or any of the designated professionals thereof) held securities representing more than 1% of all issued and outstanding Genco Shares or Silvermex Shares as at the date of the statement, report or valuation in question. Deloitte & Touche LLP have represented that they are independent of Silvermex in accordance with the rules of the Institute of Chartered Accountants of British Columbia.

DIRECTORS’ APPROVAL

The contents of this Circular and its sending to Genco Shareholders have been approved by the Board.

DATED this 8th day of October, 2010.

“James R. Anderson”	“Wayne R. Moorhouse”
James R. Anderson	Wayne R. Moorhouse
Acting Chief Executive Officer & Director	Chief Financial Office & Corporate Secretary

CONSENT OF HAYWOOD SECURITIES INC.

     We hereby consent to the references to the opinion dated September 20, 2010 of our firm in the management information circular of Genco Resources Ltd. dated October 8, 2010 (the “Circular”) and under the captions “Management Information Circular— Q&A on the Business Combination, Voting Rights and Solicitation of Proxies—Has Genco Received a Fairness Opinion in Connection with the Arrangement?”, “Approval of the Share Issuance Resolution—The Arrangement—Background to the Arrangement”, “Approval of the Share Issuance Resolution—The Arrangement—Reasons for the Arrangement”, “Approval of the Share Issuance Resolution—The Arrangement—Haywood Fairness Opinion” and “Approval of the Share Issuance Resolution—The Arrangement—Representations, Warranties and Covenants of Genco”, and to the inclusion of the foregoing opinion in the Circular.

(signed) HAYWOOD SECURITIES INC.

Vancouver, British Columbia
October 8, 2010

AUDITORS’ CONSENTS

Consent of Meyers Norris Penny LLP

To the Board of Directors of Genco Resources Ltd.

     We have read the information circular dated October 8, 2010 of Genco Resources Ltd. (the “Company”) prepared in connection with the special meeting of the shareholders of the Company to approve certain matters relating to the proposed arrangement involving the Company, Silvermex Resources Ltd. (“Silvermex”) and Silvermex shareholders. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

     We consent to the incorporation by reference in the above-referenced information circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2009 and 2008 and the consolidated statements of loss, comprehensive loss, and deficit and cash flows for the years then ended. Our report is dated March 24, 2010.

Vancouver, British Columbia	(signed) MEYERS NORRIS PENNY LLP
October 8, 2010	Chartered Accountants

Consent of Deloitte & Touche LLP

     We have read the management information circular of Genco Resources Ltd. (the “Company”) dated October 8, 2010 relating to the arrangement between the Company and Silvermex Resources Ltd. (“Silvermex”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

     We consent to the incorporation by reference in the above-referenced management information circular of our report to the shareholders of Silvermex on the consolidated balance sheets of Silvermex as at April 30, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years then ended. Our report is dated August 30, 2010.

Vancouver, British Columbia	(signed) DELOITTE & TOUCHE LLP
October 12, 2010	Chartered Accountants

SCHEDULE A
SHARE ISSUANCE RESOLUTION

“BE IT RESOLVED that:

(a) the issuance of such number of common shares (“Genco Shares”) of Genco Resources Ltd. (the “Company”) as may be required to be issued pursuant to the terms of the arrangement agreement dated September 20, 2010 entered into between the Company and Silvermex Resources Ltd. (“Silvermex”) and the related plan of arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “Arrangement”), including such number of Genco Shares as may be required to be issued (i) in exchange for the outstanding Silvermex common shares pursuant to the terms of the Arrangement, (ii) upon the exercise of outstanding options and warrants to purchase common shares of Silvermex and (iii) in satisfaction of future obligations of Silvermex to deliver Silvermex common shares to third parties under mining property acquisition agreements with such third parties between the Company and Silvermex, is hereby authorized and approved;

(b) any director or officer of the Company is hereby authorized and directed to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such documents, agreements or instruments and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing, such determination to be conclusively evidenced by the execution and delivery of any such documents, agreements or instruments or the doing of any such act or thing; and

(c) the Board of Directors of the Company is hereby authorized at any time in its absolute discretion, to determine whether or not to proceed with the foregoing without further approval, ratification or confirmation by the shareholders of the Company.”

A-1

SCHEDULE B
SHARE SPLIT RESOLUTION

“BE IT RESOLVED that:

(a) the authorized share structure of Genco Resources Ltd. (the “Company”) be altered by subdividing all of the fully paid, issued and outstanding common shares without par value of the Company on the basis of 1.1 new common shares for each old common share (the “Subdivision”); provided that if as a result of the Subdivision, a holder of common shares would otherwise be entitled to a fraction of a common share, the number of common shares to be issued to such holder shall be rounded down to the nearest whole share;

(b) any one director or officer of the Company be and is hereby authorized to execute and deliver and file all such notices, documents and instruments, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing, such determination to be conclusively evidenced by the execution and delivery of any such documents, agreements or instruments or the doing of any such act or thing; and

(c) the Board of Directors of the Company is hereby authorized at any time in its absolute discretion, to determine whether or not to proceed with the foregoing without further approval, ratification or confirmation by the shareholders of the Company.”

B-1

SCHEDULE C
HAYWOOD FAIRNESS OPINION

C-1

September 20, 2010

Board of Directors
Genco Resources Ltd.
Suite 550 - 999 W. Hastings Street
Vancouver, BC Canada V6C 2W2

To the Board of Directors of Genco Resources Ltd.:

Haywood Securities Inc. (“Haywood Securities”) understands that Genco Resources Ltd. (“Genco” or the “Company”) proposes to enter into an arrangement agreement dated September 20, 2010 (the “Arrangement Agreement”) with Silvermex Resources Ltd. (“Silvermex”), which provides for certain transactions (collectively, the “Proposed Transaction”) whereby, among other things, pursuant to a court approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”), each outstanding Silvermex common share (a “Silvermex Share”) will be exchanged by the holder thereof for 0.90909 of a Genco common share (a “Genco Share”), if the Genco Share Split (as hereinafter defined) has not occurred, or one Genco Share if the Genco Share Split has occurred (the “Consideration”).

Genco has proposed a share split resolution (the “Genco Share Split”), which if approved, would result in the subdivision of all of the fully paid, issued, and outstanding common shares without par value of the Company on the basis of 1.1 new common shares for each old common share.

The above description is summary in nature. The specific terms and conditions of the Arrangement will be summarized in an information circular to be mailed by Genco to the shareholders of the Company (the “Shareholders”).

The Board of Directors of Genco (the “Board”) has retained Haywood Securities to prepare and deliver this opinion (the “Opinion”) to the Board as to the fairness of the Consideration to be offered pursuant to the Arrangement by Genco to the holders of the common shares of Silvermex (the “Silvermex Shareholders”), from a financial point of view to the Shareholders. Haywood Securities has not prepared a valuation of Genco, Silvermex or any of their respective securities or assets and the Opinion should not be construed as such. Furthermore, the Opinion is not, and should not be construed as, advice as to the price at which securities of either Genco or Silvermex (before or after completion of the Proposed Transaction) may trade at any future date.

Head Office – Vancouver		Calgary		Toronto
Commerce Place, 400 Burrard Street		808 First Street SW		Brookfield Place, 181 Bay Street
Suite 2000		Suite 301		Suite 2910, Box 808
Vancouver, BC V6C 3A6		Calgary, AB T2P 1M9		Toronto, ON M5J 2T3

Phone:	(604) 697-7100	Phone:	(403) 509-1900	Phone:	(416) 507-2300
Facsimile:	(604) 697-7499	Facsimile:	(403) 509-1999	Facsimile:	(416) 507-2350
Toll-Free:	(800) 663-9499	Toll-Free:	(877) 604-0044	Toll-Free:	(866) 615-2225

Haywood Securities Engagement and Background

Haywood Securities was formally engaged by the Company through an agreement between the Company and Haywood Securities (the “Engagement Agreement”) dated September 1, 2010. The Engagement Agreement provides the terms upon which Haywood Securities has agreed to act as a financial advisor to the Company in connection with a potential business combination or an investment by a strategic investor. Pursuant to the Engagement Agreement, the Board has requested that Haywood Securities prepare and deliver the Opinion. The terms of the Engagement Agreement provide that Haywood Securities is to be paid (a) C$25,000 upon the signing of the Engagement Agreement, (b) a fee (the “Agreement Fee”) upon the signing of a definitive agreement or similar agreement in respect of the Proposed Transaction equal to 25% of the Success Fee (as hereinafter defined), such Agreement Fee to be credited against any Success Fee, and (c) a fee equal to the greater of 1.10% of the value of the aggregate consideration paid in the Proposed Transaction or C$500,000 (the “Success Fee”), payable upon completion of the Proposed Transaction, for its services as financial advisor, or in certain circumstances upon the failure to complete an announced transaction. None of the fees to be paid by the Company to Haywood Securities are conditional upon the Opinion being favourable to the Company. In addition, Haywood Securities is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Subject to the terms of the Engagement Agreement, Haywood Securities consents to the inclusion of this Opinion in its entirety, together with a summary thereof in a form acceptable to Haywood Securities, acting reasonably, in documents to be sent to the Shareholders in connection with the Arrangement or to be filed with the securities commissions or similar regulatory authorities in each relevant province of Canada.

Credentials and Independence of Haywood Securities

Haywood Securities is one of Canada’s leading independent investment banking firms with business services in corporate finance, equity sales and trading, and investment research. Haywood is owned by its employees and its head office is located in Vancouver, Canada with additional Canadian offices in Toronto and Calgary, as well as a London office in the United Kingdom. Haywood provides services to companies primarily in the mining and exploration industry. Haywood has participated in a significant number of transactions involving mining and exploration companies and its investment banking professionals have extensive experience in preparing valuations.

The Opinion expressed herein represents the opinion of Haywood Securities and the form and content of this Opinion have been reviewed and approved by a group of professionals of Haywood Securities, each of whom are experienced in providing valuations and fairness opinions for mergers and acquisitions as well as providing capital markets advice.

None of Haywood Securities, its associates or affiliates, is an insider, associate or affiliate or holds any securities of Genco, Silvermex, or any of their respective associates or affiliates (as those terms are defined in the Securities Act (Ontario)) (collectively the “Interested Parties”). Haywood Securities is not an advisor to any person or company other than to the Board with respect to the Proposed Transaction. Haywood Securities has not previously provided any financial advisory services to Silvermex or any of its respective associates or affiliates for which it has received compensation in the past twenty-four months. Haywood Securities has not acted as an agent for Genco or Silvermex in any marketed offering of securities in the past twenty-four months.

No understandings or agreements exist between Haywood Securities and Genco or any Interested Party with respect to future financial advisory or investment banking business.

Haywood Securities may in the future, however, in the ordinary course of its business, provide financial advisory or investment banking services to Genco, Silvermex or other Interested Parties from time to time. In addition, in the ordinary course of its business, Haywood Securities may actively trade common shares and other securities of Genco and Silvermex for its own account and for its client accounts and, accordingly, may at any time hold a long or short position in such securities. As an investment dealer, Haywood Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Proposed Transaction, Genco, Silvermex, or other Interested Parties, when disclosed.

Scope of the Review

In connection with rendering this Opinion, Haywood Securities has reviewed and relied upon and in some cases carried out, among other things, the following:

(a)	a draft of the Arrangement Agreement;

(b)	the audited consolidated financial statements and management’s discussion and analysis for Genco for the fiscal years ended December 31, 2009 and 2008;

(c)	the Annual Information Form for Genco for the one year period ending December 31, 2009;

(d)

the unaudited quarterly consolidated interim financial statements and management’s discussion and analysis for Genco for the periods ended June 30, 2010, March 31, 2010, and September 30, 2009, and the comparative periods ended June 30, 2009, March 31, 2009, and September 30, 2008, respectively;

(e)	the audited consolidated financial statements and management’s discussion and analysis for Silvermex for the fiscal years ended April 30, 2009 and 2008;

(f)	the Annual Information Form for Silvermex for the one year period ending April 30, 2009;

(g)

the unaudited quarterly consolidated interim financial statements and management’s discussion and analysis for Silvermex for the periods ended July 31, 2010, January 31, 2010, and October 31, 2009, and the comparative periods ended July 31, 2009, January 31, 2009, and October 31, 2008, respectively;

(h)	a site visit of Genco’s material Mexican properties by a representative of Haywood Securities within the past twelve months;

(i)	a due diligence study of Silvermex’s material properties, completed in August 2010, by V.N. Bryant & Associates;

(j)

certain internal information prepared and provided to Haywood Securities by the management of Genco and Silvermex, concerning the business, operations, assets, liabilities of Genco and Silvermex respectively;

(k)	discussions with the management of Genco concerning the current business plan of Genco, its financial condition, and its future business prospects;

(l)	the La Guitarra Mine Technical Report, prepared for Genco by Glenn R. Clark & Associates Ltd. and Thor Resources LLC dated January 29, 2010;

(m)	the Updated NI 43-101 Technical Report for the San Marcial Property, prepared for Silvermex by MICON International Ltd. dated November 5, 2008;

(n)

the Technical Report and Preliminary Mineral Resource Estimate for the La Frazada Silver Property, prepared for Silvermex by MICON International Ltd. dated November 24, 2008 and amended January 19, 2009;

(o)	the Updated NI 43-101 Technical Report and Resource Estimate for the Penasco Quemado Silver Property, prepared for Silvermex by MICON International Ltd. dated March 9, 2006;

(p)

public information relating to the business, financial condition and trading history of Genco and Silvermex and other selected public companies we considered relevant for the preceding two year period;

(q)	public information relating to the mineral properties of Genco and Silvermex and other selected public companies we considered relevant for the preceding four year period;

(r)	press releases issued by Genco and Silvermex during the two year period ended September 17, 2010;

(s)	information with respect to selected precedent transactions we considered relevant;

(t)	written and oral representations obtained from senior representatives of Genco as to matters of fact considered by Haywood Securities to be relevant; and

(u)	such other corporate, industry and financial market information, investigations and analyses as Haywood Securities considered necessary or appropriate in the circumstances.

Haywood Securities has not, to the best of its knowledge, been denied access by Genco or Silvermex to any information requested. Haywood Securities did not meet with the auditors of Genco or Silvermex and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of Genco and Silvermex and the reports of the auditors thereon.

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”) but the IIROC has not been involved in the preparation or review of this Opinion.

Assumptions and Limitations

With the approval of the Board, and as provided in the Engagement Agreement, Haywood Securities has relied, without independent verification, upon all financial and other information that was obtained by us from public sources or that was provided to us by Genco and its respective affiliates, associates, advisors or otherwise. We have assumed that this information was complete and accurate as of the date thereof and did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. This Opinion is conditional upon such completeness and accuracy. In accordance with the terms of our engagement, but subject to the exercise of our professional judgment, we have not conducted any independent investigation to verify the completeness or accuracy of such information. With respect to the financial forecasts and budgets provided to us and used in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Genco as to the matters covered thereby. Senior representatives of Genco have represented to us, in a letter dated September 20, 2010, among other things, that the information, opinions and other materials (the “Information”) provided to us by or on behalf of Genco are complete and correct as of the date of the Information and that, since the date of the Information, except as publicly disclosed, there has been no material change, financial or otherwise, in the financial position of Genco, or in its assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect except to the extent disclosed in subsequent Information.

This Opinion is based on the securities markets, economic, general business and financial conditions prevailing as of the date of this Opinion and the conditions and prospects, financial and otherwise, of Genco and Silvermex as they were reflected in the Information reviewed by us. In its analysis and in preparing this Opinion, Haywood Securities has made a number of assumptions with respect to industry performance, general business and economic conditions, and other matters, any of which are beyond control of Haywood Securities, Genco, Silvermex and any other party involved in connection with the Proposed Transaction.

In preparing the Opinion, Haywood Securities has assumed that (i) the final form of the Arrangement Agreement does not differ in any material respect from the draft that Haywood Securities has examined; (ii) the Company and Silvermex will comply with all the material terms of the Arrangement Agreement, and (iii) the Proposed Transaction will be consummated in accordance with the terms of the Arrangement Agreement without any adverse waiver or amendment of any material term or condition thereof. Finally, Haywood Securities has assumed that all material governmental, regulatory or other required consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any meaningful adverse effect on Genco or Silvermex or the contemplated benefits of the Proposed Transaction.

This Opinion has been provided for the use of the Board, and if required, for inclusion in other related documents (or a summary thereof in a form acceptable to Haywood Securities) and may not be used by any other person or relied upon by any other person without the express consent of Haywood Securities, except as explicitly provided by law. This Opinion is effective as of the date hereof and Haywood Securities disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to Haywood Securities’ attention after the date hereof. This Opinion is limited to Haywood Securities’ understanding of the Proposed Transaction as of the date hereof and Haywood Securities assumes no obligation to update this Opinion to take into account any changes regarding the Proposed Transaction after the date hereof.

Opinions of Financial Advisors

In preparing this Opinion, Haywood Securities performed a variety of financial and comparative analyses, including those described below. The summary of Haywood Securities' analyses described below is not a complete description of the analyses underlying this Opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at the Opinion, Haywood Securities made qualitative judgements as to the significance and relevance of each analysis and factor that it considered. Accordingly, Haywood Securities believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors or the narrative description of the analyses could create a misleading or incomplete view of the processes underlying its analyses and this Opinion. This Opinion is not to be construed as a recommendation to any holder of Genco Shares as to whether to vote in favour of the Arrangement.

In its analyses, Haywood Securities considered industry performance, general business, economic, market, political and financial conditions and other matters, many of which are beyond the control of Genco and Silvermex. No company, transaction or business used in Haywood Securities’ analyses as a comparison is identical to Genco or Silvermex or the Proposed Transaction, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgements concerning financial and operating characteristics and other factors that could affect the business combination, public trading or other values of the companies, business segments or transactions being analysed. The estimates contained in Haywood Securities’ analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favourable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Haywood Securities’ analyses and estimates could be subject to substantial uncertainty.

Fairness Methodology

In connection with this Opinion, Haywood Securities has performed a variety of financial and comparative analyses, including those described below. In arriving at this Opinion, we have weighted each of these analyses based on our experience and judgment.

In assessing the fairness, from a financial point of view to the Shareholders, of the Consideration to be offered pursuant to the Arrangement by Genco to the Silvermex Shareholders, Haywood Securities considered, among other factors, the following items and methodologies relative to Genco and Silvermex and their peer group:

a)	Discounted cash flow analysis;
b)	Comparable multiple analysis;
c)	Precedent transaction analysis; and
d)	Historical share price trading analysis.

Discounted Cash Flow Analysis

The discounted cash flow (“DCF”) approach considers the present value of the future cash flows generated, incorporating the timing and relative certainty of projected cash flows. The DCF analysis requires that certain assumptions be made regarding, among other things, commodity prices, exchange rates, capital costs, operational costs and discount rates. In addition to considering the present value of the future cash flows generated, Haywood Securities assigns a value to exploration permits which have not necessarily demonstrated economically viable mineral deposits, but do in the opinion of Haywood Securities possess the potential for economically viable mineral deposits. To arrive at the net asset value (“NAV”) for Genco, liabilities were subtracted from the total value of the assets for the Company.

An appropriate discount rate was selected based on Haywood Securities’ experience valuing mining companies. The discount rate reflects the risk associated with the projected free cash flows and incorporates factors including, but not limited to, the risk-free rate, risks associated with mining, estimated cost of capital for Genco, as well as any non-sector risks such as country risk.

To complete the DCF analysis, Haywood Securities did not rely on any single series of projected cash flows but performed a variety of sensitivity analyses. Variables used by Haywood Securities in the sensitivity analyses included, but were not limited to, commodity prices, exchange rates, production rates, discount rates, capital expenditures, and operating costs.

Comparable Multiple Analysis

Haywood Securities reviewed selected comparable public company trading ranges in terms of adjusted market capitalization (“AMC”) to ounces of silver equivalent resource. Metals are converted into silver equivalent based on Haywood Securities’ long-term metal price forecasts. Haywood Securities then evaluated Genco and Silvermex by applying the mean and median AMC to silver equivalent resource multiple to Genco and Silvermex’s current resource base to determine the value implied for Genco and Silvermex versus their peer group.

Precedent Transaction Analysis

Haywood Securities reviewed publicly available information on selected merger and acquisition transactions in the mining sector, and compared these to the Proposed Transaction. The analysis of these precedent transactions is not purely mathematical, but involves considerations and judgments concerning, among other things, differences in the comparable transactions, company-specific risk factors, share performance preceding each transaction announcement, and prevailing economic and market conditions, including metal prices.

Historical Share Price Trading Analysis

Haywood Securities reviewed the historical trading price of Genco and Silvermex common shares. Haywood Securities specifically reviewed the 5-day, 10-day, 15-day, 20-day, 30-day, 60-day, and 90-day volume weighted average closing share price prior to the date hereof.

Conclusion

Based upon and subject to the foregoing, Haywood Securities is of the opinion that, as of the date hereof, the Consideration to be offered pursuant to the Arrangement by Genco to the Silvermex Shareholders is fair, from a financial point of view, to the Shareholders.

Yours very truly,

HAYWOOD SECURITIES INC.

SCHEDULE D
GENCO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

D-1

GENCO RESOURCES LTD.
Pro Forma Consolidated Financial Statements
June 30, 2010

(Expressed in Canadian dollars - Unaudited)

GENCO RESOURCES LTD.
PRO FORMA CONSOLIDATED BALANCE SHEET
As at June 30, 2010
(Expressed in Canadian dollars - unaudited)

	Genco	Silvermex
	Resources Ltd.	Resources Ltd.
	June 30,	July 31,	Pro Forma		Pro Forma
	2010	2010	Adjustments	Note	Consolidated
ASSETS
Current
Cash	$1,628,410	$4,819,352	$-		$6,447,762
Accounts receivable	282,037	230,735	-		512,772
Current portion of note receivable	1,539,720	-	-		1,539,720
Inventory	371,413	-	-		371,413
Prepaid expenses and deposits	139,016	42,101	-		181,117
	3,960,596	5,092,188	-		9,052,784
Prepaid expenses	-	16,526	-		16,526
Note receivable	1,026,481	-	-		1,026,481
Mineral property interests	48,493	5,033,848	42,139,998	3 (a)	47,222,339
Property, plant, and equipment	32,820,813	1,275,666	-		34,096,479
	$37,856,383	$11,418,228	$42,139,998		$91,414,609

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$1,773,828	$191,432	$-		$1,965,260
Due to related parties	-	41,616	-		41,616
Current portion of deferred gain on sale of marketable securities	851,101	-	-		851,101
Current portion of long term debt	509,666	-	-		509,666
	3,134,595	233,048	-		3,367,643
Long term debt	509,666	-	-		509,666
Asset retirement obligation	112,014	189,055	-		301,069
Future income tax	5,951,985	-	11,823,453	3 (a)	17,775,438
Deferred gain on sale of marketable securities	567,400	-	-		567,400
Deferred acquisition costs	-	1,432,397	-		1,432,397
	10,275,660	1,854,500	11,823,453		23,953,613
Shareholders' equity
Share capital	55,991,202	20,582,165	(20,582,165)	3 (a)	91,437,364
			35,446,162	3 (a)
Contributed surplus	12,807,410	3,998,334	(3,998,334)	3 (a)	17,241,521
			4,434,111	3 (a)
Deficit	(41,217,889)	(15,016,771)	15,016,771	3 (a)	(41,217,889)
	27,580,723	9,563,728	30,316,545		67,460,996
	$37,856,383	$11,418,228	$42,139,998		$91,414,609

The accompanying notes are an integral part of these pro forma financial statements

GENCO RESOURCES LTD.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009
(Expressed in Canadian dollars - unaudited)

		Silvermex
	Genco	Resources Ltd.
	Resources Ltd.	Twelve
	Year Ended	Months Ended
	December 31,	January 31,	Pro Forma		Pro Forma
	2009	2010	Adjustments	Notes	Consolidated

Sales	$381,648	$-	$-		$381,648
Cost of sales	42,643	-	-		42,643
Gross profit	339,005	-	-		339,005

Operating expenses
Administration	2,064,090	1,678,561			3,742,651
Mine overhead costs	2,461,089	-	-		2,461,089
Expense recoveries	(629,619)	-	-		(629,619)
Stock based compensation	196,703	684,184	-		880,887
	4,092,263	2,362,745	-		6,455,008

Operating loss	(3,753,258)	(2,362,745)	-		(6,116,003)

Other income (expense)
Accretion on long term debt	(97,160)	-	-		(97,160)
Fair value loss on bonuses	(79,162)	-	-		(79,162)
Gain on marketable securities	1,619,520	-	-		1,619,520
Loss on settlement of litigation	(360,000)	-	-		(360,000)
Write-down of tax receivable	(2,662,525)	-	-		(2,662,525)
Impairment of mineral, property, plant and equipment	(5,391,848)	(1,984,920)	-		(7,376,768)
Interest and other income	201,370	415	-		201,785
	(6,769,805)	(1,984,505)	-		(8,754,310)

Loss before tax	(10,523,063)	(4,347,250)	-		(14,870,313)

Future income tax expense	4,786,126	-	-		4,786,126

Net loss and comprehensive net loss	$(15,309,189)	$(4,347,250)	$-		$(19,656,439)

Loss per share, basic and diluted					$(0.13)

Weighted average number of shares outstanding				4	153,096,552

The accompanying notes are an integral part of these pro forma financial statements

GENCO RESOURCES LTD.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2010
(Expressed in Canadian dollars - unaudited)

	Genco	Silvermex
	Resources Ltd.	Resources Ltd.
	Six Months Ended	Six Months Ended
	June 30,	July 31,	Pro forma		Pro forma
	2010	2010	Adjustments	Notes	Consolidated

Sales	$247,833	$-	$-		$247,833
Cost of sales	837,029	-	-		837,029
Gross loss	(589,196)	-	-		(589,196)

Operating expenses
Administration	1,405,589	901,812	-		2,307,401
Mine overhead costs	905,503	-	-		905,503
Stock based compensation	230,715	916,571	-		1,147,286
	2,541,807	1,818,383	-		4,360,190

Operating loss	(3,131,003)	(1,818,383)	-		(4,949,386)

Other income (expense)
Accretion on long term debt	(37,324)	-	-		(37,324)
Write off of resource property	-	(3,705,604)			(3,705,604)
Interest and other income	130,171	9,845	-		140,016
	92,847	(3,695,759)	-		(3,602,912)

Loss before income tax	(3,038,156)	(5,514,142)	-		(8,552,298)

Future income tax expense	8,676	-	-		8,676

Net loss and comprehensive net loss	$(3,046,832)	$(5,514,142)	$-		$(8,560,974)

Loss per share, basic and diluted					$(0.05)

Weighted average number of shares outstanding				4	183,681,993

The accompanying notes are an integral part of these pro forma financial statements

GENCO RESOURCES LTD.
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars - unaudited)

1.	BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements (the "Statements") give effect to the acquisition (the "Acquisition") by Genco Resources Ltd. ("Genco") of all the issued and outstanding shares of Silvermex Resources Ltd. ("Silvermex") as described in note 2 below.

The accompanying Statements give effect to the Acquisition as if it occurred as at:

	-	January 1, 2009 for the purposes of the unaudited pro forma consolidated statements of operations for the year ended December 31, 2009;
	-	January 1, 2010 for the purposes of the unaudited pro forma consolidated statements of operations for the six months ended June 30, 2010;
	-	June 30, 2010 for the purposes of the unaudited pro forma consolidated balance sheet.

These Statements have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies disclosed in Genco's audited consolidated financial statements for the year ended December 31, 2009 and accounting polices which are described in these pro forma financial statements.

The unaudited pro forma consolidated balance sheet as at June 30, 2010 and the unaudited pro forma statements consolidated of operations for the six months ended June 30, 2010 have been prepared from:

	-	Genco's interim unaudited consolidated financial statements for the six month period ended June 30, 2010;
	-	Silvermex's audited consolidated financial statements for the year ended April 30, 2010;
	-	Silvermex's interim unaudited consolidated financial statements for the nine month period ended January 31, 2010;
	-	Silvermex's interim unaudited consolidated financial statements for the three month period ended July 31, 2010.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2009 has been prepared from:

	-	Genco's audited consolidated financial statements for the year ended December 31, 2009;
	-	Silvermex's audited consolidated financial statements for the year ended April 30, 2010;
	-	Silvermex's interim unaudited consolidated financial statements for the three month period ended January 31, 2010 and 2009.

As Silvermex's financial year end is more than 93 days different than Genco's year end, the pro forma statements of operations for the year ended December 31, 2009 and the six months ended June 30, 2010 contain constructed periods for Silvermex. The twelve month period ended January 31, 2010 was obtained by deducting the three month period ended April 30, 2010 from the year ended April 30, 2010 and adding the three month period ended April 30, 2009. The six month period ended July 31, 2010 was obtained by adding the three month period ended April 30, 2010 to the three month period ended July 31, 2010.

1.	BASIS OF PRESENTATION (Continued)

These Statements do not reflect possible synergies or changes to historical transactions that may have resulted had the acquisition actually occurred on the dates indicated. Furthermore, the Statements are not necessarily indicative of the results of operations or the financial position that would have resulted had the Acquisition actually occurred on the dates indicated or the results that may be obtained in the future. The Statements should be read in conjunction with the historical consolidated financial statements of Genco and Silvermex.

2.	ACQUISITION OF SILVERMEX RESOURCES LTD.

On September 20, 2010, Genco entered into an arrangement agreement (Agreement) to acquire 100% of the issued and outstanding shares of Silvermex for consideration of one Genco common share for each Silvermex common share. Prior to the completion of the transaction, Genco will subdivide its common shares on a 1.1 for one basis. Under the Agreement, each Silvermex option, which will be governed by the terms of the Genco share option plan, will be deemed exercisable for Genco common shares. Silvermex warrants and agents' options will continue in effect on the same terms and conditions and will be exercisable for Genco common shares. In addition, Genco has agreed to issue Genco common shares in satisfaction of certain future obligations of Silvermex to deliver Silvermex common shares in payment of the purchase price obligations under certain mineral property acquisition agreements.

Pursuant to Section 1582 of the CICA Handbook, the acquisition of Silvermex was accounted for using the “acquisition method” compared to the “purchase method”. Under the acquisition method, the purchase price is allocated to assets acquired and liabilities assumed based on their estimated fair values, with any excess of the purchase price over the fair value of the identifiable net assets acquired recorded as goodwill. The significant changes that result from applying the acquisition method include: an expanded definition of a business, the measurement date for equity interests issued by the acquirer is the acquisition date, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition related costs as expenses.

The purchase price allocation is based on management's best estimate of the fair value of assets acquired and liabilities assumed. Management expects that the actual fair values for each identifiable asset will vary from the pro forma amounts and that the difference could be significant. The fair value of Silvermex was calculated using the outstanding common shares of Silvermex and the closing share price of Genco on September 20, 2010. The purchase price will change based on movements in Genco's share price until the closing date.

The following represents the preliminary purchase price consideration:

Silvermex common shares	88,615,406
Common share exchange ratio	1
Equivalent new shares issued	88,615,406
Genco common share price on September 20, 2010 after adjustment for the 1:1.1 share split	$0.40
Estimated fair value of common share	35,446,162
Estimated fair value of warrants issued (Note 3b)	2,089,709
Estimated fair value of options issued (Note 3c)	2,172,438
Estimated fair value of agents' options issued (Note 3d)	171,965
Total preliminary purchase price	$39,880,273

2.	ACQUISITION OF SILVERMEX RESOURCES LTD. (Continued)

Allocation of the preliminary purchase price:

Assets acquired:
Cash	$4,819,352
Other current assets	272,836
Prepaid expenses, long term	16,526
Equipment	1,275,666
Resource properties	$47,173,846
Liabilities assumed
Current liabilities	(233,048)
Asset retirement obligation	(189,055)
Deferred acquisition costs	(1,432,397)
Future income tax	(11,823,453)
Net assets purchased	$39,880,273

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

(a)

To record the issuance of: (a) 88,615,406 common shares of Genco in exchange for all of the issued and outstanding common shares of Silvermex; (b) 15,795,655 Silvermex warrants which will be exercisable for Genco common shares; (c) 1,003,224 Silvermex agents' options each which will be exercisable for one Genco common share and one Genco warrant; and (d) 7,700,000 Silvermex options which will be deemed exercisable for Genco common shares under the Genco share option plan, at fair value of $39,880,273, to eliminate share capital, contributed surplus and deficit of Silvermex prior to the acquisition and the net assets of Silvermex.

(b)

Each warrant to purchase a common share of Silvermex outstanding immediately prior to completion of the Acquisition will be exercisable for Genco common shares. All terms and conditions of the warrants will remain unchanged. At the date of the Agreement 15,795,655 Silvermex warrants were outstanding. Genco will assume the warrants as follows:

Silvermex share purchase warrants	15,795,655
Exchange ratio	1
Genco share purchase warrants to be assumed	15,795,655

The warrants have an exercise price of $0.65 and expiry date of February 12, 2012. The fair value of these warrants were estimated to be $2,089,709 using the Black-Scholes option valuation model with the following assumptions:

Risk-free interest rate	1.58%
Expected life of options	1.41 years
Volatility	102%
Dividend rate	0.00%

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

(c)

Each option to purchase a common share of Silvermex outstanding immediately prior to completion of the Acquisition will be deemed exercisable for Genco common shares and will be governed by the terms of the Genco share option plan. All terms and conditions of the options will remain the same. At the date of the Agreement, 7,700,000 Silvermex options were outstanding. Genco will assume the options as follows:

Silvermex options	7,700,000
Exchange ratio	1
Genco options to be assumed	7,700,000

The stock options have an average exercise price of $0.34 and an expiry date of February 12, 2012. The fair value of the stock options were estimated to be $2,172,438 using the Black-Scholes option valuation model with the assumptions:

Risk-free interest rate	1.58%
Expected life of options	2.5 years
Volatility	124%
Dividend rate	0.00%

(d)

Each agents' option to purchase a common share and a warrant of Silvermex outstanding immediately prior to completion of the Acquisition will be exercisable for Genco common shares and Genco warrants. All terms and conditions of the agents' options will remain unchanged. At the date of the Agreement, 1,003,224 Silvermex agents' options were outstanding. Genco will assume the agents' options as follows:

Silvermex agents' options	1,003,224
Exchange ratio	1
Genco agents' options to be assumed	1,003,224

The agent's options have an exercise price of $0.45 and an expiry date of February 12, 2012 and the underlying warrants having an exercise price of $0.65 and an expiry date of February 12, 2012. The fair value of these agents' options were estimated to be $171,965 using the Black-Scholes option valuation model with the following assumptions:

Risk-free interest rate	1.58%
Expected life of options	1.41 years
Volatility	102%
Dividend rate	0.00%

(e)

Genco has not provided for any income tax benefit related to the operating losses of Silvermex due to insufficient evidence to indicate on a more likely than not basis such benefits could be realized. The future tax liability on the difference between the fair market value and the tax basis of the mineral property interests acquired have been reflected in the pro forma statements.

(f)	Transaction costs relating to the acquisition have not been reflected in the pro forma financial statements and would be expensed in the period incurred.

4.	PRO FORMA EARNINGS PER SHARE

	Year Ended	Six Months Ended
	December 31,	June 30,
	2009	2010
Beginning of period
Weighted average number of shares outstanding	58,619,224	86,424,170
Subdivide on 1.1 to 1 basis	5,861,922	8,642,417
Shares issued on acquisition of Silvermex	88,615,406	88,615,406
Weighted average number of shares outstanding	153,096,552	183,681,993

SCHEDULE E
INFORMATION CONCERNING GENCO

Overview and Corporate Structure

     Genco is a publicly-traded mining company based in Vancouver, British Columbia that is focused on developing its core asset, the La Guitarra Mine, which is located in the Temascaltepec Mining District of Mexico. La Guitarra Mine currently consists of two underground operation centres – La Guitarra and San Rafael – and a flotation mill with a proven capacity of 320 tonnes per day. Genco believes significant potential exists to expand production in the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District.

     In addition to mineral concessions in the Temascaltepec Mining District, La Guitarra owns mineral concessions in the Durango State, Mexico, known as the “Guadalupe Concessions”. The Company also directly owns Crown-granted mineral claims located in the Highland Valley of British Columbia, known as the Transvaal Property, and through a wholly-owned subsidiary, Rule Nevada Inc., unpatented and patented claims in the Devils Gate-Chinatown Mining District of Nevada, known as the “Oest Claims”. At this time, the Company does not have any current plans to develop the Transvaal Property, Oest Claims or Guadalupe Concessions, and is maintaining the concessions and claims in good standing for future exploration or disposition.

     The Company was incorporated under the laws of British Columbia on February 29, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980; to Globe Resources Inc. on March 9, 1990; and lastly to Genco Resources Ltd. on March 30, 1998.

     The Genco Shares were traded on the TSX Venture Exchange from February 29, 1980 to January 20, 2008 under the symbol TSX-V: GGC and began trading on the TSX on January 21, 2008 under the symbol TSX: GGC. Genco is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario.

     The diagram below sets forth Genco’s inter-corporate relationships with its active subsidiaries, including the jurisdiction of incorporation and the Company’s respective percentage of ownership:

*

In accordance with the requirements of Mexican law, a single outstanding share of La Guitarra Compañia Minera, S.A. de C.V. is held for the benefit of Genco by Wayne Moorhouse, CFO and Corporate Secretary of Genco.

**

In accordance with the requirements of Mexican law, a single outstanding share of Servicios para la Industria Minera, S.A. de C.V. (“SIMSA”) is held for the benefit of Genco by Wayne Moorhouse, CFO and Corporate Secretary of Genco.

Three-Year History

     For information regarding how Genco’s business has developed over the past three completed financial years, please refer to Genco’s annual information form dated March 31, 2010 for the fiscal year ended December 31, 2009, which is incorporated by reference into the Circular.

Developments since the end of the financial year ended December 31, 2009 include the following:

  January 27, 2010: Genco reported that La Guitarra had filed four separate lawsuits in Mexico in an effort to recover approximately CAD $1.5 million in Value Added Tax (“VAT”) refunds being withheld by the Mexican tax authority, Servicio de Administracion Tributaria (“SAT”). These legal challenges are part of La Guitarra’s efforts to collect a total of approximately CAD $3 million in VAT refunds being withheld or rejected by SAT. September 7, 2010: Genco also announced that the Mexican tax authorities have issued a tax reassessment for La Guitarra for calendar year 2003. In the reassessment, SAT claims La Guitarra owes unpaid income taxes and value added taxes plus associated penalties and interest in the amount of approximately CDN $3.2 million. The 2003 reassessment appears to be based in part on the same arguments SAT has raised in the past to deny VAT claims. The courts have not supported SAT’s position on the VAT claims. La Guitarra intends to appeal the reassessment for tax year 2003.

  January 29, 2010: Genco announced an updated reserves and resources estimate for the La Guitarra Mine and Temascaltepec Mining District as of December 16, 2009.

  February 5, 2010: Genco announced that it had retained Haywood Securities Inc. as a strategic advisor to assist in evaluating all possible options to expand La Guitarra Mine and realize the full potential of the Temascaltepec Mining District.

  February 10, 2010: Leslie D. Goodman replaced Mr. Robert C. Gardner as Acting Chief Executive Officer.

  February 23, 2010: Genco adopted a Shareholder Rights Plan, the primary objective of which is to ensure that all Genco shareholders are treated equally and fairly in connection with any take-over bid for the Genco.

  March 11, 2010: Genco completed the fourth tranche of an oversubscribed private placement by issuing a total of 13,261,000 units at a price of $0.36 for gross proceeds of $4,773,960. Each unit consisted of one common share and one-half of a transferable warrant to purchase a further common share for $0.45 for a period of two years.

  April 28, 2010: Genco announces the recommencement of operations at the La Guitarra Mine following the settlement reached in December 2009 of a 12-month illegal blockade of site access, subject to confirmation of all required permits by Mexican authorities.

  May 25, 2010: Genco announces that Robert C. Gardner has tendered his resignation as a director of the Company effective immediately.

  May 31, 2010: Genco resumes production at the La Guitarra Mine following the granting of authority to purchase explosives for use at La Guitarra Mine, the final permit necessary in order to move back into full production.

  June 25, 2010: Mr. Leslie Goodman handed over the role of acting Chief Executive Officer to Mr. James R. Anderson effective immediately. Mr. Anderson is a Director and the largest single shareholder of Genco. Mr. Goodman will continue alongside Mr. Anderson as a member of the Company’s Executive Committee of the board of directors.

  July 21, 2010: Genco received a $1.3 million payment from Andover Ventures Inc. (TSX-V: AOX) and amended the existing agreement by which Genco has agreed to sell to Andover 13,034,769 shares of common stock of Chief Consolidated Mining Company. Under the terms of the original agreement dated March 24, 2009, Andover was required to pay Genco $5 million on or before September 30, 2010 plus quarterly interest calculated at the US Prime Rate plus 2% (subject to a minimum rate of 4% per year). Under the terms of the new agreement, Andover has paid Genco $1.3 million and agreed to pay Genco a further $700,000 plus quarterly interest on or before October 31, 2010 and $2 million plus quarterly interest on or before September 24, 2011. Andover has pledged to Genco 27,071,804 shares of common stock of Chief (representing approximately 51% of Chief's outstanding shares) as security for the outstanding balance of $2.7 million.

  September 7, 2010: Genco announced that Mexican tax courts ruled in La Guitarra’s favour in all four of its VAT lawsuits and that all four rulings have been appealed by SAT. Genco also announced that the Mexican tax courts have heard two of the appeals and, in both cases, final rulings have upheld the original court decisions in La Guitarra’s favour. SAT has now refunded the previously withheld VAT refund to La Guitarra in both these cases.

  September 20, 2010: Genco and Silvermex Resources Ltd. jointly announced their proposed business combination and related entry into the Arrangement Agreement.

Feasibility Study

     On December 16, 2009, Genco received the results of a feasibility study relating to the La Guitarra Mine (the “Feasibility Study”) prepared by Kappes, Cassiday and Associates (“KCA”), which evaluated the expansion of Genco’s existing mining operations at La Guitarra Mine, and within the Temascaltepec Mining District, from 320 to 3,000 tonnes per day.

     The Feasibility Study examined the construction of a new cyanide leach plant, expansion of the existing La Guitarra Mine, development of new underground mining centres and surface mining operation. It is estimated the operation of a cyanide leach plant, in conjunction with a Merrill-Crowe precious metals recovery process and doré refinery for silver and gold, will recover approximately 44 million silver equivalent ounces (“eAg”) consisting of approximately 30 million ounces of silver and 241,000 ounces of gold over a 9-year mine life based on current Proven and Probable Reserves. The Feasibility Study contemplates the processing of 2.2 million tonnes of ore mined from underground and 6.8 million tonnes of ore mined from surface.

     Projected pre-production capital costs for the construction of a new mill and mine development are US$148.7 million, which includes taxes, contingencies and working capital totalling US$40.4 million. Estimated pre-tax cash flows over the initial 9-year project life are US$125.2 million after capital recovery, resulting in a pre-tax 20% internal rate of return. The provisional time for project pay back is 3.6 years at the Feasibility Study’s metal price averages. The estimated net present value of the project is US$74.8 million using a 5% discount rate. The study used average metal prices of US$14 per ounce for silver and US$800 per ounce for gold for all cash flow and pay back estimates. Metal prices used in the Feasibility Study represented average metal prices during the 36-month period preceding the study’s publication date. Average metal prices during the 36-month period preceding the date of this circular were approximately US$15.59 per ounce for silver and US$974.83 per ounce for gold.

     Over the nine-year life of the current reserve, KCA summarizes average mining cost of US$11.54 per tonne of ore for surface mining and US$39.65 per tonne of ore for underground mining. Both average costs per tonne include waste movement and development. The average process cost is estimated at US$17.82 per tonne of ore, and general & administrative costs are estimated to be US$2.22 per tonne of ore. The total average cost is estimated at US$38.40 per tonne of ore from all sources. Estimated costs are US$8.32 per equivalent ounce of silver or US$475.62 per equivalent ounce of gold.

     All equipment costs in the study were estimated by KCA using new equipment costs, and no provision has been made for any potential cost reductions should good used equipment become available. Estimated metal recoveries are 92% for silver and 90% for gold based on metallurgical test work conducted by KCA on several different bulk samples and ore from all identified deposits.

Production at La Guitarra Mine

     As a result of an illegal road blockade, which prevented site access to the La Guitarra Mine during most of 2009, there were no operations or production during the year ended December 31, 2009. Mine access was restored in November 2009, which allowed the Company to initiate work to restart operations and also ship mineral concentrates that had been produced during the year ended December 31, 2008. Operations at the La Guitarra Mine resumed in May 2010. Initial mill feed for the mine restart came from material stockpiled prior to shut down in 2008 and low grade dump type material. Since the mine restart work has progressed to bring new working areas into production to replace this low grade material. Currently the mill is running at approximately 60% capacity. It is expected that with continued development work the mill through put and ore grades will increase.

Annual metal production rates from La Guitarra Mine are detailed in the following chart:

Year Ended	Silver Ounces	Gold Ounces
December 31, 2007	304,368	5,177
December 31, 2008	380,765	3,128
December 31, 2009	-	-
YTD 2010*	72,000	625

*Estimated

     During the year ended December 31, 2009, there was no mineral production at La Guitarra Mine because of access issues; however, mineral concentrates produced during 2008 were shipped by La Guitarra and processed. These mineral concentrates contained 14,565 ounce of silver and 156 ounces of gold, and La Guitarra received payment for 12,643 ounces of silver and 141 ounces of gold that were recovered.

     The Company has entered into agreements with surface rights holders covering the areas of current operations, but will need to secure additional surface rights either through Temporary Occupation Agreements (“TOA”) or purchases if it proceeds with the mine expansion envisioned in the Feasibility Study. The Company has acquired surface rights over part of the current concession area, but the majority of mining operations are currently located on 62 hectares leased under a TOA from the community of La Albarrada. La Guitarra Mill and Mine are permitted for their current levels of operations and the Company believes that it currently complies with all relevant environmental laws.

Uses of Silver

     Silver has long been recognized for its scarcity, and was used traditionally as a medium of exchange and a measurement of wealth. Silver possesses the highest electrical and thermal conductivity and has the highest reflectivity of all metals. Additionally, silver has a unique range of chemical and antibacterial properties, which are leading to new applications in medicine, science and manufacturing. The most common uses of silver are in photography, jewellery, silverware, coinage, electronics, metallurgy, brazing and soldering, catalysts, mirrors and coatings and water purification.

Sales and Refining

     Mineral concentrate containing both silver and gold is produced on site. This mineral concentrate is shipped to third parties for further processing first to produce doré, which is then sent for refining. All costs for offsite smelting and refining are borne by La Guitarra, which receives payment for the refined silver and gold sold subject to certain negotiated terms.

     Currently, La Guitarra’s metal production from the concentrate stage is managed and commercialized by Compañia Minera Pena de Bernal S.A. de C.V. (“Pena de Bernal”), which is arms length to Genco. The Company believes that because of the availability of alternative processing and commercialization options for its concentrate, it would suffer no material adverse effect if it lost the services of Pena de Bernal.

Employees

     As of October 8, 2010, the Company had three full-time employees based in Vancouver, British Columbia. Each of these full-time employees is under contract for services directly to Genco. In addition, Genco currently has one part time consultant working in Vancouver and two full time consultants working in Mexico.

     In addition, SIMSA provides labour services to La Guitarra. As of October 8, 2010, SIMSA had 125 full-time employees. Most staff in Mexico is hired locally, and there are several communities in the area of the mine to draw from. Technical and professional staff for La Guitarra generally comes from outside of Mexico State. Historically, the hiring and retention of experienced professional and technical staff has not been problematic, but there are no assurances the Company will be able to hire and retain professional staff in the future.

Principal Markets

     Since acquiring La Guitarra, Genco has received its revenue from, and it anticipates its markets will continue to be, the North American bullion markets.

Purchasers

     The Company’s sales are to arm’s length parties. During the last three completed financial years, Genco has not sold any doré or bullion to joint ventures in which it is a participant (it is not a participant in any joint ventures) or to entities in which it has an investment accounted for by the equity method (there are none), nor has it sold or transferred any doré or bullion to controlling shareholders.

Production and Services

     The principal mining method used by the Company is conventional cut-and-fill mining. The Company is in the process of introducing long-hole and other mining methods on a limited basis.

Specialized Skill and Knowledge

     Many aspects of Genco’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, engineering, and mine planning, milling, metallurgy, mining, accounting, electrical, and pipefitting. While recent increased activity in the mining industry has made it more difficult to locate competent employees in such fields, Genco has found that it can locate and retain such employees.

Competitive Conditions

     Competition in the mineral exploration and production industry is intense. The Company competes with other mining companies, many of which have greater financial resources and technical facilities, for the acquisition and development of, and production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.

Components

     The ability to operate a mine and mill is dependent on the availability of raw materials and ability to secure these materials in a consistent and timely manner. Basic inputs such as water and electricity are readily and consistently available to La Guitarra. Mining consumables such as: drill steel and bits; fuel and reagents; explosives; mining equipment and parts; steel and cement are generally readily available in Mexico from multiple suppliers.

     In recent years some specific consumables, such as tires for heavy equipment, have been in short supply and the Company has adjusted for shortages (or potential shortages) of key components by carrying extra inventory. Many of the consumables and materials used in the mining industry have experienced significant price increases in recent years, as the prices for commodities such as oil and steel have increased.

Economic Dependence

     Genco is not substantially dependent on any contract such as a contract to sell the major part of its products or services, or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Renegotiation or Termination of Contracts

     It is not expected that the Company’s business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Environmental Protection

     All phases of Genco’s operations are subject to environmental regulation in the various jurisdictions in which it will operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their Officers, Directors and employees.

     While manageable, Genco expects this evolution (which affects most North American mining companies) might result in increased capital costs and decreased production and revenue to the Company in the future, which could adversely affect Genco’s earnings and competitive position.

Mineral Projects

La Guitarra

Ownership

     La Guitarra either owns or leases 43 exploitation concessions totalling 39,714 hectares, which are primarily located in the Municipality of Temascaltepec, in Mexico State. However, some concessions are in the municipalities of Valle de Bravo and San Simón de Guerrero. La Guitarra directly holds title to 38 of the mineral concessions and 5 concessions are leased from a third party, Mario Héctor Gottfried Joy.

     All concessions have an annual minimum investment to complete, and an annual mining tax to be paid to keep the concessions in good standing. All concessions are exploitation concessions that have a 50 year life, and can be renewed as long as the mine is active. Of the current concessions, the oldest were granted in 1983 and the most recent in 2007.

Surface Rights

     Surface rights in the area of the mining concessions are held both privately and through group ownership either as communal lands, or Ejido lands.

     La Guitarra currently leases surface rights covering 62 hectares from the community of La Albarrada under a Temporary Occupation Agreement in effect for the shorter of the legal or economic life of the underlying mineral concessions. The current shortest legal life of any of the underlying mining concessions is 23 years with an option to renew for an additional 50 years. The current areas of operations, the existing mill and the majority of the existing infrastructure are located within these 62 hectares. La Guitarra owns 420 hectares of surface rights covering the northwest portion of the outcropping Creston bulk tonnage target and the Nazareno area of the property. La Guitarra also owns 34 hectares of surface rights in the Municipality of San Simon de Guerrero, which cover part of the Santa Ana Vein.

     In order to expand operations, Genco may need to purchase additional surface rights or negotiate additional temporary occupation agreements.

Royalties

There are currently three royalties in effect over the concessions at the La Guitarra Mine:

     Las Torres Royalty. This net smelter returns royalty applies to production from 23 concessions totalling 354.1 hectares containing the current areas of production at La Guitarra and is the only production royalty currently payable. The royalty is based on the price of gold. If gold is US$300 or less, then the royalty is 2%. If the price of gold is between US$300 and US$350 the royalty is 3%, and if the price of gold is US$350 or more, the royalty is 3.5% . The current NSR royalty rate is 3.5% of La Guitarra production. This royalty was purchased by Genco in February of 2008 and all amounts payable by La Guitarra under this royalty are payable to Genco.

     Mario Héctor Gottfried Joy Royalty. This royalty covers five concessions totalling 767.3 hectares. The agreement calls for a payment of $2,000 per month subject to an inflation adjustment after September 2003. The monthly payment is considered as an advance on the royalties. To date, over US$135,000 has been advanced to Mr. Gottfried Joy. Once the concessions are in production the monthly royalty payment will be reduced by US$500 if the calculated monthly royalty is US$3,500 or less; and by US$1,000 if the royalty is US$3,501 or more. Royalty payments of 1.5% of the amount received in final payment for the silver and gold produced is payable when the properties are in production. If the price of silver is more than US$15 per ounce, the royalty increases to 2%. An additional, one-time payment to Mr. Gottfried Joy of US$200,000 is payable when the production has totalled 30,000 equivalent ounces of gold.

     Luismin Royalty. La Guitarra must pay to Luismin, S.A. de C.V. (“Luismin”) a net smelter return royalty of 1-3% based on the price of gold for production from the 7,257 hectares of concessions included in the original La Guitarra purchase by Genco from Luismin. If the price of gold is at least US$400, but less than US$450, per ounce the royalty is 1%. If the price of gold is US$450, but less than US$500, the royalty is 2%. If the price of gold is US$500 or higher, the royalty is 3%. The Luismin royalty is payable once production from the concessions starting August 1, 2004 totals 175,000 equivalent ounces of gold. All of mine production will be converted to equivalent ounces of gold. The amount of the Las Torres Royalty and the Mario Héctor Gottfried Joy Royalty payable on minerals mined, produced or otherwise recovered from such properties are to be deducted from the royalty payable by Genco to Luismin.

     No royalties are payable on production from concessions outside the 7,257 hectare block that Genco purchased from Luismin as part of the La Guitarra purchase.

Permits

     The Company believes it has all necessary permits for current mining operations. Genco will be required to expand existing permits or obtain additional permits in order to expand operations at the La Guitarra Mine, initiate surface mining on the Creston, initiate mining at Mina de Agua, Nazareno, Coloso or other areas or construct a new mill and tailings facilities.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

     The Temascaltepec Mining District and La Guitarra Mine are located approximately 150 km southwest of Mexico City, in Mexico State, and approximately 65 km from Toluca. La Guitarra Mine is at an elevation of approximately 2,100 metres. The nearest local town is Temascaltepec, which is approximately 6 km from La Guitarra Mine.

     International airports are located in both Mexico City and Toluca. Major population centres in the area include Temascaltepec, San Simon de Guerrero and Valle de Bravo. There are paved roads throughout the Temascaltepec District – current areas of operations are situated less than 2 km from paved roads and are easily accessible by two-wheel drive vehicles. Because the Temascaltepec District has a long history of mining, most areas of potential interest are located within a few hundred metres of gravel or paved roads.

     The climate in the area of is moderate in temperature and very humid. The average annual temperature is about 18°C. The warm month average may be as high as 26°C and the cold month average may be in the order of 8°C. The majority of the approximately 1,200 millimetres of rain falls during the summer months from June to September. Evaporation is relatively high and exceeds the precipitation.

     La Guitarra Mine has good access to local infrastructure and services. Telephone and high speed internet connection for the mine site are provided by a link to the town of Temascaltepec. The local communities provide a large labour pool to draw from, and sufficient accommodation to support any current or anticipated levels of staffing from outside the area. The national power grid crosses the property within 700 metres of the existing mill and offices. All current and project production centres are near natural water sources. Medical clinics are located in the communities of Temascaltepec and San Simon de Guerrero, and hospitals are located in Valle de Bravo and Toluca. Proximity to the major industrial centres of Toluca and Mexico City provides access to a large variety of suppliers.

     The infrastructure at the mine site consists of an analytical laboratory, drill core facilities, a flotation mill, offices, repair shops, and warehouses. The various locations at the mine site are joined together in a computer network. Water is supplied from the mine workings and surface streams. The mine holds the right to take 192,000 cubic metres of water per annum from the Temascaltepec River.

     The mine and the plant facilities at La Guitarra are located in rough, hilly terrain. The elevation at the plant is approximately 2,100 metres. The topographic relief in the area is 500 metres. Much of the area is forest covered with pine trees being less than 260 centimetres in diameter. In some areas, the underbrush is dense and difficult to pass through. The stream valleys have broad relatively flat flood plains that are used for agriculture.

History

     Mining in the Temascaltepec area started in the mid 1500s when the Spanish miners first arrived. Old tools, ancient buildings and antiquated mining shafts are found throughout the area. Early Spanish operations were focused in an area 4 km southeast of La Guitarra at a place called Mina de Agua, where much softer rock made it easier to access the underlying silver and gold. Production in the District has been ongoing since the 1550s.

     In the 18th century, the Mina de Agua mine and surrounding area were one of Mexico’s largest silver producers, generating roughly 10% of the country’s total mineral wealth. The mine was well known for its very high, or ‘bonanza’-type, grades of silver and gold, and historical records from the period refer to several kilograms of silver per tonne and several tens of grams of gold per tonne. Historical documents indicate production was valued in excess of $100 per tonne, when prices were roughly $15 per ounce for gold and $1 per ounce for silver. In fact one of these areas at the Cinco Senores shaft was abandoned due to flooding, while in the midst of mining bonanza grade ore. Two efforts were made to finance the recovery of this mine: one in 1831 by London mine financiers; and another in 1907 by financiers from France. Both efforts were thwarted by financial crisis in those respective countries, and today the mine remains closed.

     Mining in the Temascaltepec District came to a halt in the early 19th century for two primary reasons: technology was unable to handle the underground flooding that occurred in several mining shafts; and the 1810 War of Independence in Mexico caused political upheaval in the Temascaltepec Mining District.

     Temascaltepec remained more or less idle from 1810 until the early 20th century, when the American Rincon Mining Company began significant mining and smelting operations at Rincon, in the southeast portion of the Temascaltepec Mining District. This operation continued until the mid-1930s, when it closed as a result of inadequate capital reinvestment. Over the life of the Rincon mine, the Temascaltepec Mining District was the third largest silver producer in Mexico.

     In 1990, modern mining resumed when the Compañia Mineria Arauco returned to where the Spaniards had began in 1555, conducting exploration and development work on the Guitarra vein with an initial production rate of 30 tonnes per day.

     In 1993, Luismin acquired the property and began consolidating the District. Luismin expanded the reserve base in La Guitarra Mine and increased the milling capacity to 320 tonnes per day.

     In August of 2003, Genco purchased La Guitarra Mine from Luismin and gained control over the entire Temascaltepec Mining District.

Geological Setting

     La Guitarra Mine is in the southeast end of the Mexican Silver Belt. The Sierra Madre Occidental, or the mid-Eocene Ignimbrite Belt, includes large extrusions of rhyolite and andesitic volcanic material. Numerous low sulphidation epithermal Ag-Au deposits are associated with hydrothermal activity during the mid-Eocene period. In the southern part of the belt in the Temascaltepec area, where La Guitarra and a number of other deposits are located, mafic volcanics of the Trans-Mexican volcanic belt overlie the intermediate to felsic Eocene volcanics.

Structural Geology

     The Jurassic basement rocks of the Temascaltepec were deformed by folding with uplifting prior to the deposition of the early Eocene. After the folding, there were several periods of extensional faulting. The intrusion of the late Eocene to Oligocene granites and out-pouring of volcanics are apparently associated with the faulting. The vein mineralization has a pronounced northwest trend indicating the faulting played a large part in controlling their emplacement. Fault movements have been difficult to determine.

     There was a period of volcanism in mid-to-late Eocene time. It is believed that the vein mineralization was emplaced either late in the period of volcanism or immediately after the volcanism. These veins have a pronounced northwest trend indicating the structural control and show evidence of extension during deposition. The structures in the veins and the structures associated with the veins suggest that the movement during vein formation was not intense. These vein structures indicate normal fault movement. Many veins in the Mina de Agua region and further east also have indications of a left lateral movement.

     The Temascaltepec fault started in Miocene time and continued in post-Miocene time. This northwest dipping normal fault has down-dropped La Guitarra mine area relative to the area to the southeast part of the area, including Mina de Agua, which allowed the preservation of a large area of Miocene basalts in a structural basin west of the fault. The high-level epithermal veins of La Guitarra were preserved by this faulting with only deeper level vein systems preserved to the southeast. The fault strikes northeast and is considered to be at the contact of the metamorphic rocks and the basalt just south of the Town of Temascaltepec.

Mineralized Veins

     The mineralized vein systems that are found on the property are classed as polymetallic, low-sulphidation of epithermal origin. There are in excess of 100 epithermal veins traversing the property in four main vein trends called El Coloso/Nazareno, La Guitarra, Mina de Agua and El Rincon. These mineralized veins traverse the property along a strike length of greater than 15 km and a width of greater than 4 km.

     The emplacement of the veins is structurally controlled by extensional strike slip faulting. This structural control is typical for the Mexican intermediate to low sulphidation epithermal vein systems. The veins cut across different rock types but are considered to be from the same major hydrothermal system.

     The veins vary in width from less than a metre to over 20 metres. The quartz veining consists of well banded, chalcedonic and fine grained crystalline quartz with minor amounts of calcite. The chalcedonic quartz is thought to indicate an upper part of the mineral system suggesting that the depth potential of the mineralization is good. The wall rocks around the veins are altered with advanced argillic mineralization and an outer propylitic halo. This alteration extends from 1 metre to 50 metres from the veins.

     The sections of the veins that were open or dilatants at the time of the silver and gold mineralization form the ore bodies. These open areas were controlled by the inclination of the veins and the intersections of the different vein sets. The northwest and west-northwest vein sets are the primary intersecting vein sets that control the mineralization. Due to the recurring nature of the vein sets and their intersections, ore zones also occur in a repetitive nature 150 metres to 250 metres apart.

La Guitarra Veins

     La Guitarra vein system outcrops along a strike of more than 3.5 km and has been explored in part to a depth of 500 metres. In the eastern part, the veins strike generally northwest and in the westerly part change to westerly strike. The dip of the veins is steeply to the south from 70° to 90°.

     At La Guitarra, the 1 metre - 4 metre wide mineralized zones are situated within a large quartz vein that is up to 20 metres wide. These brecciated and re-brecciated mineralized zones are very complex, pinching, swelling and bifurcating over short distances.

     The silver and gold is contained in silver sulphides, sulphosalts and electrum. The remaining mineralization consists of minor amounts of pyrite and other sulphides such as galena and sphalerite.

     The mineralization appears to have occurred over 3 stages:

  the 1st stage contains most of the base metal mineralization;

  the 2nd stage has repetitive silica banding and precious metal deposition, with the largest volume of silver and gold mineralization; and

  the 3rd stage has the highest silver-gold grades, but does not have significant volume.

     Alteration of the wall rocks is only strong in contact with the veins.

Exploration & Drilling

     Between July 2006 and August 2008, Genco conducted a large scale exploration program within the Temascaltepec District. Initial surface mapping and sampling was followed by diamond drilling from surface using both core and reverse circulation (“RC”) drilling. A total of 85,645 metres of drilling in 452 drill holes consisting of 289 core drill holes, and 163 reverse circulation drill holes was completed. The RC drilling was focused, but not limited to testing the Creston target. The core drilling primarily took place at Coloso, Nazareno, Santa Ana, La Guitarra/San Rafael and on the Creston target. Drilling was conducted by BDW Drilling and Genco’s own personnel.

Sampling and Analysis

     La Guitarra Mine has a laboratory associated with the milling complex, which assays all of the mill samples, bullion and mine samples. The exploration samples from the drilling programs are sent to either ALS Chemex in Vancouver, British Columbia or the SGS laboratory in Durango, Mexico for analysis. The sampling, handling and assaying methods used at La Guitarra are generally consistent with good exploration and operational practices. La Guitarra’s laboratory is not certified. The ALS Chemex Laboratory and the SGS Laboratory are both certified.

Sampling

     Diamond drill core samples, chip samples and muck samples are all used at La Guitarra for mining control as well as for Reserve and Resource determination. Diamond drill holes are used to locate the extensions of the veins or to find new veins, and used to provide sample data between the mine levels for Resource and Reserve determinations. The drill core is logged in La Guitarra’s facility at the mine site, then oriented and marked for sampling by the geologist. For all drill cores, intervals selected for sampling are cut in half using a diamond saw by the designated core splitter. One half of the core is retained in the core box for further consideration, and the other is placed in properly marked sample bags for shipment to the laboratory. The collars of all diamond drill holes are surveyed and holes are surveyed down the hole.

     The chip samples are taken underground by a trained sampler. The new exposures of the veins are sampled in the workings. Due to production pressures not all of the stope lifts are sampled. Samples are taken by chipping with a hammer across the sample length in a channel fashion. The sample lengths are set so that the individual veins and the waste sections within the veins are sampled separately. The wall rocks at the sides of the veins are sampled separately from the veins. The samples are normally less than a metre in length. The samples are placed in appropriately marked bags and transported to the laboratory. The samples are marked and located using the survey markers for control.

     Genco has implemented a quality control system that includes the insertion of blanks, duplicates and reference material in the sample stream. To check the assay results, La Guitarra laboratory re-assays approximately 3% of all of the samples with additional checks run on anomalous values. This program was not fully implemented during 2007 due to the extra volume of assay samples the laboratory was handling. The program to send the samples out for check analysis is under the direction of La Guitarra’s Superintendent of Geology.

Assaying

     La Guitarra assay laboratory follows standard protocols for sample preparation and assaying. As the silver levels are generally high in the samples run by the mine, the practice of routinely adding a fixed amount of silver to the assay sample has not been practiced. When this procedure of a silver addition is used, the analysis of low grade samples is easier. In 2006, Genco introduced quality control and assurance programs and has a program set up to confirm the assay labs results.

     At the La Guitarra Laboratory, the samples are:

  crushed to 1/8 inch with a jaw and cone crusher;

  riffle split to approximately a 200 gram sample;

  dried;

  pulverized in a disk pulveriser with 90-95% passing thru 200 mesh screens; and

  the pulveriser and crusher are cleaned by compressed air after each sample.

     Normal fire assay procedures are employed using a 20g sample regardless of the source of the sample. La Guitarra previously used 10g assay samples, but this was increased in late 2006 as the 10g was a very small sample for rock analysis.

     For the assay process, the doré bead is weighed on a micro balance; the silver is removed from the doré bead with nitric acid; and finally the gold prill, remaining after the silver is removed, is weighed using a micro balance.

Sample Handling

     Recent drill programs have seen the introduction of quality control and quality assurance programs to insure that the sampling and assaying is conducted in accordance with the best possible practices.

     Initially for the check analysis, the drill core was handled as mentioned above with one half of the sawn core going to the mine site lab for preparation. After the initial preparation, crushing and grinding, samples are split for both the mine lab and for ALS Chemex. The samples actually sent for this set of check analysis would have been either a crushed lab reject or a ground pulp reject. Both of these methods have been employed in the past. The sample was sent to Hermosillo, where it was pulverized in the ALS Chemex lab and then the prepared pulps were sent on to Vancouver, BC for fire assay.

     The current practice is to send one half of the sawn drill core directly to the ALS Chemex facility in Hermosillo, and the prepared pulps are sent to Vancouver for analysis. When requested, duplicate samples will be prepared for La Guitarra lab. Occasionally a 1/4 split of the core is sent to La Guitarra lab.

     All sample rejects and pulps are returned to the mine for storage.

Check Assaying

     In 2007, there were 867 check analyses of samples (as described above) from the recent drilling, which were analyzed by ALS Chemex and La Guitarra Mine laboratory. In 2006, 1,653 samples were assayed by both of these laboratories; the sampling data is available in GRCA reports dated September 22, 2006 and May 15, 2007. ALS Chemex uses a different procedure for analysis with all of the samples being analyzed by ICP with an AA finish. Samples containing more than 10 g/t gold (“Au”) or more than 100 g/t silver (“Ag”) are re-analyzed using a fire assay with a gravimetric finish for both silver and gold or an acid digestion with an AA finish for silver.

     The following are the averages for this set of check samples. The assays have been presented as a straight arithmetic average.

Comparison of Check Analysis

		Au g/t		Ag g/t		eAg g/t
Sample Groups	# of Samples	La Guitarra	ALS Chemex	La Guitarra	ALS Chemex	La Guitarra	ALS Chemex
Average	867	0.19	0.18	17.7	18.6	27.2	27.6

     In 2007, the check analysis did have some problems that appear to be sample preparation or sample handling problems with possible errors on the sample numbers. Over all, the check analyses were on too few samples that had significant gold and silver levels. These problems were obvious at other mines and probably were caused by overloading of the laboratories.

     The previous check sampling was quite close for the checks done in 2006 as can be seen in Table 16.2. Significantly less drilling was done in 2008 than in 2006/2007; however, as a result, there were less check assays done in 2008. The 2008 results were comparable to the 2006 check sampling, which restored confidence in the sampling and assaying.

Check Analysis 2006

		Au g/t		Ag g/t
Sample Groups	# of Samples	La Guitarra	ALS Chemex	La Guitarra	ALS Chemex
Average	943	0.47	0.51	56	57
Ag 60+ g/t	221	1.58	1.63	190	183
Ag 150+ g/t	88	2.30	2.22	333	310
Ag 60 – <150 g/t	133	1.10	1.24	97	99
Ag 20 – <60 g/t	191	0.34	0.35	36	41
Ag 0 - <20 g/t	531	0.05	0.11	7	11

Resources and Reserves

     Genco has estimated resources and reserves for its La Guitarra silver/gold mine and Temascaltepec Mining District as of December 16, 2009.

     The Qualified Persons under NI 43-101 for this reserve and resource estimate include Genco’s independent mining consultant, Glenn R. Clark, P.Eng of Glenn R. Clark & Associates and John C. Thornton, SAIMM of Thor Resources LLC. They are both arms’ length to Genco and have prepared, or supervised the preparation, of the information contained herein and verified the data disclosed.

     The following tabulates the reserve and resources by area and category, as of December 16, 2009:

Category	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	oz Ag	oz Au	oz eAg
Underground Reserves
Proven	577	208	1.50	292	3,858,000	27,800	5,417,000
Probable	1,608	209	1.45	290	10,804,000	74,900	14,992,000

Total Underground Reserves	2,185	209	1.46	291	14,662,000	102,700	20,409,000
La Guitarra Open Pit Reserves
Proven	2,615	87	0.80	132	7,314,000	67,200	11,097,000
Probable	4,209	77	0.72	117	10,419,000	97,300	15,833,000
Total Surface Reserves	6,824	81	0.75	123	17,733,000	164,500	26,930,000
Total Reserves	9,009	113	0.93	165	32,395,000	267,200	47,339,000
La Guitarra Open Pit Resources - 45 g/t eAg Cut-off
Measured	3,008	86	0.84	133	8,318,000	81,300	12,864,000
Indicated	5,972	76	0.77	119	14,594,000	147,800	22,851,000
Total M + I*	8,980	79	0.79	123	22,912,000	229,100	35,715,000
Inferred	2,683	75	1.00	130	6,408,000	86,600	11,257,000
Underground Inferred Resources
Total Underground Inferred	10,000	305	1.95	414	98,063,000	627,600	133,103,000
Total Inferred	12,683	256	1.75	354	104,471,000	714,200	144,360,000

*Open Cut Measured & Indicated Resources include Proven & Probable Reserves

     Underground Reserves were calculated using a 135 equivalent silver (“eAg”) grams per tonne cut-off, a 20% dilution factor at zero grades. The methodology used for the Underground Reserves was standard polygonal projections on longitudinal sections. Proven Reserves were projected 0-15 metres from data points and Probable Reserves were projected 15-40 metres for all areas, except Santa Ana. Proven Reserves at Santa Ana were projected 0-15 metres and Probable 15–50 metres. Silver assays were cut to 1,500 g/t and gold assays to 15 g/t.

     The following tabulates the parameters used to create the Creston block model grade interpolations:

Parameter	Value, Distance or Method
Grade Estimation Method	IDP3
Block Size (length x width x bench Height)	10x3x3 metres
Composite Length	3 metres
Gold Outlier Cap	10 g/t
Gold Outlier Capping Distance	15 metres
Silver Outlier Cap	700 g/t
Silver Outlier Capping Distance	15 metres
Measured Distance	20 metres
Minimum Number of Composites for Measured	2
Indicated Projection Distance	20-50 metres
Minimum Number of Composites for Indicated	2
Inferred Projection Distance	+ 50 metres
Model Constraint	3D Solid/Wire Framing Model

     Silver to gold ratio of approximately 56:1 representing a gold price of US$780/oz gold and a silver price of US$13.80/oz was used in the eAg calculation.

     As the Feasibility Study neared completion, the average gold and silver prices used in the Feasibility Study and the La Guitarra Mine Technical Report were sufficiently close to US$800 per ounce gold and US$14 per ounce silver that these metal prices were adopted for the financial valuations presented in both documents. The silver to gold ratio was left at 56 to 1. Silver and gold recoveries are 82%-89% using the existing flotation circuit averages and estimated at 92% for silver and 90% for gold using a proposed new cyanide mill. The total estimated operating costs for mining, milling and general & administrative costs is US$38.40 per tonne of ore processed.

     The reserve and resource calculations are based on assay data obtained from diamond drilling and sampling on surface, and ore body modelling. The primary source of drill data was retrieved from a total of 85,645 metres of drilling in 452 drill holes consisting of 289 core drill holes, and 163 reverse circulation drill holes completed between August 2006 and June 2008.

     The substantial increase in mining reserves and corresponding recoverable ounces are the result of very successful surface drill programs that nearly doubled the projects Underground Reserves from 11,516,000 eAg ounces to 20,411,704 eAg ounces. In addition, the mining reserves now include La Guitarra Open Pit Reserve of 26,933,051 ounces that were previously classified as resources in the La Guitarra Mine technical report dated June 25, 2008. This upgrade of the Open Pit deposit to reserves is based on KCA’s projected processing costs of US$20.00 per tonne of ore to a proposed agitated leach, Merrill Crowe gold recovery plant at 3,000 tonnes per day, and Genco’s mining costs for the open pit, developed in conjunction with a mining contractor with current operations ongoing in Mexico, and the metal recoveries summarized in the Feasibility Study.

     The Feasibility Study has dramatically increased the projects expected equivalent silver ounces to be produced from the proposed expanded operations. The results of the drilling programs have not only increased the Proven and Probable Reserves for all operations, but the expected grades have increased from the most recent drilling assay results.

     The following table shows the growth of resources and reserves by area and category:

Resource & Reserve Growth from 2008
Category	tonnes ('000)	oz Ag	oz Au	oz eAg
Reserves	639%	361%	548%	415%
Measured + Indicated	-17%	65%	34%	60%
Project Inferred	26%	6%	13%	11%

     La Guitarra Mine including the San Rafael zone account for a large portion of the Underground Reserves and Resources. Included in the summary are Underground Reserves and Resources from other zones known as Nazareno, Coloso and Mina de Agua (Santa Ana veins).

The following tabulates the Underground Reserve by area:

La Guitarra and Temascaltepec Silver Gold Mining District Underground Reserves by Area
Area	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	oz Ag	oz Au	oz eAg
Guitarra	1,063	188	1.80	289	6,415,000	61,300	9,855,000
Nazareno	240	146	0.79	190	1,122,000	6,100	1,462,000
Coloso	373	335	2.65	483	4,010,000	31,700	5,780,000
Mina de Agua	509	191	0.22	203	3,115,000	3,600	3,312,000
Total Underground Reserves	2,185	209	1.46	291	14,662,000	102,700	20,409,000

     All surface Reserves and Resources are contained within La Guitarra open pit, which is situated above the existing La Guitarra Mine. A mine design has been developed for the surface deposit which would exploit the deposit through development of three separate open pits: La Cruz, Los Angeles and Creston.

     The following tabulates the Open Pit Reserves by mining area:

La Guitarra & Temascaltepec Silver Gold Mining District Surface Reserves by Area
Area	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	oz Ag	oz Au	oz eAg
La Cruz	1,585	83	0.76	125	4,741,000	42,200	7,099,000
Los Angeles	3,073	72	0.64	108	8,087,000	70,300	12,019,000
Creston	2,166	61	0.67	99	4,905,000	52,000	7,812,000
Total Open Pit Reserves	6,824	81	0.75	123	17,733,000	164,500	26,930,000

     It is estimated that at the conclusion of mining the identified Reserve contained in the three open pits there will be 2,156,000 tonnes of Measured & Indicated Resources remaining above the 45 g/t operating cut-off, containing 8,656,000 eAg ounces. Depending on the silver and gold prices prevailing at the end of the current proposed mine plan, and the prevailing operating costs at the time, it would have to be determined if further open pit mining would be justified beyond what has been determined in the current mine plan and Feasibility Study.

     The following is a breakdown of the Open Cut Measured and Indicated Resources at 10 g/t eAg intervals:

Creston Resource by Class and Cut-off
Cut-off eAg g/t	Class	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	oz Ag	oz Au	oz eAg
1	Measured	4,608,923	62	0.60	95	9,188,821	66,918	14,078,704
	Indicated	8,609,933	58	0.58	90	16,067,110	160,571	24,916,205
	M + I	13,218,856	59	0.59	92	25,255,931	249,489	38,994,909
	Inferred	4,001,103	54	0.73	95	6,947,252	93,917	12,222,019

10	Measured	4,328,709	65	0.63	101	9,047,141	97,688	14,057,865
	Indicated	8,238,985	60	0.60	94	15,981,965	159,820	25,038,411
	M + I	12,612,694	62	0.61	96	25,029,106	257,508	39,096,276
	Inferred	3,810,374	56	0.73	99	6,861,113	93,115	12,129,486

20	Measured	3,966,982	70	0.68	108	8,928,898	86,738	13,776,015
	Indicated	7,725,407	64	0.64	99	15,895,886	158,979	24,592,132
	M + I	11,692,389	66	0.66	103	24,813,343	245,717	38,368,147
	Inferred	3,474,568	61	0.83	108	6,815,069	92,729	12,066,124

30	Measured	3,590,744	76	0.74	117	8,774,808	85,439	13,508,587
	Indicated	7,125,531	68	0.68	106	15,579,939	155,799	24,286,376
	M + I	10,719,275	70	0.70	110	24,354,747	241,238	37,794,963
	Inferred	3,187,303	66	0.89	115	6,764,051	91,212	11,785,847

40	Measured	3,194,151	82	0.80	127	8,421,877	82,165	13,043,639
	Indicated	6,381,900	73	0.74	114	14,980,023	151,852	23,393,460
	M + I	9,371,302	76	0.76	119	23,401,900	234,017	36,437,099
	Inferred	2,859,991	71	0.96	125	6,529,240	88,283	11,495,141

50	Measured	2,800,997	90	0.88	138	8,105,578	79,257	12,428,861
	Indicated	5,550,536	79	0.81	124	14,099,432	144,564	22,130,754
	M + I	8,351,534	83	0.83	129	22,205,101	223,821	34,559,615
	Inferred	2,493,972	77	1.06	136	6,174,786	85,004	10,906,115

60	Measured	2,431,322	98	0.96	152	7,661,401	75,050	11,882,988
	Indicated	4,784,115	86	0.89	135	13,229,586	136,909	20,767,059
	M + I	7,215,437	90	0.91	141	20,890,987	211,959	32,650,047
	Inferred	2,167,428	83	1.16	148	5,784,454	80,843	10,314,448

     For more information on Genco’s mineral reserves and resources, please refer to the full La Guitarra Mine Technical Report dated January 29, 2010, which can be found under the Company’s profile on SEDAR at www.sedar.com or on Genco’s website at www.gencoresources.com.

Mining & Milling

     Mining at La Guitarra is from underground stopes. The main mine access is via 4 metre x 4 metre haulage ramps and related production, and development ramps are driven at +/- 12%. Stope access is via access ramps driven off of ramps and drifts adjacent to the vein, generally on the footwall side. Sill development occurs within the vein. Mining is primarily accomplished using cut and fill, but some long-hole stoping is employed. Rubber tired mobile equipment is used to transport ore and waste underground and to surface. Mined stopes are backfilled with development rock, rock from surface excavations, sand fill or by blasting the walls of the stope to create broken rock for fill. These mining methods recover about 100% of the reserve blocks.

     La Guitarra Mill is rated at 320 tonnes per day, although it has not operated at capacity in recent years. In 2008, the production was approximately 234 tonnes per day. The ore at La Guitarra is put on a pad beside the jaw crusher. It is then taken to the crusher using a front-end loader. If there are different types of ore on the pad they are blended as they are put to the crusher. The crushing is done with a jaw crusher and a secondary cone crusher. After the ore is crushed it is treated by conventional means. The crushed ore is ground in the three ball mills that are in parallel. The ground ore passes through three stages of flotation producing a sulphide concentrate. The concentrate is filtered and dried and then trucked to the San Martin mill. San Martin recovers and refines the silver and gold from the concentrate on a contract basis and La Guitarra is paid for the silver and gold, less the various toll charges that are applicable. La Guitarra does not have to sell its production to San Martin and could, if La Guitarra wished, terminate the commercial contract on 30 days notice. Life of mine average silver recoveries have been 84.49% and life of mine average gold recoveries have been 82.86% at the La Guitarra Mill.

Exploration and Development

     Genco incurred significant capital expenditures in fiscal 2007, 2008 and 2009 to identify new reserves and resources, upgrade the mining operations and develop new areas for mining. Additional costs were incurred relating to the completed Feasibility Study, which recommended a ten-fold expansion of production at La Guitarra.

     Genco has developed a mine plan and operating model for La Guitarra that will allow it to operate profitably with minimal capital investment for the foreseeable future using the existing mill. An alternative plan has been developed which, with a moderate capital investment will allow La Guitarra to develop new high grade areas and potentially generate significant positive cash flow based on current metal prices. Either of these operating plans are viewed as viable alternatives to a major mine expansion at this time if project financing is not available on terms acceptable to the Company.

     Genco does not plan any major exploration during 2010, as current identified underground reserves are sufficient to operate the existing mill at capacity for 10 years. When the Company elects to move ahead with mine expansion, it may initiate new exploration programs at La Guitarra and elsewhere in the Temascaltepec Mining District.

Technical Reports & Qualified Person

     Technical information referred to herein has been prepared by or under the supervision of the Company’s independent mining consultant, Glenn Clark, P.Eng., John C. Thornton, SAIMM and also Daniel Kappes, P. Eng. who are all “Qualified Persons” for the purpose of NI 43-101.

     Mr. Clark has verified the data comprising such technical information, including sampling, analytical and test data underlying the information or opinions contained herein. Certain information in this Circular has been taken from reports prepared by Genco’s independent mining consultant. These reports have been filed under the Company’s profile on SEDAR at www.sedar.com.

     The reports are intended to be read as a whole and sections should not be read or relied upon out of context. The reports contain the expression of the professional opinions of the authors, based upon information available at the time of preparation. Any reliance on the reports by any third party shall be entirely at their own risk. Genco takes no responsibility and accepts no liability whatsoever for any loss arising from any use of or reliance on the reports by other parties. The reports are based, in part, upon information believed to be reliable from data supplied by Genco and other consultants engaged by Genco. Such information has been reviewed, verified (including sampling, analytical and test data) by Genco’s “Qualified Person” or by such independent consultants.

Material Contracts

     The following is a list of each contract that is material to Genco and was entered into within the most recently completed financial year, or before the most recently completed financial year and still in effect:

     Exploration and Exploitation Agreement with Mario Héctor Gottfried Joy. On September 1, 2002, Minera Arauco S.A. de C.V. (“Minera Arauco”) and Mario Héctor Gottfried Joy entered into an agreement under which Minera Arauco acquired the right to explore and exploit five mining concessions covering 767.3 hectares in the Temascaltepec Mining District. Under this agreement, Mr. Gottfried Joy granted Minera Arauco the exclusive right to explore and exploit the mineral concessions for the life of the concessions with an optional renewal period for an additional 50 years. In exchange for these rights, Minera Arauco agreed to maintain the concessions in good standing, including payment of all concession taxes, and to pay a royalty to Mr. Gottfried Joy. This royalty is described in further detail above under the heading “Mineral Properties – La Guitarra – Royalties – Mario Héctor Gottfried Joy Royalty”. On March 18, 2003 Minera Arauco assigned this agreement to La Guitarra.

     La Guitarra Purchase Documents: On April 10, 2003, Genco entered into a purchase agreement with Luismin and La Guitarra in relation to the sale to Genco by Luismin of all of the outstanding shares of La Guitarra for a total purchase price of US$5,000,000 (the “La Guitarra Purchase Agreement”). In connection with the completion of this purchase, Genco issued a promissory note dated August 22, 2003 in the amount of US$4,000,000 in favour of Luismin (the “Promissory Note”), and entered into a related share pledge agreement and guarantee, each dated August 22, 2003, under which Genco pledged the outstanding shares in La Guitarra as collateral in support of the Promissory Note and guaranteed certain payment obligations of La Guitarra to Luismin. Genco is required to make the eighth and final instalment payment of US$500,000 under the Promissory Note in 2011.

     Luismin Royalty Agreement. In connection with the purchase by Genco of the outstanding shares of La Guitarra, on August 28, 2003, La Guitarra and Luismin entered into an agreement in respect of the Luismin Royalty, which is described in further detail above under the heading “Mineral Properties—La Guitarra—Royalties—Luismin Royalty”.

     La Albarrada Temporary Occupation Agreement. On January 31, 2006, La Guitarra and La Comunidad de San Francisco La Albarrada entered into a temporary occupation agreement. This agreement was amended on July 3, 2009. Under this agreement, La Guitarra acquired the right to occupy 62 hectares located in the Community of La Albarrada. The agreement is in effect for the shorter of the legal or economic life of the underlying mineral concessions. The current shortest legal life of any of the underlying mining concessions is 23 years with an option to renew for an additional 50 years. Under the agreement, La Guitarra is required to pay annual rent to the Community with the rental amount subject to annual increases and renegotiation every 3 years. In 2010 rent paid to La Albarrada was $300,400 Mexican pesos.

     La Guitarra Smelting Agreement. On October 1, 2007, La Guitarra Compañia Minera, S.A de C.V. and Pena de Bernal entered into a smelting agreement under which, La Guitarra ships mineral concentrates to Pena de Bernal’s San Martin mill for processing, and Pena de Bernal charges La Guitarra for refining & smelting mineral concentrates from La Guitarra Mine and for commercializing the recovered metal.

     TSX Listing Agreement. On January 10, 2008, Genco entered into a listing agreement with the TSX pursuant to which the Genco Shares are listed and traded on the TSX.

     Employment Agreement with Wayne R. Moorhouse. On October 1, 2006 Genco entered into an employment agreement with Wayne R. Moorhouse that was subsequently amended on May 21, 2008. Under the terms of the agreement, Moorhouse has agreed to act as the Company’s Vice-President, Finance for remuneration of US$10,000 per month plus an annual performance bonus of up to US$125,000. The performance bonus is paid on the basis of $2,000 for each 1.0% increase in reserves, $2,500 for each 1.0% increase in silver equivalent ounces produced and $2,500 for each 0.5% decrease in operating costs during the previous fiscal year compared to the prior year. The bonus shall be paid in cash or, subject to stock exchange approval, in Genco Shares. Should the Company become the subject of or undergo a merger, amalgamation, sale of all or substantially all of its assets, take-over bid, or similar transaction, a transaction bonus shall be paid which is equal to 0.75% of the increase in the Company’s market capitalization from (i) the later of date of the agreement and that date which is three years before the announcement of such transaction, to (ii) the announcement of such transaction. Should the agreement be wrongfully terminated, a termination fee of up to 1.5 times the annual remuneration, including bonuses, paid or payable in the previous year is payable by the Company.

     At the Company’s annual general meeting held on June 29, 2010, Genco Shareholders approved the issuance of up to 269,881 Genco Shares to Mr. Moorhouse in satisfaction of any bonus determined by the Board to be payable to Mr. Moorhouse in respect of the Company’s 2009 financial year. On September 17, 2010, the Board determined that a bonus in the amount of 269,881 Genco Shares would be payable to Mr. Moorhouse upon the completion of the Arrangement. See also the section of the Circular entitled “Approval of the Share Issuance Resolution – The Arrangement – Arrangements with Senior Personnel of Genco in Connection with Arrangement”.

     Genco may terminate the employment agreement with Mr. Moorhouse upon 18 months prior notice. On August 12, 2010, Genco provided such notice to Mr. Moorhouse, and his employment agreement will accordingly terminate effective February 12, 2012.

     Purchase Agreement with Andover: On March 24, 2009, in connection with the settlement of outstanding disputes and litigation between Genco and Andover Ventures Inc. (“Andover”), Chief Consolidated Mining Company (“Chief”) and W. Gordon Blankstein, Genco entered into a purchase agreement with Andover under which Genco agreed to sell to Andover 6,477,241 Chief convertible shares held by Genco for $2,000,000 and 13,034,769 Chief common shares for $5,000,000. Genco recognized $2,000,000 previously received from Andover as payment for the convertible shares. On July 21, 2010, Genco received a $1.3 million payment from Andover and amended the existing agreement by which Genco has agreed to sell to Andover 13,034,769 shares of common stock of Chief Consolidated Mining Company. Under the terms of the original agreement dated March 24, 2009, Andover was required to pay Genco $5 million on or before September 30, 2010 plus quarterly interest calculated at the U.S. Prime Rate plus 2% (subject to a minimum rate of 4% per year). Under the terms of the new agreement, Andover has paid Genco $1.3 million and agreed to pay Genco a further $700,000 plus quarterly interest on or before October 31, 2010 and $2 million plus quarterly interest on or before September 24, 2011. Andover has pledged to Genco 27,071,804 shares of common stock of Chief (representing approximately 51% of Chief's outstanding shares) as security for the outstanding balance of $2.7 million.

     Haywood Engagement Letter. On January 28, 2010 Genco entered into an engagement letter with Haywood pursuant to which Haywood agreed to provide financial advisory services in connection with a potential transaction involving Genco. On September 1, 2010, Genco entered into a new engagement letter with Haywood in connection with the proposed transaction with Silvermex which replaced its prior engagement letter. Under the terms of the new engagement letter, Haywood is entitled to a fee upon the completion of a transaction, including the Arrangement, equal to the greater of 1.10% of the total transaction value or $500,000, payable in cash or Genco Shares at Haywood’s election.

     Shareholder Rights Plan Agreement. On February 23, 2010, Genco announced the adoption of a shareholder rights plan in order to ensure that all Genco shareholders are treated equally and fairly in connection with any take-over bid for the Genco. In connection therewith, Genco entered into a shareholder rights plan agreement with Computershare Investor Services Inc., as rights agent. For more information regarding the shareholder rights plan, please refer to Genco’s material change report dated February 23, 2010, which is incorporated by reference into the Circular.

     Consulting Agreement with Gardner & Associates. On October 1, 2006 Genco entered into a consulting agreement with Gardner & Associates, a law firm the principal of which is Robert C. Gardner, that was subsequently amended on May 21, 2008 and June 8, 2010. Under the terms of the agreement, Gardner & Associates agreed to provide the services of Mr. Gardner to act as the Company’s Co-Chairman of the Board for remuneration of US$12,000 per month plus an annual net profit bonus equal to 2% of the Company’s annual net income, before taxes, in the previous financial year and an annual performance bonus of up to US$250,000. Following Mr. Gardner’s resignation from Genco’s board of directors in May 2010, the consulting agreement was amended to provide for its termination on May 17, 2011. Under the revised terms of the consulting agreement, Gardner & Associates will continue to be entitled to $12,000 per month until May 17, 2011 and will receive 539,600 Genco Shares in respect of the bonus amount payable for 2009. No bonus will be payable for 2010 or 2011.

     Consulting Agreement with James R. Anderson. On June 25, 2010, Genco entered into a consulting agreement with James R. Anderson in connection with his assumption of the role of acting CEO. Under the terms of the consulting agreement, Mr. Anderson will receive 50,000 incentive stock options for each month or part month he performs the role of acting CEO. Options granted under the consulting agreement will have an exercise price equal to the higher of the current market price of Genco Shares and $0.45. The consulting agreement can be terminated by Genco or Mr. Anderson on two days notice.

Directors and Executive Officers

     For information regarding Genco’s current directors and executive officers, please refer to Genco’s management information circular dated May 21, 2010 distributed in connection with the annual general meeting of its shareholders held on June 29, 2010, which is incorporated by reference into the Circular. See also the section of the Circular entitled “Information Concerning Genco—Genco Documents Incorporated by Reference and Further Information”. For information regarding Genco’s directors and executive officers following the completion of the Arrangement, see the section of the Circular entitled “The Combined Company Upon Completion of the Arrangement—Directors and Executive Officers of the Combined Company”.

EXECUTIVE COMPENSATION

     Historical information regarding the compensation of Genco’s directors and executive officers is contained in Genco’s management information circular dated May 21, 2010 distributed in connection with the annual general meeting of its shareholders held on June 29, 2010, which is incorporated by reference into the Circular. This information is reproduced below.

     Unless otherwise noted the following information is for the Company’s last completed financial year (which ended December 31, 2009) and, since the Company had one or more subsidiaries during that year, is disclosed on a consolidated basis.

     In the following information, a “Named Executive Officer” or “NEO” means each of the CEO, CFO and three highest paid executive officers, if any, whose total compensation (excluding the value of any pension) was more than $150,000 in the last financial year (including any CEO, CFO and executive officer that held such position for only a part of the last financial year).

Compensation Discussion & Analysis

Philosophy

     The philosophy used by the Compensation Committee in determining its recommendations to the Board for the compensation of the Named Executive Officers is that the compensation should:

  assist the Company in attracting and retaining key individuals as NEOs,

  align the interests of NEOs with those of the shareholders,

  reflect each NEO’s performance, expertise, responsibilities and length of service to the Company,

  reflect the Company’s past performance and current state of development, and be commensurate with the Company’s financial ability to remunerate its NEOs.

Compensation Components

     The Company’s process for determining executive compensation is very simple. As is the prevailing practice in the mineral exploration and mining industry, compensation of the Named Executive Officers is comprised of three components: (i) base salary; (ii) incentive bonus; and (iii) stock options.

     There are not any formal policies or procedures for determining the remuneration of the NEOs and Board. Instead, the Compensation Committee generally considers and makes recommendations to the Board respecting the appropriate level of remuneration without any formal objectives, criteria or analysis. Levels of remuneration are usually first informally discussed among the members of the Committee before being recommended to the Board for formal approval. No specific formulas have been developed to assign a specific weighting to each of these components. Instead, the Committee considers the Company’s performance and recommends compensation based on this assessment. Accordingly, each case is determined on its own merits and circumstances after being considered in light of prevailing economic conditions – both on a corporate level and on a national and international level – and industry norms for such remuneration.

     In its review, the Committee relies on the experience of its members as officers and directors at other publicly traded companies in similar lines of business as the Company in assessing compensation levels. The purpose of this process is to:

  understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

  identify and understand any gaps that may exist between the Company’s compensation rates and compensation paid by other companies; and

  establish as a basis for developing salary adjustments and short-term and long-term incentive awards for the Board’s approval.

     Stock options already held by NEOs are considered in granting new options to them.

     Each of these compensation components is described below.

Base Salary:

     The base salary for each Named Executive Officer is based on assessment of factors such as:

  current competitive market conditions;

  compensation levels within the peer group; and

  particular skills of the NEOs, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.

     Using this information and budgetary guidelines and other internally generated planning and forecasting tools, the Compensation Committee performs an annual assessment of the compensation of all NEOs. The Compensation Committee then recommends to the Board what should be the base salaries of the CEO, CFO and other NEOs, and the Board sets the base salaries of the CEO and CFO and approves the base salaries for the other NEOs.

Incentive Bonus:

     Other than for the Company’s former CEO and current CFO (whose incentive bonuses are determined by contract), the Board annually reviews and, if it determines them to be appropriate, approves the payment of incentive bonuses. The bonuses are generally paid by way of cash payments. The amount of the bonuses paid is based partly on the Company’s success in reaching it objectives and partly on each Named Executive Officer’s performance.

     As part of determining bonuses to be paid, the Board reviews corporate performance objectives during the year. In the last financial year, the principal objectives included:

  maintaining compliance with the regulatory and disclosure framework;

  increasing investors’ interest in the Company;

  increasing the Company’s market capitalization and working capital; and

  restoring access to, and restarting, the Company’s mining operations.

     The success of the NEOs’ contributions to the Company in reaching its overall goals is a factor in the determination of their annual bonus. The Board assesses each NEO’s performance on the basis of the NEO’s contribution to the achievement of corporate goals and the needs of the Company that arise on a day to day basis. This assessment is used by the Board with respect to the determination of annual bonuses for the NEOs.

Stock Options:

     The Option Plan is designed to encourage share ownership and entrepreneurship in Named Executive Officers and other senior management and employees. The Board believes that the Option Plan aligns the interests of the NEOs’ with the interests of shareholders by linking a component of executive compensation to the longer term performance of the Company’s common shares.

Option Based Awards to Named Executive Officers

     Options granted to NEOs are recommended by the CFO to the Compensation Committee which, in turn, makes recommendations to the Board. In monitoring stock option grants, the Board takes into account the level of options granted by comparable companies for similar levels of responsibility and considers each NEO or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value.

     In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Board also makes the following determinations:

  the exercise price for each option granted;

  the date on which each option is granted;

  the vesting terms for each stock option; and

  the other materials terms and conditions of each stock option grant.

The Board makes these determinations subject to and in accordance with the provision of the Option Plan.

Performance Graph

     The following graph shows the Company’s cumulative total shareholder return on its common shares compared with the cumulative total shareholder return of the Standards & Poors – TSX Composite Index (assuming reinvestment of dividends) during the Company’s last five financial years if $100 were invested in each at the start of such five year period.

	December 31st
	2004	2005	2006	2007	2008	2009

Company’s Share Price	$100.00	$180.95	$313.09	$452.38	$55.95	$57.14
	($ 0.84)	($ 1.52)	($ 2.63)	($ 3.80)	($0.47)	($0.48)

Std & Poors- TSX Index	$100.00	$121.91	$139.61	$149.61	$97.21	$127.04
	(9246.65)	(11272.26)	(12908.39)	(13833.06)	(8987.70)	(11746.11)

(1)	Amounts shown in parentheses are the Company’s closing share price and the Standard & Poors - TSX Index value, respectively, on such dates.

(2)	For the purposes of this graph, it is assumed that $100 had been invested in the Company’s shares and in such index on the first day of such five year period.

     Executive compensation is tied to performance criteria which are intended to add shareholder value. Bonuses were paid in respect of the 2006, 2007 and 2008 financial years. This increase was reflected in the Company’s share price during the 2006 and 2007 financial years, however, this was not the case during the 2008 financial year due to deteriorating market conditions.

     The Compensation Committee considers that the compensation paid to the NEOs is consistent with companies of a similar size and stage of development as the Company and is reflective of the variations in the Company’s share price during the years shown.

Contracts with Named Executive Officers

     The Company has entered into written employment and consulting contracts with its Named Executive Officers as described below. In addition to the remuneration payable under these agreements, the Company may pay bonuses and grant stock options to such officers.

James R. Anderson, Acting Chief Executive Officer

     Pursuant to a Consulting Agreement dated June 25, 2010, the Company retained James R. Anderson, Acting Chief Executive Officer.

     Under the terms of the Agreement, Mr. Anderson will receive 50,000 incentive stock options for each month or part month he performs the role of acting CEO. Options granted under the consulting agreement will have an exercise price equal to the higher of the current market price of Genco Shares and $0.45. The agreement can be terminated by the Company or Mr. Anderson on two days notice.

Robert C. Gardner, former Acting Chief Executive Officer

     Pursuant to a Consulting Agreement dated October 1, 2006, as amended May 21, 2008, with Gardner & Associates, a law firm the principal of which is Robert C. Gardner, QC, the firm agreed to provide the services of Mr. Gardner.

     The agreement could be terminated by the Company or Mr. Gardner, on 12 months notice, or by the Company without notice, upon payment to Mr. Gardner of a termination fee equal to the annual remuneration, including bonuses, paid or payable to him in the previous year. One year’s notice of termination was given to Mr. Gardner on April 6, 2010.

     The remuneration payable under the agreement was $12,000 per month plus an annual bonus. The bonus consisted of a ‘net profit’ component equal to 2% of the Company’s annual net income, before taxes, in the previous financial year and a ‘performance’ component of up to US$250,000.

     The performance component was paid on the basis of US$4,000 for each 1.0% increase in reserves, US$5,000 for each 1.0% increase in silver equivalent ounces produced and US$5,000 for each 0.5% decrease in operating costs during the previous financial year compared to the prior year. The bonus could be paid in cash or, subject to stock exchange and shareholder approvals, in common shares valued at the average closing price for the 20 trading days preceding the end of the year in respect of which the bonus was being paid.

     Should the Company become the subject of or undergo a merger, amalgamation, sale of all or substantially all of its assets, take-over bid, or similar transaction, a ‘transaction’ bonus was to be paid which was equal to 1.5% of the increase in the Company’s market capitalization from (i) the later of date of the agreement and that date which is three years before the announcement of such transaction, to (ii) the announcement of such transaction.

     Following Mr. Gardner’s resignation from Genco’s board of directors in May 2010, the consulting agreement was amended to provide for its termination on May 17, 2011. Under the revised terms of the consulting agreement, Gardner & Associates will continue to be entitled to $12,000 per month until May 17, 2011 and will receive 539,600 Genco Shares in respect of the bonus amount payable for 2009. No bonus will be payable for 2010 or 2011.

Gregory K. Liller, former President

     Pursuant to a Consulting Agreement dated October 1, 2006, the Company had retained Gregory K. Liller as the Company’s President. Mr. Liller ceased to be President and the Agreement was terminated on January 15, 2009 in consideration of the payment to him of unpaid salary and expenses of $81,155.

     The agreement provided for remuneration of US$160,000 per year plus an annual bonus. The bonus consisted of a ‘net profit’ component equal to 2% of the Company’s annual net income, before taxes, in the previous financial year and a ‘performance’ component of up to US$250,000. The performance component of the bonus was to be paid on the basis of US$4,000 for each 1.0% increase in reserves, US$5,000 for each 1.0% increase in silver equivalent ounces produced and US$5,000 for each 0.5% decrease in operating costs during the previous financial year compared to the prior year. The bonus could be paid in cash or, subject to stock exchange and shareholder approvals, in common shares.

Wayne R. Moorhouse, Chief Financial Officer

     Pursuant to an Employment Agreement dated October 1, 2006, as amended May 21, 2008, the Company retains Wayne R. Moorhouse as the Company’s CFO.

     The remuneration payable under the agreement is US$10,000 per month plus an annual ‘performance’ bonus of up to US$125,000. The Company is, however, instead paying Mr. Moorhouse $10,000 per month.

     The performance bonus is paid on the basis of US$2,000 for each 1.0% increase in reserves, US$2,500 for each 1.0% increase in silver equivalent ounces produced and US$2,500 for each 0.5% decrease in operating costs during the previous financial year compared to the prior year. The bonus shall be paid in cash or, subject to stock exchange and shareholder approvals, in common shares valued at the average closing price for the 20 trading days preceding the end of the year in respect of which the bonus is being paid.

     Should the Company become the subject of or undergo a merger, amalgamation, sale of all or substantially all of its assets, take-over bid, or similar transaction, a ‘transaction’ bonus shall be paid which is equal to 0.75% of the increase in the Company’s market capitalization from (i) the later of date of the agreement and that date which is three years before the announcement of such transaction, to (ii) the announcement of such transaction.

     If the agreement is wrongfully terminated by the Company, a termination fee equal to 18 months remuneration, including bonuses, paid or payable in the previous year, is payable by the Company. The agreement can be terminated by Mr. Moorhouse upon 12 months notice to the Company.

     At the Company’s annual general meeting held on June 29, 2010, Genco Shareholders approved the issuance of up to 269,881 Genco Shares to Mr. Moorhouse in satisfaction of any bonus determined by the Board to be payable to Mr. Moorhouse in respect of the Company’s 2009 financial year. On September 17, 2010, the Board determined that a bonus in the amount of 269,881 Genco Shares would be payable to Mr. Moorhouse upon the completion of the Arrangement. See also the section of the Circular entitled “Approval of the Share Issuance Resolution – The Arrangement – Arrangements with Senior Personnel of Genco in Connection with Arrangement”.

     Genco may terminate the employment agreement with Mr. Moorhouse upon 18 months prior notice. On August 12, 2010, Genco provided such notice to Mr. Moorhouse, and his employment agreement will accordingly terminate effective February 12, 2012.

Other Agreements

     Except as set out above, the Company has not established or entered into any compensatory plans, contracts or arrangements where any of its Named Executive Officers are entitled to receive more than $100,000 from the Company in the event of their resignation, retirement or other termination of their employment, a change of control of the Company or a change in any of their responsibilities following a change of control.

Pension Plans for Named Executive Officers

     The Company does not have any pension plans including ‘defined benefits’ plans, ‘defined contribution’ plans or ‘deferred compensation’ plans.

Other Remuneration of Named Executive Officers

     During the last financial year there was not any other remuneration paid or payable, directly or indirectly, by the Company pursuant to any existing plan or arrangement to its directors and Named Executive Officers.

Summary Compensation Table – Named Executive Officers

     The following table discloses the compensation paid or payable, directly or indirectly, by or on behalf of the Company during the last two financial years to its Named Executive Officers:

     The Company calculates the fair value of stock options on the date of granting in the ‘Option Based Awards’ column using the Black-Scholes-Merton Model, a mathematical valuation model that ascribes a value to a stock option based on a number of variables, including the exercise price of the options, the market price of the underlying shares on the date the option was granted, the term of the option and assumptions with respect to the volatility of the price of the underlying share and the risk-free rate of return. The Company used this model because it is the methodology recommended by the Canadian Institute of Chartered Accountants in its Handbook for valuing securities based compensation and, in line with that recommendation, is the methodology used by the Company, and most Canadian publicly traded companies, in valuing and reporting stock options in its financial statements.

     Calculating the value of stock options using the Black-Scholes-Merton Model is very different from a simple ‘in-the-money’ value calculation. Stock options that are well ‘out-of-the-money’ can still have a significant fair value based on a Black-Scholes-Merton valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The value of the ‘in-the-money’ options currently held by each NEO and director (based on share market price less option exercise price) is set forth in the ‘Value of Unexercised in-the-money Options’ column of the table in the section “Outstanding Share and Option Based Awards” below.

Compensation of Directors

     The Company does not have any arrangements pursuant to which directors are directly or indirectly remunerated by the Company, for their services in their capacities as directors, consultants or experts except for stock options to purchase shares of the Company granted to the Company’s directors from time to time. Each year, independent directors are each granted an option to purchase 200,000 shares while a Chair is granted an option to purchase 400,000 shares.

     W. Gordon Blankstein, a director of the Company until June 26, 2008, provided consulting services to the Company pursuant to a Consulting Agreement dated October 1, 2006. The remuneration payable under the agreement was $12,000 per month plus an annual bonus. The bonus consisted of a ‘net profit’ component equal to 2% of the Company’s annual net income, before taxes, in the previous financial year and a ‘performance’ component of up to US$250,000. The performance component was paid on the basis of US$4,000 for each 1.0% increase in reserves, US$5,000 for each 1.0% increase in silver equivalent ounces produced and US$5,000 for each 0.5% decrease in operating costs during the previous financial year compared to the prior year. The bonus could be paid in cash or, subject to stock exchange and shareholder approvals, in common shares. The agreement was terminated on March 24, 2009 in consideration of the delivery by the Company to Mr. Blankstein of 2,000,000 common shares of Andover Ventures Inc.

     The following table discloses the compensation paid, directly or indirectly, by or on behalf of the Company during the previous financial year to its directors other than a director who is or was also an executive officer of the Company and whose remuneration is disclosed under the table in ‘Named Executive Officers’ Compensation Summary’ above:

Stock Option Plan

     The Option Plan has been established in accordance with the policies of the Toronto Stock Exchange (the “TSX”). The purpose of the Option Plan is to attract and motivate the directors, officers and employees of the Company and any subsidiaries, employees of any management corporation and consultants to the Company (collectively the “Optionees”) and thereby advance the Company’s interests by providing them an opportunity to acquire an equity interest in the Company through the exercise of stock options granted to them under the Option Plan.

     Pursuant to the Option Plan, the Board, based on the recommendations of the Compensation Committee, may grant stock options to Optionees in consideration of them providing their services to the Company or a subsidiary. The number of shares subject to each option is determined by the Board or Committee within the guidelines established by the Option Plan. The options enable such persons to purchase common shares of the Company at a price fixed pursuant to such guidelines. The options are exercisable by the Optionee giving the Company notice and payment of the exercise price for the number of shares to be acquired.

The Option Plan authorizes stock options to be granted to the Optionees on the following terms:

The number of shares reserved for issuance pursuant to outstanding options, in the aggregate, cannot exceed 10% of the Company’s issued shares. As of the Record Date for the Meeting, 9,282,482 shares (10% of the issued shares) were reserved under the Plan, the Company had granted options to purchase 5,529,582 shares (5.96% of the issued shares) and 3,797,582 shares (4.04% of the issued shares) remain available to be optioned under the Option Plan.

Unless the Option Plan has been approved by disinterested shareholders (such approval has not been sought), options granted under the Option Plan, together with all of the Company’s previously established and outstanding stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of its shares, shall not result, at any time, in

1.	the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the shares outstanding at the time of granting, or

2.	the grant to insiders, within a one year period, of options to purchase that number of shares exceeding 10% of the outstanding shares.

The exercise price of the options cannot be set at less than the closing trading price of the Company’s shares on the day before the granting of the stock options.

The options may be exercisable for up to 10 years.

There are not any vesting requirements, however, the Board may impose additional vesting requirements and, subject to obtaining any required approval from the TSX, may authorize all non- vested options to vest immediately.

     The options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, the Company or any subsidiary or is an employee of the Company’s management corporation and within a period thereafter not exceeding the earlier of:

1.	the original expiry date;

2.	30 days (or such longer period as the Board may determine) after ceasing to be a director, officer, employee or consultant; or

3.	if the Optionee dies, within one year from the Optionee’s death.

     If the Optionee is terminated ‘for cause’ from any of such positions the option will terminate concurrently.

  The options are not assignable.

  No financial assistance is available to Optionees under the Option Plan.

  Disinterested shareholder approval must be obtained prior to the reduction of the exercise price of options granted to insiders of the Company or the extension of the exercise period of any option.

  Any amendments to the Option Plan or outstanding stock options are subject to the approval of the TSX and, if required by the TSX or the Option Plan, of the shareholders of the Company, possibly with only ‘disinterested shareholders’ being entitled to vote. The amendment to an outstanding stock option will also require the consent of the Optionee.

     The Option Plan also provides that shareholder approval is required to amend the Option Plan to:

1.	increase the number of common shares reserved for issuance under the Option Plan (including a change from a fixed maximum number of shares to a fixed maximum percentage of shares); or

2.

change the manner of determining the exercise price if the exercise price would be less than the market price of the common shares on the date of grant under the new manner of exercise price determination.

     In addition, shareholder approval is required to amend options granted under the Option Plan to:

1.	reduce the exercise price, or cancel and reissue options so as to effectively reduce the exercise price, for the benefit of insiders of the Company; or

2.

extend the expiry date beyond the original expiration date for the benefit of insiders of the Company, except in certain circumstances where the Company has imposed a trading black-out, as described below.

     Subject to the restrictions in the preceding paragraph, the Board may, in its discretion, and without obtaining shareholder approval, amend, suspend or discontinue the Option Plan and, with the consent of adversely affected option holders, amend or discontinue any options granted under the Option Plan, at any time, to

1.	amend the vesting provisions,

2.	amend the termination provisions, except in certain limited circumstances where the Company has imposed a trading black-out, as described below,

3.	amend the eligibility requirements of Optionees which would have the potential of broadening or increasing participation in the Option Plan by insiders of the Company,

4.	add any form of financial assistance,

5.	amend a financial assistance provision which is more favourable to eligible recipients,

6.	add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying common shares from the reserved common shares,

7.	add any provision which results in the Optionees receiving securities while no cash consideration is received by the Company, and

8.	make any amendment of a grammatical, typographical or administrative nature or to comply with the requirement of any regulatory authority.

If an option expires during, or within five business days after, a trading black-out period imposed by the Company to restrict trades in the Company’s securities then, notwithstanding any other provision of the Option Plan, the option shall expire 10 business days after the trading black-out period is lifted by the Company.

No options have been granted under the Option Plan which are subject to shareholder approval.

The Option Plan does not permit stock options to be transformed into stock appreciation rights.

Value of Share and Option Based Awards Vested or Earned

     The following table discloses the particulars of the share and option based awards that vested in, and non-equity awards that were earned by, the Named Executive Officers and directors during the last financial year:

Option Based Awards Exercised

     The following table discloses the particulars of stock options exercised during the last financial year by the NEOs and directors:

Name & Position	Shares Acquired	Exercise Price (per share)	Aggregate Value [1] Realized
Named Executive Officers			
GARDNER, Robert C. Former CEO [2]	0	0	0
LILLER, Gregory K. Former CEO [2]	0	0	0
MOORHOUSE, Wayne R. CFO	0	0	0
Directors			
ANDERSON, James R.	0	0	0
GOODMAN, Leslie D.	0	0	0
HUGHES, Richard W. (Chair)	0	0	0
McDONALD, James M. [4]	0	0	0
SCHROEDER III, Charles E.	0	0	0
SMITH, Brian R. D. [5]	0	0	0
WEISMANTEL, Lyle R.	0	0	0
WILSON, Christopher C. [6]	0	0	0

Outstanding Share and Option Based Awards

     The following table discloses the particulars of the share and option based awards outstanding as at the end of the last financial year held by the Named Executive Officers and directors:

		Option Based Awards (1)			Share Based Awards (1

Name & Position	Number of Securities Underlying Unexercised Options (vested-unvested)	Option Exercise Price (per share)	Option Expiration Date	Value of Unexercised ‘In the Money’(2) Options	Number of Shares not vested	Market or Payout Value of Shares not vested

Named Executive Officers

GARDNER, Robert C. Former CEO (3)	192,582 - 0	$2.00	Jan 26, 2011	–	0	–

	50,000 - 0	$2.25	Nov 28, 2011	–

	117,500 - 0	$3.05	Feb 27, 2012	–

	100,000 - 0	$4.00	Feb 28, 2013	–

	100,000 - 0	$1.43	Aug 28, 2013	–

	100,000 - 0	$0.44	Aug 31, 2014	$4,000

LILLER, Gregory K. Former CEO (3)	0 - 0	–	–	–	0	–

MOORHOUSE, Wayne R. CFO	50,000 - 0	$0.80	Apr 19, 2010	–	0	–

	50,000 - 0	$0.85	Aug 1, 2010	–

	55,000 - 0	$2.00	Jan 26, 2011	–

	50,000 - 0	$2.25	Nov 28, 2011	–

	25,000 - 0	$3.05	Feb 27, 2012	–

	100,000 - 0	$4.00	Feb 28, 2013	–

Directors

ANDERSON, James R.	200,000 - 0	$1.43	Aug 28, 2013	–	0	–

	100,000 - 0	$0.44	Aug 31, 2014	$4,000

GOODMAN, Leslie D.	200,000 - 200,000	$0.44	Aug 31, 2014	$8,000	0	–

	200,000 - 0	$0.84	Oct 19, 2014	–

HUGHES, Richard W. (Chair)	50,000 - 0	$0.80	Apr 19, 2010	–	0	–

	50,000 - 0	$2.25	Nov 28, 2011	–

	50,000 - 0	$4.00	Feb 28, 2013	–

	50,000 - 0	$1.43	Aug 28, 2013	–

	400,000 - 0	$0.44	Aug. 31, 2014	$16,000

McDONALD, James M. (4)	0 - 0	–	–	–	0	–

SCHROEDER, Charles E.	100,000 - 0	$1.43	Aug 28, 2013	–	0	–

	100,000 - 0	$0.44	Aug 31, 2014	$4,000

SMITH, Brian R. D. (5)	50,000 - 0	$2.25	Nov 28, 2011	–	0	–

	50,000 - 0	$4.00	Feb 28, 2013	–

	50,000 - 0	$1.43	Aug 28, 2013	–

	100,000 - 0	$0.44	Aug 31, 2014	$4,000

WEISMANTEL, Lyle R.	100,000 - 0	$1.43	Aug 28, 2013	–	0	–

	100,000 - 0	$0.44	Aug 31, 2014	$4,000

(1)	Amounts shown are for the entire financial year (even if the NEO or director did not hold the position shown for the entire year).

(2)

Options are ‘in the money’ if the market price of the Company’s shares is greater than the exercise price of the options. The value of such options is the product of the number of shares multiplied by the difference between the exercise price and the closing market price on the financial year end of $0.48 per share. Options which were not vested at the financial year end are not included in this value.

(3)

Leslie D. Goodman has been Acting CEO since February 9, 2010. Previously, Robert C. Gardner was Acting CEO from January 29, 2009 following the resignation of Mr. Liller as President on January 15, 2009.

(4)	James M. McDonald ceased to be a director on June 23, 2009.

(5)	Brian R. D. Smith ceased to be a director on June 29, 2010.

(6)	Christopher C. Wilson ceased to be a director on January 28, 2010.

     Following completion of the Arrangement, the current senior officers of Silvermex will hold the following positions with Genco: Michael H. Callahan, President; Duane Nelson, Chief Executive Officer; Hallein Darby, Chief Financial Officer and Corporate Secretary; and Robert J. Fraser, Vice-President-Exploration. Such officers will continue on the same compensation terms as provided to them in their current positions with Silvermex. Current information regarding the compensation of the senior officers of Silvermex is contained in the Silvermex Circular which is available on Silvermex’s profile at www.sedar.com.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

     No current director of Genco:

1.

is, as at the date of the Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any corporation (including Genco) that was subject to a ‘cease trading’ or similar order (including a voluntary or involuntary Cease Trading Order applying to some or all of the management of a corporation) or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued:

	(a)	while the proposed director was acting as a director, CEO or CFO of that corporation; or

	(b)	after the proposed director ceased to be a director, CEO or CFO of that corporation but resulted from an event that occurred while acting in such capacity;

2.

is, as at the date of the Circular, or has been, within 10 years before the date of the Circular, a director or executive officer of any corporation (including the Company) that while acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

3.

has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets;

4.	has entered into, at any time, a settlement agreement with a securities regulatory authority; or

5.	has been subject to, at any time, any penalties or sanctions imposed by

(a)	a court relating to securities legislation or a securities regulatory authority, or

(b)	a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director,

other than Richard W. Hughes, who was a director of Daren Industries Ltd., a TSX Venture Exchange listed company, when (i) a receiver-manager was appointed on May 1, 2002 by its major creditor upon that company’s failure to service its debt obligations, and (ii) the British Columbia Securities Commission issued a cease trading order on May 29, 2002 upon that company’s failure to file annual financial statements within the prescribed time. Daren was not discharged from receivership nor was the cease trading order revoked.

Conflicts of Interest

     Certain directors and officers of Genco are, or may become, directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. These associations with other public companies in the resource sector may give rise to conflicts of interest from time to time.

     The directors and officers of Genco are required by law to act honestly and in good faith with a view to the best interests of the Company, and to disclose any interest that they may have in a contract or transaction if the contract or transaction is material to the Company, Genco has entered into or proposed to enter into the contract or transaction, and the director or senior officer either has a material interest in the contract or transaction or is a director or senior officer of, or has a material interest in, a corporation that has a material interest in the contract or transaction.

     If a conflict of interest arises at a meeting of the Board, any director in a conflict is required to disclose his interest and abstain from voting on such matter. In determining whether Genco will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Audit Committee and Corporate Governance

Audit Committee

     For information regarding Genco’s audit committee, please refer to Genco’s annual information form dated March 31, 2010 for the fiscal year ended December 31, 2009, which is incorporated by reference into the Circular.

Corporate Governance

     For information regarding Genco’s corporate governance practices, please refer to Genco’s management information circular dated May 21, 2010 distributed in connection with the annual general meeting of its shareholders held on June 29, 2010, which is incorporated by reference into the Circular.

Share Capital of Genco

     For a description of Genco’s share capital, see the section of the Circular entitled “The Combined Company Upon Completion of the Arrangement — Description of Share Capital”.

Price Range and Trading Volumes of Genco Shares

     The Genco Shares are listed and posted for trading on the TSX under the trading symbol “GGC”. The following table sets forth, for the periods indicated, the reported high, low and closing trading prices and the aggregate volume of trading of the Genco Shares on the TSX.

		Genco Shares on the TSX
	High	Low	Close	Volume
	$	$	$	(#)
2009
October	0.75	0.40	0.56	6,906,800
November	0.61	0.47	0.59	2,129,500
December	0.54	0.44	0.48	1,468,600

2010
January	0.50	0.39	0.40	2,447,400
February	0.45	0.34	0.36	8,723,300
March	0.45	0.35	0.38	2,244,500
April	0.41	0.32	0.33	4,732,800
May	0.43	0.30	0.37	6,398,400
June	0.38	0.32	0.36	3,605,200
July	0.32	0.28	0.29	5,783,700
August	0.31	0.24	0.31	8,286,400
September	0.45	0.30	0.44	11,564,900
October (1 to 8)	0.54	0.45	0.53	2,879,637

Prior Sales

     The information set out below is in respect of the issuances by Genco of Genco Shares and securities convertible into Genco Shares for the twelve month period prior to the date of the Circular.

		Issue or Exercise
		Price per Security
Date	Number of Securities	$
October 9, 2009	500,000 warrants	0.35
October 29, 2009	293,000 warrants	0.35
December 4, 2009	400,000 warrants	0.35
December 31, 2009	2,408,473 common shares	0.41
February 9, 2010	395,000 options	0.40
February 12, 2010	6,928,290 common shares	0.36
February 12, 2010	2,826,573 warrants	0.45
February 24, 2010	1,000,000 common shares	0.36
February 24, 2010	500,000 warrants	0.45
March 2, 2010	460,000 options	0.40
March 5, 2010	4,571,710 common shares	0.36
March 5, 2010	2,285,855 warrants	0.45
March 10, 2010	761,000 common shares	0.36
March 10, 2010	380,499 warrants	0.45
June 29, 2010	539,600 common shares	0.48
August 12, 2010	1,812,000 options	0.30
September 20, 2010	2,007,594 common shares(1)	0.26
September 21, 2010	150,000 options	0.45
October 5, 2010	50,000 options	0.45

(1) Issued to Luismin as payment in kind of the US$500,000 annual instalment due under the Promissory Note issued to Luismin pursuant to the La Guitarra Purchase Agreement. Issue price of $0.26 represents the volume weighted average price of the Genco Shares over the 10-trading day period ending two trading days prior to August 22, 2010, the applicable anniversary of the Promissory Note.

Escrowed Securities

     To the knowledge of Genco, as at the date of the Circular, the following Genco Shares are subject to escrow:

Designation of Class	Number of Securities held in Escrow	Percentage of Class
Common Shares	2,500(1)	0.003%

--------------------------------
(1) Shares beneficially owned by John Lepinski, a former director and officer of the Company.

     The release of these shares is subject to regulatory approval. The escrow agent is Computershare Investor Services Inc.

Dividends

     Genco has neither declared nor paid dividends on the Genco Shares during the past three fiscal years beginning January 1, 2007 and ending December 31, 2009. Genco has no present intention of declaring or paying dividends on the Genco Shares, as it anticipates that all available funds will be invested to finance the growth of its business, including further acquisitions, exploration and development of mineral properties.

Consolidated Capitalization

     The following table sets forth Genco’s consolidated capitalization as at June 30, 2010, adjusted to give effect to any material changes in the share capital of Genco since June 30, 2010, the date of Genco’s most recent unaudited consolidated interim financial statements, and further adjusted to give effect to the Circular. The table should be read in conjunction with the unaudited consolidated interim financial statements of Genco as at and for the six months ended June 30, 2010 including the notes thereto, and management’s discussion and analysis thereof and the other financial information contained in or incorporated by reference in the Circular.

		As at
		June 30, 2010
	As at	After Giving Effect
	June 30, 2010	to the Arrangement
Genco Share Capital	$55,991,202	$91,437,364(1)
Genco Shares
(Authorized – Unlimited)	90,817,226	188,514,348 (1)
Cash, Cash Equivalents and Short-Term Investments	$1,628,410	$6,447,762
Total Debt	$1,019,332	$1,019,332

(1)

Assumes all Silvermex Shares are acquired by Genco pursuant to the Arrangement, no Silvermex Shareholders exercise their Dissent Rights and none of the Silvermex Options, Silvermex Agents’ Options or Silvermex Warrants are exercised prior to the completion of the Arrangement. Does not reflect the issuance of any Aurcana Property Genco Shares or San Marcial Property Genco Shares.

Risk Factors

     In addition to the other information contained in the Circular, you should carefully consider the risks related to holding Genco Shares under the heading “Risk Factors” in Genco’s annual information form dated March 31, 2010 for the year ended December 31, 2009, which is incorporated by reference into the Circular.

Legal Proceedings and Regulatory Actions

     For information regarding legal proceedings and regulatory actions relating to Genco, please refer to Genco’s annual information form dated March 31, 2010 for the fiscal year ended December 31, 2009, which is incorporated by reference into the Circular. In addition, since the periods covered under such report:

  On January 27, 2010 , Genco announced that La Guitarra has successfully filed four separate lawsuits in Mexico in an effort to recover approximately CDN$1.5 million in Value Added Tax (“VAT”) refunds being withheld by the Mexican tax authority, Servicio de Administracion Tributaria (“SAT”). These legal challenges are part of La Guitarra’s efforts to collect a total of approximately CDN$3 million in VAT refunds being withheld by SAT. Also on January 27, 2010, Genco announced that the Mexican tax authorities issued a tax reassessment for La Guitarra for calendar year 2003. In the reassessment, SAT claims La Guitarra owes unpaid income taxes and value added taxes plus associated penalties and interest in the amount of approximately CDN $3.2 million. The 2003 reassessment appears to be based in part on the same arguments SAT has raised in the past to deny VAT claims. The courts have not supported SAT’s position on the VAT claims. La Guitarra intends to appeal the reassessment for tax year 2003.

  On May 10, 2010, Genco announced that Mexican authorities confirmed that all necessary environmental and operating permits for La Guitarra Mine are in place and valid following the lifting of the suspension of La Guitarra’s explosives permit.

  On September 7, 2010, Genco announced that Mexican tax courts ruled in La Guitarra's favour in all four of its VAT lawsuits and that all four rulings have been appealed by SAT. Genco also announced that the Mexican tax courts have heard two of the appeals and, in both cases, final rulings have upheld the original court decisions in La Guitarra’s favour. SAT has now refunded the previously withheld VAT refund to La Guitarra in both these cases.

Transfer Agent and Registrar

     The transfer agent and registrar for the Genco Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia.

Interests of Experts

     Meyers Norris Penny LLP has prepared the audit report attached to the Genco’s audited consolidated financial statements for the most recent year end. Meyers Norris Penny LLP has reported that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

     Glenn R. Clark, P.Eng is an independent mining consultant retained by Genco to provide reports to the Company. Mr. Clark is a “Qualified Person” for the purpose of NI 43-101.

     John C. Thornton, SAIMM is a mining consultant retained by Genco to provide reports to the Company. Mr. Thornton is a “Qualified Person” for the purpose of NI 43-101. Mr. Thornton was arms’ length to Genco during the preparation of, and prior to, the release of the Technical Report on January 29, 2010. The Company has issued 200,000 incentive stock options to Mr. Thornton relating to ongoing consulting work as recently as August 12, 2010.

     Dan Kappes, P. Eng of KCA was retained by Genco to prepare the Feasibility Study, which evaluated an approximately ten-fold production expansion of Genco’s existing mining operations at La Guitarra Mine, and elsewhere within the Temascaltepec Mining District, to 3,000 tonnes per day. Mr. Kappes and KCA are arms’ length to Genco.

     To the best knowledge of the Company, having made reasonable enquiry, none of the other experts, or any “designated professional” of such expert, other than as indicted above, has any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of its associates or affiliates.

Auditors

     Genco’s independent auditor is Meyers Norris Penny LLP, within the means of the Rules of Professional Conduct of the Institute of the Chartered Accountants of British Columbia.

     Meyers Norris Penny LLP has prepared the audit report attached to Genco’s audited consolidated balance sheets as at December 31, 2009 and 2008 and the consolidated statements of loss, comprehensive loss, and deficit and cash flows for the years then ended, which are incorporated by reference into the Circular. Meyers Norris Penny LLP has reported that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

SCHEDULE F
INFORMATION CONCERNING SILVERMEX

Overview and Corporate Structure

     Silvermex is in the business of acquiring, exploring and evaluating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Minera Terra Plata, S.A. de C.V (“Terra Plata”) and Minera La Rastra S.A. de C.V. (“Aurcana Mexico”) (formerly called Aurcana de Mexico S.A. de C.V.). The Silvermex Shares are listed for trading on the TSX Venture Exchange under the symbol “SMR”.

     Silvermex has no commercial mining operations and hence does not have any operating revenue. Silvermex’s operations consist of advancing exploration and development at its principal mineral resources properties. The recovery of Silvermex's investment in its resource properties is dependent upon the discovery, development and sale of mineral products, and the ability to raise sufficient capital to finance these activities.

     Silvermex is a reporting issuer in each of the Provinces of British Columbia, Alberta and Ontario. Silvermex is existing under the BCBCA and its head office is located at Suite 420 – 609 Granville Street, Canaccord Financial Place, Vancouver, British Columbia, V7Y 1G5.

Available Information

     Silvermex files reports and other information with certain Canadian provincial securities commissions. Those reports containing additional information with respect to Silvermex’s business and operations are available to the public free of charge at www.sedar.com.

Three Year History

     The principal business of Silvermex is the acquisition, exploration and development of mineral properties. Silvermex's material mineral property for purposes of NI 43-101 is the San Marcial Project located in Sinaloa, Mexico, in which Silvermex is acquiring a 100% interest. For a description of the San Marcial Project, see the section below “Mineral Properties – San Marcial Project, Sinaloa, Mexico”. For a discussion of the events and conditions that have influenced the general development of Silvermex’s business, see the management’s discussion and analysis for SIlvermex for the years ended April 30, 2010 and 2009, which has been incorporated by reference into this Circular. Silvermex also has an interest in the following properties:

Peñasco Quemado Project, Tubutama, Sonora, Mexico

     Pursuant to an agreement dated May 26, 2005, as amended on November 14, 2005 between Terra Plata and Santos Jaime Castiollo Romo, Silvermex completed the purchase in April, 2009 of a 100% interest in three exploitation concessions known as the Peñasco Quemado, the Ballesteros and the Lista Negra concessions situated in the north-central region of the State of Sonora, which, collectively, are known as the “Peñasco Quemado Project”. Silvermex has no immediate plans to conduct further exploration work on the Peñasco Quemado Project.

Lobos Project, Caborca/Pitiquito, Sonora, Mexico

     In January 2006, Silvermex staked a 2,830 hectare concession located in Caborca and Pitiquito in Northwestern Sonora, Mexico. Silvermex has no immediate plans to conduct exploration work on the Lobos Project, but is considering its exploration options for Lobos Project.

La Frazada Project, Nayarit, Mexico

     In 2008, Silvermex staked a 360 hectare concession along the South West margin of the Sierra Madre Occidental, in the district of Real del Zopilote, in the state of Nayarit. The concession encompasses the past producing La Frazada Silver Mine. The project is located approximately 300 km north west of Guadalajara and less than 100 km south of Silvermex’s San Marcial Project. Silvermex has no immediate plans to conduct exploration work on the La Frazada Project, but is considering its exploration options for La Frazada Project.

El Rosario Project, Sinaloa, Mexico

     Pursuant to an agreement dated October 9, 2009, as amended November 9, 2009, between Silvermex and Aurcana, Silvermex acquired all of the issued and outstanding shares of Aurcana Mexico from Aurcana Corporation. Aurcana Mexico holds the rights to, amongst others, the Rosario, San Juan and Plomosas concessions (collectively, the “El Rosario Project”) situated in Sinaloa, Mexico.

Mineral Properties

San Marcial Project, Sinaloa, Mexico

San Marcial Option

     Pursuant to the San Marcial Option Agreement, Sillver Standard granted to Silvermex an option to acquire the San Marcial Project in exchange for (a) 1,000,000 Silvermex Shares issuable at the election of Silvermex on or before February 1, 2011; and (b) up to an additional $6,000,000 of Silvermex Shares issuable at the election of Silver Standard Resources Inc. in lieu of cash payments due on or before February 1, 2012 where the number of Silvermex Shares issuable is to be determined based on the volume weighted average price of the Silvermex Shares for the ten days previous to the date of issuance. In addition, Silvermex must expend US$1 million on exploration by February 1, 2011. Silvermex believes that it has met this obligation. A 1% NSR capped at $13,750,000 less the $6,000,000 payment and the value of the 1,000,000 Silvermex Shares issuable to Silver Standard Resources Inc. on or before February 1, 2011 is also payable to Silver Standard Resources Inc. Silvermex is obligated to pay Silver Standard Resources Inc. US$100,000 per month if commercial production commences on the San Marcial Project while the project is still under option from Silver Standard Resources Inc. These payments will be credited against the purchase price.

     Pursuant to the San Marcial Genco Amendment, Genco will be added as a party to the San Marcial Option Agreement and agree to assume the share issuance obligations of Silvermex following completion of the Arrangement.

     The San Marcial Project is subject to a 3% net smelter return royalty payable to Met-Sin Industriales, S.A. de C.V., with a buy-back of US$600,000 for each percent, and to a monthly payment of US$100,000 to International American Resources Inc. on the commencement of commercial production.

San Marcial Property

     The following information is based on the summary from the San Marcial Technical Report, a copy of which can be found on Silvermex’s profile on SEDAR at www.sedar.com and sections 4.0 through 14.0, 17.0 and 19.0 of the San Marcial Technical Report of which are incorporated by reference in this Circular. The San Marcial Technical Report was prepared by William J. Lewis, who is a qualified person under NI 43-101.

     The San Marcial Property is located in the Sierra Madre mountains in the state of Sinaloa, Mexico. The property is approximately 100 km South 75°km East of Mazatlan in the La Rastra mining district.

     Silvermex holds the San Marcial Project through Terra Plata via two mineral concessions. The two mineral concessions are contiguous and are 119 hectare and 1,131 hectare in size, for a total property area of 1,250 hectare. The older and smaller “Mina de San Marcial” mineral concession is contained within the newer and larger “Ampliacion San Marcial” mineral concession which completely surrounds the original concession. The concessions are subject to a bi-annual fee and the filing of reports in May of each year covering the work accomplished on the property between January and December of the preceding year.

     The San Marcial Project area is situated along the western edge of the Sierra Madre Occidental geological province. This linear belt of volcanic rocks, approximately 1,500 km long by 250 km wide, is known to host many important gold and silver producing mines and prospects. The province is divided into two main Tertiary volcanic units referred to as the Upper and Lower Volcanic groups, both of which are separated unconformably by a period of erosion and associated with local felsic intrusive activity. The contact between the two volcanic groups is highly prospective for precious metal mineralization, as a majority of the other known gold and silver mines and prospects in the belt occur close to, if not just below, the contact interval.

     The geology at the San Marcial Project can be sub-divided into two distinct rock types. The Upper Volcanic group, composed of basal conglomerates, rhyolites and dacites, occurs in the higher and more mountainous portions of the property in the northeast. The basal conglomerate lies on the erosional surface above the Lower Volcanics. Basaltic to andesitic dykes and sills intrude into the Upper Volcanic group.

     Underlying the Upper Volcanic group is the Lower Volcanic group of andesites and dacites which occur at lower elevations in the southwest. The known silver prospects on the San Marcial Property are hosted along what appears to be a narrow set of northwest trending fault structures with a 60° Northeast dip which is in close proximity to the prospective unconformity. Along the trend and within the local area are prominent outcrops of highly weathered hydrothermal breccia and relatively fresh dacite porphyry intrusives. The volcanics vary from andesitic to dacitic ash tuffs, banded rhyolite flows interbedded with lapilli tuffs grading to agglomerate and andesitic conglomerate/agglomerate.

     Faulting is common within the San Marcial area and is an important structural feature relating to the silver mineralization. There are at least four orientations of structural breaks or features interpreted from satellite imagery, trending primarily northwest, with fewer trending east, west, north and northeast. Movement along the Northwest feature is normal but the displacement is unknown. The intersections of the east-west with northwest features are considered the most prospective areas for mineralization at San Marcial.

     Prior to amendments to the Mining Act of Mexico, effective December 2006, exploration concessions were issued for a term of six years and could not be extended. Exploration concessions could be converted into one or more exploitation concessions after the six-year period concluded provided that (a) an application is submitted prior to the conclusion of the exploration term, (b) the bi-annual fee and work requirements were in good standing, and (c) the area requested for exploitation concession(s) lies within the exploration area. Prior to the amendment to the Mining Act, exploitation concessions were the only concessions that were valid for a period of 50 years. Exploitation concessions were extendable for an additional 50 year term provided that the application was made within the five-year period prior to the expiry of the concession and the bi-annual fee and work requirements were in good standing.

     Pursuant to the amendments to the Mining Act of Mexico, effective December 2006, all exploration and exploitation concessions granted by the Federal Bureau of Mines of the Secretariat of the Economy of Mexico were automatically converted into mining concessions valid for 50 years and were no longer classified into exploration or exploitation concessions. Automatic conversion into generic 50-year mining concessions occurred upon the original underlying concession(s) being in good standing as of the date of conversion.

     The Mining Act of Mexico imposes on proprietors of mining concessions, to maintain concessions in good standing, the obligations to pay bi-annual mining duties and to carry out mining assessment work each year. Mining duties are assessed and work requirements are imposed based on size of concession and date of issuance.

     The original resource estimation for San Marcial Property was completed by Jim Cuttle, P.Geo., a consultant employed by Gold-Ore in 2002. This resource was reviewed and updated by N. Eric Fier in 2002 and reported in the October, 2002 Technical Report as being compliant with the CIM standards and definitions required by NI 43-101. In 2007, the October, 2002 resource estimate was reviewed and was reported in the technical report dated prepared by William J. Lewis and N. Eric Fier entitled “NI 43-101 Technical Report for the San Marcial Property, La Rastra Mining District, Sinaloa Mining District, Sinaloa, Mexico”. At the time of the November, 2007 technical report no further relevant exploration work had been completed on the project since the 2002 resource estimation. Based on Silvermex’s 2008 exploration and drilling program Silvermex conducted an updated mineral resource estimate for the San Marcial Project.

     Silvermex’s 2008 exploration program was successful in confirming the historical exploration results and further defining the known mineralization located on the San Marcial Property, sufficient to conduct a new resource estimate. Based on the drill hole spacing, the number of intercepts on a section and the irregular nature of the veins, both along strike and down dip, the 2008 mineral resources were classified as Indicated and Inferred Mineral Resources. The following criteria were used to classify the estimated resources according to the current CIM definitions:

1.	Measured Mineral Resources: No measured blocks were defined in the estimate.

2.

Indicated Mineral Resources: Those blocks constructed with assay results and geological data collected from surface (trench sampling) and 2 or more drill holes in either the same cross-section or within the nearest 10 m. There is demonstration of the continuity of the mineral structure, both in its down dip projection for a maximum distance of 50 m and along strike for a maximum distance of 45 m. The search ellipse forms an ellipsoid of 45 m along strike and 30 m down dip, with the width defined by intersection of the drill hole corrected for the angle of the hole and the general dip of the mineral structure.

3.

Inferred Mineral Resources: Those blocks constructed based on either geological data and assays composited from 1 or more drill holes interpreted congruently and/or adjacent to the indicated blocks in the direction of the general strike of the mineral structure or down dip, within a distance of 30 m along strike and 50 m down dip.

     Old underground workings exist within the area of the resource estimate. However, these are poorly documented and presently largely inaccessible. These workings are generally small and not considered to significantly affect the resource estimate. They were not factored into the estimate.

     The table below summarizes the mineral resource estimate for the San Marcial Project, as at October 1, 2008. The figures in the table have been rounded to reflect that they are an estimate.

Indicated and Inferred Mineral Resources on the San Marcial Property (30 g/t Silver Cut-Off), as at October 1, 2008.

Resource Classification	Tonnes	Grade			Contained Ounces Silver	Contained Pounds of Lead	Contained Pounds of Zinc
		Silver (g/t)	Lead (%))	Zinc (%)
Indicated	3,756,000	149.20	0.36	0.67	18,021,000	29,932,000	55,328,000
Inferred	3,075,000	44.21	0.29	0.51	4,371,000	19,526,000	34,691,000

     The San Marcial Property contains an Indicated Mineral Resource of 3,756,000 t at a grade of 149.20 g/t silver, 0.36% lead and 0.67% zinc, containing 18.021 Moz of silver, 29.932 Mlbs lead and 55.328 Mlbs of zinc. The San Marcial Property contains an Inferred Mineral Resource of 3,075,000 t at a grade of 44.21 g/t silver, 0.29% lead and 0.51% zinc, containing 4.371 Moz of silver, 19.526 Mlbs lead and 34.691 Mlbs of zinc.

     The stated resources are not materially affected by any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issues, unless stated in this report, to the best knowledge of the author. There are no known mining, metallurgical, infrastructure or other factors that materially affect this resource.

     The resource estimate by Silvermex and audited by Micon is compliant with the current CIM standards and definitions required by NI 43-101 and is, therefore, reportable as a mineral resource by Silvermex. However, the reader should be cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability. There are currently no mineral reserves on the San Marcial Property.

Material Contracts

The following are material contracts of Silvermex:

     Option agreement between Silver Standard Resources Inc. and Silvermex dated as of March 23, 2009 regarding the San Marcial Project, as amended on August 4, 2010 and on October 1, 2010.

     Purchase agreement between Aurcana Corporation and Silvermex dated as of October 9, 2009 regarding the El Rosario Project, as amended on November 9, 2009.

Directors and Executive Officers

Arthur Brown – Chairman and Director

     Arthur Brown, retired in 2006 as Chairman of Hecla Mining Company (NYSE: HL). During Mr. Brown’s 39 year tenure at Hecla, he held several senior operating positions becoming President of Hecla Mining Company in 1986 and was named Chairman and Chief Executive Officer in 1987.

     Mr. Brown graduated from Witwatersrand Technical College, South Africa, as a mining engineer in 1961. Following his graduation, he worked at Cementation Co. in Canada until 1967, when he began his career with Hecla Mining Company as an industrial engineer.

     Mr. Brown serves as a director on the boards of AMCOL International Corporation (NYSE: ACO) where he also serves as a member of the audit and compensation committees. Mr. Brown is also a director of the Idaho Independent Bank. He is a former Director of the National Mining Association and served as a Director of The Gold Institute and The Silver Institute (Past President). He is past president of the Idaho Mining Association and a Trustee for the University of Montana Foundation (Past Chairman).

Duane Nelson – Chief Executive Officer and Director

     Mr. Nelson is the Vice President and a Director of Silvermex. He has been employed by the Company since 2006. He has over 25 years of private and public sector experience with a focus on early-stage projects. Before joining Silvermex, he was involved in the development, structure, operations and financings of a number of resource oriented companies. He is the President and CEO of Sibling Rivalries Investments, Inc. a private resource-oriented investment firm that owns approximately 3% of Silvermex. He is the founder of Quotemedia Inc., a successful financial market data company established in 1998. Quotemedia is ranked amongst the fastest growing companies in North American on Deloitte’s 2009 Technology Fast 500. He was also the founder and CEO of Stock Deck Communications, one of North America’s largest investments-oriented, direct-media marketing firms with over 850 clients.

Michael H. Callahan – President and Director

     Mr. Callahan served as Vice President, Corporate Development of Hecla Mining Co., from February 2002 to November 9, 2006. He served as President of Minera Hecla Venezolana, a subsidiary of Hecla Mining Co., from November 9, 2006 to January 2009. He served as Vice President of Northern Idaho’s Silver Valley Operations of Hecla Mining Co., from November 9, 2006 to January 2009. Previously, he served as President of Minera Hecla Venezolana from 2000 to 2003. He joined Hecla Mining Co., in 1989. He served as Director, Accounting & Information Services of Hecla Mining Company from 1999 to 2000. From 1997 to 1999, he served as Financial Manager of Silver Valley Resources. Mr. Callahan served as Senior Financial Analyst of Hecla Mining Company from 1994 to 1996.

Robert J. Fraser, M.Sc., P.Geo – VP Exploration

     Mr. Fraser graduated with a Hon's B.Sc. in Geology and an M.Sc. in Mineral Exploration from Queen's University at Kingston and has over 35 years experience. He was with Noranda for over 25 years and more recently was the Exploration Manager for Hecla Mining Company in Canada and Venezuela.

Joseph J. Ovsenek, P. Eng., LL.B. – Director

     Mr. Ovsenek is the Senior Vice President of Silver Standard Resources Inc. Mr. Ovsenek has been responsible for Silver Standard Resources Inc.’s day-today operations, including corporate and securities compliance. He originally joined Silver Standard Resources Inc. as legal counsel in 1996. Mr. Ovsenek holds a Bachelor of Law degree from the University of Toronto. He is a registered professional engineer, and holds a Bachelor of Applied Science degree from the University of British Columbia.

Kenneth C. McNaughton, M.A.Sc., P.Eng. – Director

     Mr. McNaughton is the Vice President, Exploration for Silver Standard Resources Inc. since 1991. Before joining Silver Standard Resources Inc., he worked as contract engineer for Oretech Engineering and worked on exploration programs fro three bulk mineable gold or copper/gold deposits in Arizona and British Columbia. From 1984 to 1989, he was employed by Corona Corporation and its affiliate Mascot Gold Mines Ltd. as a project geologist and engineer for projects in British Columbia. Mr. McNaughton holds a Bachelor of Applied Science degree and a Master of Applied Science degree in geological engineering from the University of Windsor.

Hallein Darby, C.A. – Chief Financial Officer

     Ms. Darby is a chartered accountant and has been with the Company since late 2008. She has over 20 years experience in public accounting, resource and regulatory environments. Her experience includes Vice President, Finance of another resource-oriented public company, a director of client services at Pacific Opportunity Capital Ltd. and a Senior Securities Analyst with the B.C. Securities Commission.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders and Bankruptcies

     No officer or proposed director of Silvermex is, as of the date of this Circular, or has been, within the ten years prior to the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Silvermex) that: (i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. For the purpose of this paragraph, “order” means: (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

     No officer or proposed director of Silvermex is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company (including Silvermex) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties and Sanctions

     No officer or proposed director of Silvermex has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Individual Bankruptcies

     No officer or proposed director of Silvermex has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the officer or proposed director.

Audit Committees and Corporate Governance

General

     Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of Silvermex. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors adheres to principles of good management. The Silvermex Board is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Silvermex Board

     Directors are considered to be independent if they have no direct or indirect material relationship with Silvermex. A “material relationship” is a relationship that could, in the view of the Silvermex Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. A majority of the Silvermex Board is independent. The independent members of the Silvermex Board are Arthur Brown, Kenneth C. McNaughton and Joseph J. Ovsenek. The non-independent members of the Silvermex Board are Michael H. Callahan (President) and Duane Nelson (Chief Executive Officer).

     The Silvermex Board facilitates its exercise of independent supervision over management by carefully examining issues and consulting with outside counsel and other advisors in appropriate circumstances. Directors are required to be of sufficient stature and security of employment to express independent views on any matter.

Directorships

     The following directors of Silvermex are also directors and/or officers of the reporting issuers set out below:

Name of Director	Other Reporting Issuers	Position with Other Reporting Issuer
Kenneth C. McNaughton	Silver Standard Resources Inc.	Senior Vice President, Exploration
Joseph J. Ovsenek	Silver Standard Resources Inc.	Senior Vice President, Corporate Development

Board Mandate and Description of Positions

     The Silvermex Board does not currently have a written mandate. The Silvermex Board delegates to management, through the Chief Executive Officer, responsibility for meeting defined corporate objectives, evaluating new business opportunities and complying with applicable regulatory requirements. The Silvermex Board also looks to management to furnish recommendations respecting corporate objectives. The Silvermex Board is, as a whole, responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management. Board consideration and approval is required for all material contracts, business transactions, and debt and equity financing proposals.

Orientation and Continuing Education

     When new directors are appointed to the Silvermex Board, they receive orientation commensurate with their previous experience on Silvermex’s properties, business, technology and industry and on the responsibilities of directors. Meetings of the Silvermex Board may also include presentations by Silvermex’s management and employees to give the directors additional insight into Silvermex’s business. Individual directors are responsible for maintaining their own education, skills and knowledge at an appropriate level. Silvermex Board members are encouraged to attend educational courses or presentations in relation to Silvermex’s projects or the industry within which Silvermex operates.

Ethical Business Conduct

     The Silvermex Board does not currently have a formal code of ethical business conduct. The current limited size of Silvermex’s operations, and the small number of officers and employees allow the Silvermex Board to monitor on an ongoing basis the activities of management and ensure that the highest standard of ethical conduct is maintained. The Silvermex Board is reviewing different standards that may be appropriate for Silvermex to adopt.

     The Silvermex Board has found that the fiduciary duties placed on individual directors by Silvermex’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Silvermex Board in which the director has an interest have been sufficient to ensure that the Silvermex Board operates independently of management and in the best interests of Silvermex. A director must disclose to the Silvermex Board the nature and extent of any interest the director may have in any existing or proposed material contract or material transaction, whether the director is a party to the contract or transaction, and whether the director is also a director or officer (or acts in a similar capacity) of a party to a contract or transaction or otherwise has a material interest in a party to the contract or transaction. The disclosure must be evidenced in writing by being included in the consent resolutions or minutes of the meeting that approved the transaction, or contained in written disclosure delivered to Silvermex’s records office. Once the appropriate disclosure has been made by the interested director, the transaction must be approved by the directors or by the Silvermex Shareholders by special resolution. An interested director would not be entitled to vote at any Silvermex board meetings involving discussion of any such conflict.

Nomination of Directors

     The Silvermex Board as a whole is responsible for identifying and recommending to the Silvermex Board prospective director nominees. The Silvermex Board considers its size each year when it considers the number of directors to recommend to the Silvermex Shareholders for election at the annual meeting of Silvermex Shareholders, taking into account the number required to carry out the Silvermex Board’s duties effectively and to maintain a diversity of views and experience. New nominees must have a track record in general business management, special expertise in an area of strategic interest to Silvermex, the ability to devote the time required, shown support for Silvermex’s mission and strategic objectives, and a willingness to serve.

     The Silvermex Board does not have a nominating committee, and these functions are currently performed by the Silvermex Board as a whole. However, if there is a change in the number of directors required by Silvermex, this policy will be reviewed.

Compensation

     The primary objective of our executive compensation process is to attract and retain key executives necessary for our long-term success, to encourage executives to advance our company and its operations, and to motivate top-tier executives. The principal components of the executive compensation awarded by Silvermex are a base salary, a potential annual incentive award, and incentive stock options.

     The Silvermex Board is responsible for determining all forms of compensation, including for our executive officers, and for reviewing compensation-related recommendations in order to ensure that the arrangements made reflect the responsibilities and risks associated with each position. When determining the compensation of our officers, the Silvermex Board considers a variety of factors including: (a) recruiting and retaining executives essential to the success of the Company and the enhancement of shareholder value; (b) providing fair and competitive compensation; (c) balancing the interests of management and shareholders; (d) rewarding performance, both on an individual basis and with respect to operations generally; and (e) available financial resources.

Other Silvermex Board Committees

     The Silvermex Board has no other committees other than its audit committee.

Assessments

     The Silvermex Board conducts periodic assessments of its members including individual assessments to determine that the Silvermex Board, its committee and the individual directors are performing efficiently. Based on Silvermex’s size, stage of development and the limited number of individuals on the Silvermex Board, the Silvermex Board considers a formal assessment process to be inappropriate at this time. As the activities of Silvermex develop, it will consider the establishment of more formal evaluation procedures, including more quantitative measures of performance.

Silvermex Audit Committee

     NI 52-110 requires Silvermex, as a venture issuer, to annually disclose certain information concerning the constitution of its audit committee and its relationship with its independent auditor. Such disclosure is set forth below.

Silvermex Audit Committee Charter

     The charter of the Silvermex audit committee is attached as Appendix 1 to the information circular for the annual and special meeting held on October 17, 2008 filed on SEDAR at www.sedar.com on September 23, 2008.

Composition of the Silvermex Audit Committee

     As of the date of this Information Circular, the members of the Silvermex audit committee are Duane Nelson and Joseph J. Ovsenek. Mr. Ovsenek is an independent member and Chairman of the Silvermex audit committee. Mr. Nelson is not an independent member of the Silvermex audit committee because he is the Chief Executive Officer of Silvermex. All members of the Silvermex audit committee are considered to be financially literate.

     The purpose of the Silvermex audit committee is to provide assistance to the Silvermex Board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting an financial reporting processes and audits of financial statements, the integrity of financial statements, compliance with legal and regulatory requirements, the qualification and independence of external auditor and the performance of the external auditors. It is the objective of the Silvermex audit committee to maintain a free and open means of communication among the members of the Silvermex Board, the independent auditors and the financial and senior management of Silvermex.

Relevant Education and Experience

     Each of the Silvermex audit committee members are businessmen with experience in financial matters. Each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from their individual fields of endeavour. In addition, each of the members of the Silvermex audit committee have knowledge of the role of an audit committee in the realm of reporting companies from their respective years of experience with management of companies other than Silvermex. As a result of their experience, each member of the Silvermex audit committee has familiarity with, an understanding of, or experience in:

(a)

the accounting principles used by Silvermex to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)

preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer’s financial statements, or experience actively supervising individuals engaged in such activities; and

(c)	internal controls and procedures for financial reporting.

Silvermex Audit Committee Oversight

     Since the commencement of Silvermex’s most recently completed financial year, the Silvermex audit committee has not made any recommendations to the Silvermex Board to nominate or compensate any external auditor, which were not adopted by the Silvermex Board.

Reliance on Certain Exemptions

     Silvermex has not, since the commencement of its most recently completed financial year, relied on (a) the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), or (b) an exemption, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

     The Silvermex audit committee is authorized by Silvermex’s Board to pre-approve all non-audit services proposed to be provided by the external auditor. Such approval may, at the discretion of the Silvermex audit committee, be done either by the Chair of the Silvermex audit committee, Mr. Ovsenek, who will advise the Silvermex audit committee of such approval, or if the Chair prefers, through the Silvermex audit committee itself.

External Auditor Service Fees

     The Silvermex audit committee has reviewed the nature and amount of the non-audited services provided by Deloitte & Touche LLP to Silvermex to ensure auditor independence. Fees incurred with Deloitte & Touche LLP for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended April 30, 2010 $	Fees Paid to Auditor in Year Ended April 30, 2009 $
Audit Fees(1)	44,500	25,400
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	6,800	Nil
All Other Fees(4)	Nil	Nil
Total	51,300	25,400

____________________

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of Silvermex’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

Exemption

     Silvermex is a “venture issuer” as defined in NI 52-110 and is relying on the exemption in section 6.1 of NI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

Conflicts of Interest

     To the best of Silvermex’s knowledge, and other than as disclosed in this Circular, there are no known existing or potential conflicts of interest between Silvermex and any director or officer of Silvermex, except that certain of the directors and officers serve as directors and officers of other public companies, and therefore it is possible that a conflict may arise between their duties as a director or officer of Silvermex and their duties as a director or officer of such other companies.

Authorized Share Capital

     The authorized share capital of Silvermex consists of an unlimited number of Silvermex Shares without par value. As of October 1, 2010, there were 88,615,406 Silvermex Shares issued and outstanding. Each Silvermex Share entitles the holder thereof to one vote at all meetings of Silvermex Shareholders. As of October 1, 2010 there were outstanding Silvermex Options to purchase up to 7,770,000 Silvermex Shares at prices ranging from $0.25 to $0.32 and Silvermex Warrants to purchase up to 15,795,655 Silvermex Shares at a price of $0.65 per Silvermex Share, each such Silvermex Option or Silvermex Warrant, as applicable, being exercisable for one Silvermex Share. As of October 1, 2010, there were outstanding Silvermex Agents’ Options to purchase up to 1,033,244 units of Silvermex at a price of $0.45 per unit, with each unit comprised of one Silvermex Share and one Silvermex Warrant exercisable into an additional Silvermex Share at a price of $0.65 per Silvermex Share.

     The Silvermex Board has fixed the close of business on October 1, 2010 as the record date for the purpose of determining the Silvermex Shareholders entitled to receive notice of the Silvermex Meeting.

     To the knowledge of the directors and executive officers of Silvermex, no person or company beneficially owns, or controls or directs, directly or indirectly, Silvermex Shares carrying 10% or more of the voting rights attached to all of the issued and outstanding Silvermex Shares.

Changes in Share Capital

     From July 31, 2010 to October 1, 2010, Silvermex issued a total of 2,797,000 Silvermex Shares pursuant to the exercise of Silvermex Options and Silvermex Warrants. As at October 1, 2010, Silvermex had outstanding (i) Silvermex Options to purchase up to 7,770,000 Silvermex Shares at prices ranging from $0.25 to $0.32, (ii) Silvermex Warrants to purchase up to 15,795,655 Silvermex Shares at a price of $0.65 per Silvermex Share, and (iii) Silvermex Agents’ Options to purchase up to 1,033,244 units of Silvermex at a price of $0.45 per unit, with each unit comprised of one Silvermex Share and one Silvermex Warrant exercisable into an additional Silvermex Share at a price of $0.65 per Silvermex Share.

Dividends

     Silvermex has not declared or paid any dividends on the Silvermex Shares since the date of its formation. Silvermex intends to retain its earnings, if any, to finance the growth and development of its business and has no present intention of paying dividends or making any other distributions in the foreseeable future.

Consolidated Capitalization

     The following table sets forth Silvermex’s consolidated capitalization as at the dates indicated. This table should be read in conjunction with Silvermex’s management’s discussion and analysis and audited financial statements (including the notes thereto) incorporated by reference into this Circular.

Description	As at April 30, 2010	As at July 31, 2010

Shareholders’ equity
Common Shares	$20,039,570	$20,582,165
(Common Shares authorized – unlimited)	(83,707,781)	(85,818,406)
Warrants	$1,877,257	$1,656,616
Accumulated other	(0)	(0)
comprehensive loss
Deficit	(13,915,413)	(15,016,771)
Contributed Surplus	1,757,518	2,341,718
Total Shareholders’ equity	$9,758,932	$9,563,728
Deferred acquisition costs	$1,405,997	$1,432,397
Total Capitalization	$11,164,929	$10,996,125

Prior Sales

     For the 12-month period before the date of this Circular, Silvermex issued the following Silvermex Shares and securities convertible into Silvermex Shares:

		Issue or Exercise Price
Date of Issuance	Number of Securities Issued	Per Security
October, 2009	230,000 Silvermex Shares(1)	$0.10
October, 2009	75,000 Silvermex Shares(2)	$0.15
November, 2009	356,000 Silvermex Shares(1)	$0.10
November, 2009	1,207,500 Silvermex Shares(2)	$0.15
December, 2009	1,712,500 Silvermex Shares(2)	$0.15
December, 2009	1,350,000 Silvermex Options	$0.34 exercise price
January, 2010	255,000 Silvermex Shares(1)	$0.10
January, 2010	4,277,500 Silvermex Shares(2)	$0.15 - $0.20
February, 2010	375,000 Silvermex Shares(1)	$0.10
February, 2010	1,196,625 Silvermex Shares(2)	$0.15 - $0.20
February, 2010	500, 000 Silvermex Shares(3)	$0.26 - $0.30
February, 2010	1,000,000 Silvermex Shares(4)	$0.45
February, 2010	4,500,000 units, consisting of: (i) 4,500,000 Silvermex Shares; and (ii) 4,500,000 Silvermex Warrants	$0.45 issue price / $0.65 exercise price for Silvermex Warrants
February, 2010	10,835,655 units, consisting of: (i) 10,835,655 Silvermex Shares; and (ii) 10,835,655 Silvermex Warrants	$0.45 issue price / $0.65 exercise price for Silvermex Warrants
February, 2010	360,000 agent’s warrants(5)	$0.65 exercise price
February, 2010	100,000 corporate finance units(5), consisting of: (i) 100,000 Silvermex Shares; and (ii) 100,000 Silvermex Warrants	$0.45 issue price / $0.65 exercise price for Silvermex Warrants
February, 2010	1,003,244 Silvermex Agent’s Options(5), each exercisable into units consisting of (i) 1,003,244 Silvermex Shares; and (ii) 1,003,244 Silvermex Warrants	$0.45 exercise price for agent’s options and $0.65 exercise price for the underlying Silvermex Warrants
March, 2010	560,000 Silvermex Shares(2)	$0.15
March, 2010	300,000 Silvermex Shares(3)	$0.26
March, 2010	2,650,000 Silvermex Options	$0.41
April, 2010	189,000 Silvermex Shares(1)	$0.10
April, 2010	181,250 Silvermex Shares(2)	$0.15
April, 2010	450,000 Silvermex Shares(3)	$0.26
May, 2010	264,500 Silvermex Shares(2)	$0.15 - $0.20
June, 2010	50,000 Silvermex Shares(2)	$0.15
June, 2010	1,500,000 Silvermex Options	$0.32 exercise price
July, 2010	20,000 Silvermex Shares(1)	$0.10
July, 2010	1,776,125 Silvermex Shares(2)	$0.15
August, 2010	1,180,000 Silvermex Shares(2)	$0.20
September, 2010	236,500 Silvermex Shares(2)	$0.20
September, 2010	150,000 Silvermex Shares(3)	$0.26

__________________

Notes:

(1)	Issued upon the exercise of Silvermex Warrants granted to agent(s) or finder(s) engaged by Silvermex in connection with previous private placement offerings.
(2)	Issued upon the exercise of Silvermex Warrants.
(3)	Issued upon the exercise of Silvermex Options.

(4)

Issued at deemed value to Silver Standard Resources Inc. pursuant to the Option Agreement between Silver Standard Resources Inc. and Silvermex dated as of March 23, 2009 in respect to the San Marcial Project, as amended on August 4, 2010 and on October 1, 2010.

(5)	Issued to agent(s) and/or finder(s) engaged by Silvermex in connection with previous private placement offerings.

Market Prices of Silvermex Shares

     The Silvermex Shares are listed on the TSX Venture Exchange under the symbol “SMR”. The following table sets forth, for the periods indicated, the high and low trading price and the aggregate trading volume of Silvermex Shares on the TSX Venture Exchange.

	TSX Venture Exchange
	Price Range $

	High	Low	Volume
2009
September	0.305	0.215	5,440,078
October	0.325	0.225	5,991,294
November	0.405	0.240	7,654,787
December	0.530	0.400	10,777,790
2010
January	0.61	0.425	10,987,526
February	0.50	0.42	5,936,777
March	0.41	0.37	5,421,423
April	0.445	0.420	5,620,634
May	0.49	0.315	5,374,795
June	0.40	0.27	6,103,687
July	0.395	0.30	2,725,772
August	0.405	0.295	3,135,449
September	0.55	0.37	10,947,234
October 1st to October 6th	0.50	0.42	2,374,945

Effect of the Arrangement on Markets and Listing

     If the Arrangement is completed, the Silvermex Shares will be de-listed from the TSX Venture Exchange, and Genco will apply to the applicable Canadian securities regulators to have Silvermex cease to be a reporting issuer.

Risk Factors

Limited Operating History

     Silvermex has no history of earnings. There are no known commercial quantities of mineral reserves on its properties.

No History of Earnings or Dividends

     Silvermex has no history of earnings, and there is no assurance that any of the properties it now or may hereafter acquire or obtain an interest in will generate earnings, operate profitably or provide a return on investment in the future.

     Silvermex has not paid dividends on the Silvermex Shares since incorporation and does not anticipate doing so in the foreseeable future. Payment of any future dividends will be at the discretion of the Silvermex Board after taking into account many factors, including operating results, financial condition and anticipated cash needs.

Political and Regulatory Framework in Mexico

     In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. Silvermex’s operations and properties are subject to a variety of governmental regulations, including regulations promulgated by the Secretaría de Medio Ambiente y Recursos Naturales (Mexico’s environmental protection agency), Mexican mining law, and the regulations of the Comision National del Aqua with respect to water rights. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. Silvermex’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to Silvermex’s activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Mexico’s status as a developing country may make it more difficult for Silvermex to obtain required financing for is projects.

Operating in Mexico

     Silvermex’s properties are located in Mexico and Silvermex requires consultants and employees to work in Mexico to carry out its planned exploration and development programs. It may be difficult from time to time to find or hire qualified people in the mining industry who are situated in Mexico, or to obtain all of the necessary services or expertise in Mexico, or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, Silvermex may need to seek and obtain those services from people located outside of Mexico which will require work permits and compliance with applicable laws, and could result in delays and higher costs to Silvermex to conduct its operations in Mexico.

Exploration and Development

     Resource exploration and development is a speculative business, characterized by a number of significant risks, including unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by Silvermex may be affected by numerous factors that are beyond the control of Silvermex and that cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which may result in Silvermex not receiving an adequate return of investment capital.

     The properties are in the exploration and development stage. The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

     There is no assurance that Silvermex’s mineral exploration and development activities will result in any further discoveries of commercial bodies of ore or future production. The long-term profitability of Silermex’s operations will in part be directly related to the costs and success of its exploration programs and development plans, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chose for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

     There is no assurance that the TSX Venture Exchange will approve the acquisitions of any additional properties by Silvermex, whether by way of option or otherwise.

Uninsurable Risks

     In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and Silvermex may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of Silvermex.

Environmental and Safety Regulations and Risks

     Environmental laws and regulations may affect the operations of Silvermex. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. Furthermore, the permission to operate could be withdrawn temporarily where there is evidence of serious breaches of health and safety, or even permanently in the case of extreme breaches. Significant liabilities could be imposed on Silvermex for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damages caused by previous owners of acquired properties or non-compliance with environmental laws or regulations. For all major programs, Silvermex generally relies on recognized constructors and contractors from whom Silvermex will, in the first instance, seek indemnities. In addition, Silvermex intends to minimize these risks by taking steps to ensure compliance with environmental, health and safety laws and regulations and operating to international environmental standards. There is also a risk that the environmental laws and regulations in Mexico become more onerous, making Silvermex’s operations in that country more expensive.

Mining Titles

     The ability of Silvermex to carry out successful mining activities will depend on a number of factors, one of the most critical factors being the ability to obtain tenure to the properties to the satisfaction of international lending institutions. The issue of any such licenses must be in accordance with Mexican law and in particular the relevant mining legislation. No guarantee can be given that these tenures will be granted to Silvermex or, if they are granted, that Silvermex will be n a position to comply with all conditions that are imposed. Furthermore, while it is common practice that permits and licenses may be renewed or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal or a transfer will be granted to Silvermex or, if they are granted, that Silvermex will be in a position to comply with all conditions that are imposed.

     Silvermex is satisfied, based on its due diligence, that its rights to the properties are valid and exist. There can be no assurance, however, that Silvermex’s rights will not be challenged by third parties claiming an interest in the properties.

Fluctuating Mineral Prices

     Silvermex’s revenues, if any, are expected to be in large part derived form the sale of silver and possibly other metals. The price of silver and other commodities has fluctuated widely in recent years and is affected by factors beyond the control of Silvermex, including international economic and political trends, currency exchange fluctuations, economic inflation and expectations for the level of economic inflation in the consuming economics, interest rates, global and local economic health and trends, speculative activities and changes in the supply of silver due to new mine developments, mine closures as well as advances in various production, and technological uses for silver. All of these factors will have impacts on the viability of Silvermex’s exploration projects that are impossible to predict with certainty.

Competitive Conditions

     The mining industry is intensely competitive in all its phases, and Silvermex competes with other companies that have greater financial resources and technical facilities. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produce economically; the technical expertise to find, develop and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than Silvermex. Such competition may result in Silvermex being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. Silvermex’s inability to compete with other mining companies for these mineral deposits could have a material adverse effect on Silvermex’s results.

Management

     The success of Silvermex is currently largely dependent on the performance of its officers. The loss of the services of these persons could have a materially adverse effect on Silvermex’s business and prospects. There is no assurance Silvermex can maintain the services of its officers or other qualified personnel required to operate its business. Failure to do so could have a material adverse effect on Silvermex and its prospects.

Financial Capability and Additional Financing

     Silvermex has limited financial resources, has no source of operating income and has no assurance that additional funding will be available to it for further exploration and development of its projects. Although Silvermex has been successful in the past in financing its activities through the sale of equity securities, there can be no assurance that it will be able to obtain sufficient financing in the future to carry out exploration and development work on its properties. The ability of Silvermex to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of Silvermex.

Dilution

     There are a number of outstanding options and warrants pursuant to which additional Silvermex Shares may be issued in the future. Exercise of such options and warrants may result in dilution to Silvermex’s shareholders. In addition, if Silvermex raises additional funds through the sale of equity securities, shareholders may have their investment further diluted.

Price Volatility of Publicly Traded Securities

     In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. Any quoted market for the common shares may be subject to market trends generally, notwithstanding any potential success of Silvermex in creating revenues, cash flows or earnings.

Political Conditions

     Regardless of the economic viability of Silvermex’s property interests, factors such as political instability, terrorism, expropriation by governments or the imposition of new regulations or tax laws may prevent or restrict mining of some or all of the deposits that Silvermex may find. All of Silvermex’s property interests are located in Mexico and if a dispute arises regarding Silvermex’s property interests, Silvermex cannot rely on Canadian legal standards in defending or advancing is interests.

Foreign Currency Exchange

     Currency exchange rate fluctuations may adversely affect Silvermex’s financial position and results. Silvermex does not currently have in place a formal policy for managing or controlling foreign currency risks.

Interest of Management and Others in Material Transactions

Directors’ and Officers’ Insurance

     Pursuant to the Arrangement Agreement, Genco has agreed that (i) all rights to indemnification or exculpation in favour of the directors and officers of Silvermex provided in the articles of Silvermex, or in any agreement, and any directors’ and officers’ insurance now existing in favour of the directors or officers of Silvermex and (ii) all rights to indemnification or exculpation in favour of the current directors and officers of Genco who cease to act as directors or officers of Genco following the Effective Date provided in the articles of Genco, or in any agreement, and any directors’ and officers’ insurance now existing in favour of the directors or officers of Genco will in each case survive the completion of the Arrangement (or be replaced with substantially equivalent coverage from another provider) and will continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider) for a period of not less than six years from the Effective Date.

Amendment to Consulting Agreement

     Michael H. Callahan, President and director of Silvermex, entered into a consulting agreement (the “Consulting Agreement”) with Silvermex dated December 15, 2009, as amended on May 12, 2010, pursuant to which Mr. Callahan provides executive consulting services to Silvermex. Pursuant to the Consulting Agreement, in the event of certain transactions, Mr. Callahan would have been entitled to a change of control payment. Pursuant to a further amendment to the Consulting Agreement dated October 6, 2010, Silvermex and Mr. Callahan have agreed that Mr. Callahan will not be entitled to any such payments as a result of the Arrangement or in respect of the transactions contemplated by the Arrangement Agreement.

Non-Compete Agreements with Genco

     In connection with the Arrangement, Genco has entered into non-competition agreements with each of Robert J. Fraser, Vice-President of Exploration of Silvermex and Michael H. Callahan, President and director of Silvermex. The non-competition agreements were entered into for the purposes of protecting the combined business of Genco and Silvermex from competition from Mr. Fraser and Mr. Callahan for a period of one year from the Effective Date. Under the non-competition agreements, Mr. Fraser and Mr. Callahan have agreed (for the period referred to above) that they will not be involved in any way with any business, financial or commercial venture engaged in or concerned with or interested in the exploration, development and/or operation of precious metal mining properties in Mexico.

     In addition, under the non-competition agreements, Mr. Fraser and Mr. Callahan have agreed (for the period referred to above) that they will not be involved in any way with, or take, any action the probable result of which would be materially detrimental to the combined business of Genco and Silvermex (as conducted at the Effective Date) or would cause the relations between the combined business of Genco and Silvermex (as conducted at the Effective Date) and any of its clients, customers, suppliers, contractors, advisors, consultants licensing authorities, employees or others to be materially impaired.

Legal Proceedings and Regulatory Actions

     Silvermex was not party to, nor was any of its property the subject of, any legal proceedings or regulatory actions since the beginning of Silvermex’s most recently completed financial year.

Transfer Agent and Registrar

     The transfer agent and registrar for the Silvermex Shares is Computershare at its principal offices in Vancouver, British Columbia.

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